UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934 (Amendment No.)

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Adobe Systems Incorporated

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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Adobe Systems Incorporated
345 Park Avenue
San Jose, California 95110-2704

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held April 9, 2015

Dear Stockholders:

You are cordially invited to attend our 2015 Annual Meeting of Stockholders to be held on Thursday, April 9, 2015 at 9:00 a.m. local time at our East Tower building located at 321 Park Avenue, San Jose, California 95110. We are holding the meeting to:

1. Elect thirteen members of our Board of Directors named herein to serve for a one-year term;

2. Approve an amendment to the 2003 Equity Incentive Plan to increase the available share reserve by 10 million shares;

3. Ratify the appointment of KPMG LLP as our independent registered public accounting firm for our fiscal year ending on November 27, 2015;

4. Approve, on an advisory basis, the compensation of our named executive officers; and

5. Transact any other business that may properly come before the meeting.

If you owned our common stock at the close of business on February 13, 2015, you may attend and vote at the meeting. A list of stockholders eligible to vote at the meeting will be available for review during our regular business hours at our headquarters in San Jose, California for the ten days prior to the meeting for any purpose related to the meeting.

We are pleased to continue to take advantage of the U.S. Securities and Exchange Commission rule that allows companies to furnish proxy materials to their stockholders over the internet. As a result, we are mailing to most of our stockholders a Notice of Internet Availability of Proxy Materials (the "Notice") instead of a paper copy of this proxy statement and our 2014 Annual Report. We believe that this process allows us to provide our stockholders with the information they need in a timelier manner, while reducing the environmental impact and lowering the costs of printing and distributing our proxy materials. The Notice contains instructions on how to access those documents over the internet. The Notice also contains instructions on how to request a paper copy of our proxy materials, including this proxy statement, our 2014 Annual Report and a form of proxy card. All stockholders who have previously requested a paper copy of our proxy materials will continue to receive a paper copy of the proxy materials by mail.

Your vote is important. Whether or not you plan to attend the meeting, we hope that you will vote as soon as possible. You may vote your shares via a toll-free telephone number or over the internet. If you received a proxy card or voting instruction card by mail, you may submit your proxy card or voting instruction card by signing, dating and mailing your proxy card or voting instruction card in the envelope provided.

Sincerely,

Michael Dillon
Senior Vice President, General Counsel &
Corporate Secretary

February 27, 2015
San Jose, California

ADOBE SYSTEMS INCORPORATED

Proxy Statement
for the
Annual Meeting of Stockholders
To Be Held April 9, 2015

TABLE OF CONTENTS

	Page
Information Concerning Solicitation and Voting	1
Questions and Answers	1
Board of Directors and Corporate Governance	5
Security Ownership of Certain Beneficial Owners and Management	17
Section 16(a) Beneficial Ownership Reporting Compliance	20
Equity Compensation Plan Information	21
Compensation Discussion and Analysis	24
Report of the Executive Compensation Committee	42
Executive Compensation	43
Summary Compensation Table	43
Grants of Plan-Based Awards in Fiscal Year 2014	44
Outstanding Equity Awards at 2014 Fiscal Year End	46
Option Exercises and Stock Vested in Fiscal Year 2014	49
Nonqualified Deferred Compensation	49
Change of Control	50
Director Compensation	55
Compensation Committee Interlocks and Insider Participation	59
Transactions with Related Persons	59
Proposal 1—Election of Directors	60
Proposal 2—Approval of an Amendment to the Adobe Systems Incorporated 2003 Equity Incentive Plan	61
Proposal 3—Ratification of Appointment of Independent Registered Public Accounting Firm	71
Principal Accounting Fees and Services	72
Audit Committee Pre-Approval of Services Performed by Our Independent Registered Public Accounting Firm	72
Report of the Audit Committee	73
Proposal 4—Advisory Vote on Executive Compensation	75
Householding of Proxy Materials	76
Annual Report	76
Important Notice Regarding the Internet Availability of Proxy Materials for the Annual Meeting to be Held on April 9, 2015	76
Stockholder Proposals to be Presented at Next Annual Meeting	77

_____

ADOBE SYSTEMS INCORPORATED

_____

PROXY STATEMENT

_____

INFORMATION CONCERNING SOLICITATION AND VOTING

Our Board of Directors (the "Board") is soliciting proxies for our 2015 Annual Meeting of Stockholders (the "2015 Annual Meeting") to be held on Thursday, April 9, 2015, at 9:00 a.m. local time at our East Tower building located at 321 Park Avenue, San Jose, California 95110. Our principal executive offices are located at 345 Park Avenue, San Jose, California 95110, and our telephone number is (408) 536-6000.

The proxy materials, including this proxy statement, proxy card and our 2014 Annual Report, are being distributed and made available on or about February 27, 2015. This proxy statement contains important information for you to consider when deciding how to vote on the matters brought before the 2015 Annual Meeting. Please read it carefully.

In accordance with rules and regulations adopted by the U.S. Securities and Exchange Commission (the "SEC"), we have elected to provide our stockholders access to our proxy materials over the internet. Accordingly, a Notice of Internet Availability of Proxy Materials (the "Notice") will be mailed on or about February 27, 2015 to most of our stockholders who owned our common stock at the close of business on the record date, February 13, 2015. Stockholders will have the ability to access the proxy materials on a website referred to in the Notice or request a printed set of the proxy materials be sent to them by following the instructions in the Notice.

The Notice will also provide instructions on how you can elect to receive future proxy materials electronically or in printed form by mail. If you choose to receive future proxy materials electronically, you will receive an email next year with instructions containing a link to the proxy materials and a link to the proxy voting site. Your election to receive proxy materials electronically or in printed form by mail will remain in effect until you terminate such election.

Choosing to receive future proxy materials electronically will allow us to provide you with the information you need in a timelier manner, will save us the cost of printing and mailing documents to you and will conserve natural resources.

We will bear the expense of soliciting proxies. In addition to these proxy materials, our directors and employees (who will receive no compensation in addition to their regular salaries) may solicit proxies in person, by telephone or email. We have also retained Innisfree M&A Incorporated to help us solicit proxies from brokers, bank nominees and other institutional owners. We expect to pay Innisfree a fee of $15,000 for its services and will reimburse Innisfree for reasonable out-of-pocket expenses. We will reimburse banks, brokers and other custodians, nominees and fiduciaries for reasonable charges and expenses incurred in forwarding soliciting materials to their clients.

QUESTIONS AND ANSWERS

Q: Who may vote at the 2015 Annual Meeting?

A: Our Board set February 13, 2015 as the record date for the meeting. If you owned our common stock at the close of business on February 13, 2015, you may attend and vote at the meeting. Each stockholder is entitled to one vote for each share of common stock held on all matters to be voted on. As of February 13, 2015, there were 500,922,824 shares of our common stock outstanding and entitled to vote at the meeting.

Q: What is the quorum requirement for the 2015 Annual Meeting?

A: A majority of our outstanding shares entitled to vote as of the record date must be present at the meeting in order to hold the meeting and conduct business. This is called a quorum.

Your shares will be counted as present at the meeting if you are entitled to vote and you:

- are present in person at the meeting; or

- have properly submitted a proxy card or voting instruction card, or voted by telephone or over the internet.

Both abstentions and broker non-votes (as described below) are counted for the purpose of determining the presence of a quorum.

Each proposal identifies the votes needed to approve or ratify the proposed action.

Q: What proposals will be voted on at the 2015 Annual Meeting?

A: There are four proposals scheduled to be voted on at the meeting:

- Election of thirteen members of our Board named herein to serve for a one-year term;

- Approval of an amendment to the 2003 Equity Incentive Plan to increase the available share reserve by 10 million shares;

- Ratification of KPMG LLP as our independent registered public accounting firm for the fiscal year ending November 27, 2015; and

- Approval, on an advisory basis, of the compensation of our named executive officers.

We will also consider any other business that properly comes before the meeting. If any other matters are properly brought before the meeting, the persons named in the enclosed proxy card or voter instruction card will vote the shares they represent using their best judgment.

Q: Why did I receive a notice in the mail regarding the internet availability of proxy materials instead of a full set of proxy materials?

A: We are pleased to continue to take advantage of the SEC rule that allows companies to furnish their proxy materials over the internet. Accordingly, we have sent to most of our stockholders of record and beneficial owners a notice regarding internet availability of proxy materials. Instructions on how to access the proxy materials over the internet or to request a paper copy may be found in the Notice. In addition, stockholders may request to receive proxy materials in printed form by mail or electronically on an ongoing basis. A stockholder's election to receive proxy materials by mail or electronically by email will remain in effect until the stockholder terminates such election.

Q: Why did I receive a full set of proxy materials in the mail instead of a notice regarding the internet availability of proxy materials?

A: We are providing stockholders who have previously requested to receive paper copies of the proxy materials with paper copies of the proxy materials instead of a Notice. If you would like to reduce the environmental impact and the costs incurred by us in mailing proxy materials, you may elect to receive all future proxy materials electronically via email or the internet. To sign up for electronic delivery, please follow the instructions provided with your proxy materials and on your proxy card or voting instruction card, to vote using the internet and, when prompted, indicate that you agree to receive or access stockholder communications electronically in future years. Alternatively, you can go to https://www.icsdelivery.com/adobe and enroll for online delivery of annual meeting and proxy voting materials.

Q: How can I get electronic access to the proxy materials?

A: You can view the proxy materials on the internet at www.proxyvote.com. Please have your 12 digit control number available. Your 12 digit control number can be found on your Notice. If you received a paper copy of your proxy materials, your 12 digit control number can be found on your proxy card or voting instruction card.

Our proxy materials are also available on our Investor Relations website at www.adobe.com/adbe.

Q: Can I vote my shares by filling out and returning the Notice?

A: No. The Notice will, however, provide instructions on how to vote by internet, by telephone, by requesting and returning a paper proxy card or voting instruction card, or by submitting a ballot in person at the meeting.

Q: How may I vote my shares in person at the meeting?

A: If your shares are registered directly in your name with our transfer agent, Computershare Investor Services LLC, you are considered, with respect to those shares, the stockholder of record. As the stockholder of record, you have the right to vote in person at the meeting. If your shares are held in a brokerage account or by another nominee or trustee, you are considered the beneficial owner of shares held in street name. As the beneficial owner, you are also invited to attend the meeting. Since a beneficial owner is not the stockholder of record, you may not vote these shares in person at the meeting unless you obtain a "legal proxy" from your broker, nominee, or trustee that holds your shares, giving you the right to vote the shares at the meeting. The meeting will be held at our East Tower building located at 321 Park Avenue, San Jose, California 95110. If you need directions to the meeting, please visit http://www.adobe.com/aboutadobe/maps/sj_map.html.

Q: How can I vote my shares without attending the meeting?

A: Whether you hold shares directly as a registered stockholder of record or beneficially in street name, you may vote without attending the meeting. You may vote by granting a proxy or, for shares held beneficially in street name, by submitting voting instructions to your broker, trustee or nominee. In most cases, you will be able to do this by telephone, by using the internet or by mail if you received a printed set of the proxy materials.

By Telephone or Internet. If you have telephone or internet access, you may submit your proxy by following the instructions provided in the Notice, or if you received a printed version of the proxy materials by mail, by following the instructions provided with your proxy materials and on your proxy card or voting instruction card.

By Mail. If you received printed proxy materials, you may submit your proxy by mail by signing your proxy card if your shares are registered or, for shares held beneficially in street name, by following the voting instructions included by your stockbroker, trustee or nominee, and mailing it in the enclosed envelope. If you provide specific voting instructions, your shares will be voted as you have instructed.

Q: What happens if I do not give specific voting instructions?

A: *Registered Stockholder of Record.* If you are a registered stockholder of record and you indicate when voting on the internet or by telephone that you wish to vote as recommended by the Board, or you sign, date and return a proxy card without giving specific voting instructions, then the proxy holders will vote your shares in the manner recommended by the Board on all matters presented in this proxy statement and as the proxy holders may determine in their best judgment with respect to any other matters properly presented for a vote at the meeting.

Beneficial Owners of Shares Held in Street Name. If you are a beneficial owner of shares held in street name and do not provide the organization that holds your shares with specific voting instructions, the organization that holds your shares may generally vote at its discretion on routine matters but cannot vote on non-routine matters. If the organization that holds your shares does not receive instructions from you on how to vote your shares on a non-routine matter, the organization will inform the inspector of elections that it does not have the authority to vote on this matter with respect to your shares. This is generally referred to as a "broker non-vote." In tabulating the voting results for any particular proposal, shares that constitute broker non-votes are not considered entitled to vote on that proposal. Thus, broker non-votes will not affect the outcome of any matter being voted on at the meeting, assuming that a quorum is obtained.

Q: Which ballot measures are considered "routine" or "non-routine"?

A: The ratification of the appointment of KPMG LLP as our independent registered public accounting firm for the fiscal year ending November 27, 2015 (Proposal 3), is considered routine under applicable rules. A broker or other nominee may generally vote on routine matters, and therefore no broker non-votes are expected to exist in connection with Proposal 3. The election of directors (Proposal 1), the amendment of the 2003 Equity Incentive Plan to increase the available share reserve by 10 million shares (Proposal 2) and the advisory vote on executive compensation (Proposal 4) are matters considered non-routine under applicable rules. A broker or other nominee cannot vote without instructions on non-routine matters, and, therefore, there may be broker non-votes on Proposals 1, 2 and 4.

Q: How can I revoke my proxy and change my vote?

A: You may revoke your proxy and change your vote at any time before the final vote at the meeting. If you are a stockholder of record, you may do this by signing and submitting a new proxy card with a later date; by voting by telephone or by using the internet, either of which must be completed by 11:59 p.m. Eastern Time on April 8, 2015 (your latest telephone or internet proxy is counted); or by attending the meeting and voting in person by ballot. Attending the meeting alone will not revoke your proxy unless you specifically request your proxy to be revoked. If you hold shares through a bank or brokerage firm, you must contact that bank or firm directly to revoke any prior voting instructions.

Q: Where can I find the voting results of the meeting?

A: The preliminary voting results will be announced at the meeting. The final voting results will be reported in a Current Report on Form 8-K, which will be filed with the SEC within four business days after the meeting. If our final voting results are not available within four business days after the meeting, we will file a Current Report on Form 8-K reporting the preliminary voting results and subsequently file the final voting results in an amendment to the Current Report on Form 8-K within four business days after the final voting results are known to us.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Our Board of Directors

The following tables set forth the biographical information listed below for each nominee, such as relevant experience, qualifications, attributes and skills, and including other directorships held in public companies.

Nominees for Election for a One-Year Term Expiring in 2016

Name	Principal Occupation During Last Five Years and Relevant Experience, Qualifications, Attributes or Skills	Age	Director Since
Amy L. Banse	Ms. Banse serves as Managing Director and Head of Funds, Comcast Ventures and Senior Vice President, Comcast Corporation. Prior to this role, she was President of Comcast Interactive Media (CIM), a division of Comcast responsible for developing Comcast's online strategy and operating Comcast's digital properties, including Fandango, Xfinity.com and Xfinitytv.com. Ms. Banse joined Comcast in 1991 and spent the early part of her career at Comcast overseeing the development of Comcast's cable network portfolio. She received a B.A. from Harvard and a J.D. from Temple University School of Law. As the Managing Director and Head of Funds for Comcast Ventures and Senior Vice President, Comcast Corporation, as well as her prior executive positions, including President of CIM, Ms. Banse has extensive executive leadership experience, as well as extensive knowledge of operational, financial and strategic issues. She also brings to the Board a deep expertise in global media and technology organizations in online business.	55	2012
Kelly J. Barlow	Mr. Barlow has been a Partner of ValueAct Capital, an investment partnership engaged in public and private equity investing, since August 2003. Prior to joining ValueAct Capital, Mr. Barlow worked at EGM Capital from 1997 to 2003 where he served primarily as portfolio manager of the firm's long/short equity fund. Prior to EGM Capital, Mr. Barlow worked at Wells Capital Management, a wholly owned subsidiary of Wells Fargo Bank, in the small capitalization equity department from 1993 to 1997. Mr. Barlow previously served as a director of KAR Auction Services, Inc. from December 2011 to September 2013, of Allscripts Healthcare Solutions, Inc. from October 2008 to August 2010 and of SIRVA, Inc. from September 2006 to December 2007. Mr. Barlow holds a B.S. from California State University, Chico and is a CFA Charterholder. Mr. Barlow's years of experience as a seasoned investor with financial expertise and public company board experience bring significant value to our Board. He also provides the Board a unique perspective as a representative of a major stockholder.	46	2012

Name	Principal Occupation During Last Five Years and Relevant Experience, Qualifications, Attributes or Skills	Age	Director Since
Edward W. Barnholt	Mr. Barnholt served as President and Chief Executive Officer of Agilent Technologies, Inc., a measurement company, from March 1999 to March 2005 and as its Chairman of the Board from November 2002 until his retirement in March 2005. From 1990 to 1999, Mr. Barnholt served in several executive positions at Hewlett-Packard Company, a computer and electronics company, including serving as Executive Vice President and General Manager of its Measurements Organization. Mr. Barnholt currently serves on the board of directors of eBay Inc., a global online marketplace, and as Chairman of the Board of KLA-Tencor Corporation, a provider of process control and yield management solutions. Mr. Barnholt holds a B.S. and a M.S. in Electrical Engineering from Stanford University. As the former President, Chief Executive Officer and Chairman of the Board of Agilent, as well as a former senior executive with Hewlett-Packard, Mr. Barnholt possesses significant leadership and operational experience, including on matters particularly relevant to companies with complex technology and international issues. As a board member of two other public companies, Mr. Barnholt also has strong corporate governance expertise and a global business perspective.	71	2005
Robert K. Burgess	Mr. Burgess has been an independent consultant since December 2005. He served as Chief Executive Officer of Macromedia, Inc., a provider of internet and multimedia software, from November 1996 to January 2005. He also served on the board of directors of Macromedia from November 1996 until December 2005, as Chairman of the Board of Macromedia from July 1998 until December 2005 and as Executive Chairman of Macromedia from January 2005 until December 2005, when Macromedia was acquired by Adobe. Prior to joining Macromedia, Mr. Burgess held key executive positions at Silicon Graphics, Inc., a graphics and computing company, and from 1991 to 1995 served as Chief Executive Officer and a member of the board of directors of Alias Research, Inc., a publicly traded 3D software company, prior to its acquisition by Silicon Graphics. Mr. Burgess currently serves on the board of NVIDIA Corporation, a provider of programmable graphics processing technologies. He previously served on the board of IMRIS Inc. from September 2010 to November 2013. Mr. Burgess holds a B.Com. from McMaster University in Canada. As the former Executive Chairman, Chief Executive Officer and Chairman of the Board of Macromedia, as well as several other executive positions, Mr. Burgess has extensive executive leadership experience, as well as extensive knowledge of operational, financial and strategic issues. He also possesses significant experience with business issues in technology organizations as a result of his former executive roles. With more than 20 years experience as a board member of publicly traded companies, Mr. Burgess also has a broad understanding of the role and responsibilities of the Board and valuable insight on a number of significant issues in the technology industry.	57	2005

Name	Principal Occupation During Last Five Years and Relevant Experience, Qualifications, Attributes or Skills	Age	Director Since
Frank A. Calderoni.........	Mr. Calderoni currently serves as an Executive Advisor at Cisco Systems Inc., a designer, manufacturer and seller of Internet Protocol (IP)-based networking and other products related to the communications and information technology industry. From 2008 to January 2015, Mr. Calderoni served as Executive Vice President and Chief Financial Officer at Cisco, managing the company's financial strategy and operations. He joined Cisco in 2004 from QLogic Corporation, a storage networking company where he was Senior Vice President and Chief Financial Officer. Prior to that, he was Senior Vice President, Finance and Administration and Chief Financial Officer for SanDisk Corporation, a flash data storage company. Before joining SanDisk, Mr. Calderoni spent 21 years at IBM, a global services, software and systems company, where he became Vice President and held controller responsibilities for several divisions within the company. Mr. Calderoni holds a B.S. in Accounting and Finance from Fordham University and an M.B.A. in Finance from Pace University. As a result of his positions at Cisco, as well as his past service as chief financial officer of publicly traded global technology companies, Mr. Calderoni brings to the Board abundant financial expertise that includes extensive knowledge of the complex financial and operational issues facing large global companies, and a deep understanding of accounting principles and financial reporting rules and regulations. He provides the Board and Audit Committee with significant insight into the preparation of financial statements and knowledge of audit procedures. Through his senior executive positions, Mr. Calderoni has demonstrated his global leadership and business acumen.	57	2012
Michael R. Cannon	Mr. Cannon served as President, Global Operations of Dell Inc., a computer systems manufacturer and services provider, from February 2007 until his retirement in January 2009, and as a consultant to Dell from January 2009 until January 2011. Prior to joining Dell, Mr. Cannon was the President and Chief Executive Officer of Solectron Corporation, an electronic manufacturing services company, from January 2003 until February 2007. From July 1996 until January 2003, Mr. Cannon served as the Chief Executive Officer of Maxtor Corporation, a disk drive and storage systems manufacturer. Prior to joining Maxtor, Mr. Cannon held senior management positions at IBM, a global services, software and systems company. Mr. Cannon also serves on the board of directors of Seagate Technology Public Limited Company, a disk drive and storage solutions company, Lam Research Corporation, a semiconductor wafer fabrication equipment company, and Dialog Semiconductor, a mixed signal semiconductor company. He previously served as a director of Elster Group SE from October 2010 to August 2012. Mr. Cannon studied mechanical engineering at Michigan State University and completed the Advanced Management Program at Harvard Business School. Mr. Cannon's career spans more than 35 years in technology. As a result of his former senior executive positions at Dell, Solectron and Maxtor, Mr. Cannon possesses a significant amount of leadership and worldwide operational experience with companies in high technology industries. In addition, as Chief Executive Officer with financial oversight responsibilities at both Solectron and Maxtor, Mr. Cannon possesses extensive financial expertise. Also, from his service as a board member with four other public companies, Mr. Cannon offers our Board a deep understanding of corporate governance matters.	62	2003

Name	Principal Occupation During Last Five Years and Relevant Experience, Qualifications, Attributes or Skills	Age	Director Since
James E. Daley	Mr. Daley has been an independent consultant since his retirement in July 2003 from Electronic Data Systems Corporation (EDS), an information technology service company. Mr. Daley served as Executive Vice President and Chief Financial Officer of EDS from March 1999 to February 2003, and as its Executive Vice President of Client Solutions, Global Sales and Marketing from February 2003 to July 2003. From 1963 until his retirement in 1998, Mr. Daley was with Price Waterhouse, L.L.P., an accounting firm, where he served as Co-Chairman-Operations and Vice-Chairman-International from 1988 to 1998. Mr. Daley currently serves on the board of directors of The Guardian Life Insurance Company of America. Mr. Daley holds a B.B.A. from Ohio University. With more than 35 years of service with the international accounting firm Price Waterhouse, L.L.P., as well as his past service as the Chief Financial Officer of a publicly traded global technology company, Mr. Daley brings to the Board extensive expertise related to the business and financial issues facing large global technology corporations, as well as a comprehensive understanding of international business and corporate governance matters.	73	2001
Laura B. Desmond	Ms. Desmond is the Global Chief Executive Officer of Starcom MediaVest Group (SMG), a global marketing and media services company which is part of the Publicis Groupe. She is also a member of the Publicis Groupe P12, an executive committee, and the Directoire+, a management board, which are both comprised of the company's top global leaders. Prior to her appointment as Global Chief Executive Officer in 2008, Ms. Desmond was Chief Executive Officer of SMG–The Americas from 2007 to 2008 where she managed a network spanning the United States, Canada and Latin America. She was Chief Executive Officer of MediaVest, based in New York, from 2003 to 2007, and from 2000 to 2002 she was Chief Executive Officer of SMG's Latin America group. Ms. Desmond previously served as a director of Tremor Video, Inc. from January 2012 to September 2013. She holds a B.B.A. in Marketing from the University of Iowa. With her experience as Global Chief Executive Officer of SMG as well as her prior senior executive positions at SMG, Ms. Desmond brings to the Board a deep expertise in global media and marketing technology organizations, leadership capabilities and business acumen. In addition, her past service on other boards gives her valuable knowledge and perspective.	49	2012
Charles M. Geschke	Dr. Geschke was a founder of Adobe and has served as our Chairman of the Board since September 1997, sharing that office with John E. Warnock. He was our Chief Operating Officer from December 1986 until July 1994 and our President from April 1989 until his retirement in April 2000. Dr. Geschke holds a Ph.D. in Computer Science from Carnegie Mellon University. As a co-founder of Adobe and its former President and Chief Operating Officer, Dr. Geschke has experience growing Adobe from a start-up to a large publicly traded company. His nearly 20 years of executive and technological leadership at Adobe provide the Board with significant leadership, operations and technology experience, as well as important perspectives on innovation, management development, and global challenges and opportunities. As Co-Chairman of the Board, Dr. Geschke has a strong understanding of his role as a director and a broad perspective on key industry issues and corporate governance matters.	75	1983

Name	Principal Occupation During Last Five Years and Relevant Experience, Qualifications, Attributes or Skills	Age	Director Since
Shantanu Narayen	Mr. Narayen currently serves as our President and Chief Executive Officer. He joined Adobe in January 1998 as Vice President and General Manager of our engineering technology group. In January 1999, he was promoted to Senior Vice President, Worldwide Products, and in March 2001 he was promoted to Executive Vice President, Worldwide Product Marketing and Development. In January 2005, Mr. Narayen was promoted to President and Chief Operating Officer, and effective December 2007, he was appointed our Chief Executive Officer and joined our Board of Directors. Mr. Narayen serves on the board of directors of Pfizer Inc., a multinational pharmaceutical corporation. He previously served as a director of Dell Inc. from September 2009 to October 2013. Mr. Narayen holds a B.S. in Electronics Engineering from Osmania University in India, a M.S. in Computer Science from Bowling Green State University and an M.B.A. from the Haas School of Business, University of California, Berkeley. As our President and Chief Executive Officer and as an Adobe employee for more than 17 years, Mr. Narayen brings to the Board extensive leadership and industry experience, including a deep knowledge and understanding of our business, operations and employees, the opportunities and risks faced by Adobe, and management's current and future strategy and plans. In addition, his service on other boards gives him a strong understanding of his role as a director and a broad perspective on key industry issues and corporate governance matters.	51	2007
Daniel L. Rosensweig	Mr. Rosensweig is currently President, Chief Executive Officer and Chairman of the board of directors of Chegg.com, an online textbook rental company. Prior to joining Chegg.com in February 2010, Mr. Rosensweig served as President and Chief Executive Officer of RedOctane, a business unit of Activision Publishing, Inc., a developer, publisher and distributor of interactive entertainment and leisure products. Prior to joining RedOctane in March 2009, Mr. Rosensweig was an Operating Principal at the Quadrangle Group, a private investment firm. Prior to joining the Quadrangle Group in August 2007, Mr. Rosensweig served as Chief Operating Officer of Yahoo! Inc., an internet content and service provider, which he joined in April 2002. Prior to joining Yahoo!, Mr. Rosensweig was President of CNET Networks, Inc., an interactive media company, which he joined in October 2000. Mr. Rosensweig served for 18 years with Ziff-Davis, an integrated media and marketing services company, including roles as President and Chief Executive Officer of its subsidiary ZDNet, from 1997 until 2000 when ZDNet was acquired by CNET. Mr. Rosensweig holds a B.A. in Political Science from Hobart College. As a result of his current executive position at Chegg.com, as well as his former positions as a senior executive at global media and technology organizations, Mr. Rosensweig provides the Board with extensive and relevant executive leadership, worldwide operations and technology industry experience.	53	2009

Name	Principal Occupation During Last Five Years and Relevant Experience, Qualifications, Attributes or Skills	Age	Director Since
Robert Sedgewick	Dr. Sedgewick has been a Professor of Computer Science at Princeton University since 1985, where he was the founding Chairman of the Department of Computer Science and is now the William O. Baker Professor of Computer Science. From 1975 to 1985, he served on the faculty at Brown University. Dr. Sedgewick holds a Ph.D. in Computer Science from Stanford University. Professor Sedgewick has held visiting research positions at Xerox PARC in Palo Alto, Institute for Defense Analyses in Princeton and INRIA in Rocquencourt, France. He regularly serves on journal editorial boards and organizes program committees of conferences and workshops on data structures and the analysis of algorithms held throughout the world. Professor Sedgewick's research interests include mathematical analysis of algorithms, design of data structures and algorithms and program visualization. He has published widely in these areas and is the author of several books. His latest books are "An Introduction to Programming in Java - An Interdisciplinary Approach" (with Kevin Wayne), "Analytic Combinatorics" (with Philippe Flajolet) and a new fourth edition of "Algorithms," the latest in a series that has sold over one-half million copies. As a Professor and the founding Chairman of the Department of Computer Science at Princeton, Dr. Sedgewick brings to the Board extensive leadership experience and expertise on technology issues in the software industry. Also, as the holder of a Ph.D. degree in Computer Science from Stanford University, and the author of numerous research papers and widely used series of textbooks on algorithms, Dr. Sedgewick offers relevant expertise on a broad range of technology issues. As a result of his membership on Adobe's Board, Dr. Sedgewick also possesses experience with a range of corporate governance issues.	68	1990
John E. Warnock	Dr. Warnock was a founder of Adobe and has been our Chairman of the Board since April 1989. Since September 1997, he has shared the position of Chairman with Charles M. Geschke. Dr. Warnock served as our Chief Executive Officer from 1982 until December 2000. From December 2000 until his retirement in March 2001, Dr. Warnock served as our Chief Technical Officer. Dr. Warnock currently serves as Chairman of the Board of Salon Media Group, Inc. Dr. Warnock holds a Ph.D. in Electrical Engineering from the University of Utah. As a co-founder of Adobe and its former Chief Executive Officer and Chief Technical Officer, Dr. Warnock has experience growing Adobe from a start-up to a large publicly traded company. His nearly 20 years of executive and technological leadership at Adobe provide the Board with significant leadership, operations and technology experience, as well as important perspectives on innovation, management development, and global challenges and opportunities. As Co-Chairman of the Board of Directors of Adobe and Chairman of the Board Salon, Dr. Warnock has a strong understanding of his role as a director and a broad perspective on key industry issues and corporate governance matters.	74	1983

Independence of Directors

As required by the NASDAQ Global Select Market's ("NASDAQ") listing standards, a majority of the members of our Board must qualify as "independent," as affirmatively determined by our Board. Our Board consults with our legal counsel to ensure that its determinations are consistent with all relevant securities and other laws and regulations regarding the definition of "independent," including those set forth in the applicable NASDAQ listing standards.

After review of all relevant transactions and relationships between each director, any of their family members, Adobe, our executive officers and our independent registered public accounting firm, the Board has affirmatively determined that a majority of our Board is comprised of independent directors. Our independent directors are: Ms. Banse, Mr. Barlow, Mr. Barnholt, Mr. Burgess, Mr. Calderoni, Mr. Cannon, Mr. Daley, Ms. Desmond, Dr. Geschke, Mr. Rosensweig, Dr. Sedgewick and Dr. Warnock.

Committees of the Board

The *Audit Committee's* role includes the oversight of our financial, accounting and reporting processes; our system of internal accounting and financial controls; our enterprise risk management program (in conjunction with the Board); and our compliance with related legal, regulatory and ethical requirements. The Audit Committee oversees the appointment, compensation, engagement, retention, termination and services of our independent registered public accounting firm, including conducting a review of its independence; reviewing and approving the planned scope of our annual audit; overseeing our independent registered public accounting firm's audit work; reviewing and pre-approving any audit and non-audit services that may be performed by our independent registered public accounting firm; reviewing with management and our independent registered public accounting firm the adequacy of our internal financial and disclosure controls; reviewing our critical accounting policies and the application of accounting principles; monitoring the rotation of partners of our independent registered public accounting firm on our audit engagement team as required by regulation; reviewing the company's policies and practices with respect to swaps transactions; overseeing Adobe's worldwide investment policy; and overseeing the performance of our internal audit function. The Audit Committee establishes procedures, as required under applicable regulation, for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the submission by employees of concerns regarding questionable accounting or auditing matters. The Audit Committee also oversees the company's initiatives related to cyber-security, including the prevention and response to any cyber-attacks. The Audit Committee's role also includes meeting to review our annual audited financial statements and quarterly financial statements with management and our independent registered public accounting firm. The Audit Committee has the authority to obtain independent advice and assistance from internal or external legal, accounting and other advisors, at Adobe's expense. See "Report of the Audit Committee" contained in this proxy statement.

Each member of the Audit Committee meets the independence criteria prescribed by applicable regulations and the rules of the SEC for audit committee membership and is an "independent director" within the meaning of applicable NASDAQ listing standards. Each Audit Committee member meets NASDAQ's financial sophistication requirements, and the Board has further determined that each Audit Committee member is an "audit committee financial expert" as such term is defined in Item 407(d) of Regulation S-K promulgated by the SEC. The Audit Committee acts pursuant to a written charter, which complies with the applicable provisions of the Sarbanes-Oxley Act of 2002 and related rules of the SEC and NASDAQ, a copy of which can be found on our website at http://www.adobe.com/investor-relations/governance.html.

The *Nominating and Governance Committee's* primary purpose is to evaluate candidates for membership on our Board and make recommendations to our Board regarding candidates; make recommendations with respect to the composition of our Board and its committees; review and make recommendations regarding the functioning of our Board as an entity; recommend corporate governance principles applicable to Adobe; manage periodic review, discussion and evaluation of the performance of our Board, its committees and its members; assess the independence of our directors; consider and approve or disapprove any related-person transaction as defined under Item 404 of Regulation S-K promulgated by the SEC, after examining each such transaction for potential conflicts of interest and other improprieties; review the board memberships of other entities held by members of the Board and review and approve such memberships for our executive officers. The Nominating and Governance Committee also assists our Board in reviewing and assessing management development and succession planning for our executive officers. The Nominating and Governance Committee has the authority to obtain independent advice and assistance from internal or external legal, accounting and other advisors, at Adobe's expense. The members of our Nominating and Governance Committee are all independent directors within the meaning of applicable NASDAQ listing standards. The Nominating and Governance Committee operates pursuant to a written charter, a copy of which can be found on our website at http://www.adobe.com/investor-relations/governance.html.

In carrying out its function to nominate candidates for election to our Board, the Nominating and Governance Committee considers the Board's mix of skills, experience, character, commitment and diversity—diversity being broadly construed to mean a variety of opinions, perspectives and backgrounds, such as gender, race and ethnicity differences, as well as other differentiating characteristics, all in the context of the requirements and needs of our Board and Adobe at that point in time. In reviewing potential candidates, the Nominating and Governance Committee will also consider all relationships between any proposed nominee and any of Adobe's stockholders, competitors, customers, suppliers or other persons with a relationship to Adobe. The Nominating and Governance Committee believes that each candidate should be an individual who has demonstrated integrity and ethics in such candidate's personal and professional life, has an understanding of elements relevant to the success of a publicly traded company and has established a record of professional accomplishment in such candidate's chosen field. Each candidate should be prepared to participate fully in Board activities, including attendance at, and active participation in, meetings of the Board, and not have other personal or professional commitments that would, in the Nominating and Governance Committee's judgment, interfere with or limit such candidate's ability to do so. Each candidate should also be prepared to represent the best interests of all of our stockholders and not just one particular constituency. Additionally, in determining whether to recommend a director for re-election, the Nominating and Governance Committee also considers such director's past attendance at Board and committee meetings and participation in and contributions to the activities of our Board. The Nominating and Governance Committee has no stated specific minimum qualifications that must be met by a candidate for a position on our Board. The Nominating and Governance Committee does, however, believe it appropriate for at least one member of our Audit Committee to meet the criteria for an "audit committee financial expert" as defined by SEC rules, that each member of our Executive Compensation Committee be a "non-employee director" within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934 (the "Exchange Act") and an "outside director" for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), and that a majority of the members of our Board meet the definition of "independent director" within the meaning of applicable NASDAQ listing standards.

The Nominating and Governance Committee's methods for identifying candidates for election to our Board include the solicitation of ideas for possible candidates from a number of sources, including from members of our Board, our executive officers, individuals who our executive officers or Board members believe would be aware of candidates who would add value to our Board and through other research. The Nominating and Governance Committee, from time to time, retains for a fee one or more third-party search firms to identify suitable candidates.

Any of our stockholders may nominate one or more persons for election as a director at our annual meeting of stockholders if the stockholder complies with the notice, information and consent provisions contained in our Bylaws. In addition, the notice must include any other information required pursuant to Section 14 of the Exchange Act. In order for the director nomination to be timely for our 2016 Annual Meeting of Stockholders, a stockholder's notice to our Corporate Secretary must be delivered to our principal executive offices no later than December 14, 2015 nor earlier than November 14, 2015. Our Bylaws specify additional requirements if stockholders wish to nominate directors at special meetings of stockholders.

The Nominating and Governance Committee will consider all candidates identified through the processes described above, and will evaluate each candidate, including incumbents, based on the same criteria.

The *Executive Compensation Committee* sets and administers the policies that govern, and reviews and approves, all compensation of our executive officers, including cash and non-cash compensation and equity compensation programs. The Executive Compensation Committee is also responsible for making recommendations to the Board concerning Board and committee compensation. The Executive Compensation Committee may also review and approve equity-based compensation grants to our non-executive officer employees and consultants; however, restricted stock unit grants to our non-executive officer employees are generally approved by a Management Committee for Employee Equity Awards appointed by the Board and currently consisting of our Chief Executive Officer and Senior Vice President, People and Places, within parameters established by the Executive Compensation Committee. In addition, the Executive Compensation Committee reviews our stock ownership guidelines for senior management, which are described below in "Compensation Discussion and Analysis—Equity-Related Policies—Stock Ownership Guidelines". The Executive Compensation Committee is also responsible for oversight of our overall compensation plans and benefit programs, as well as the approval of all employment, severance and change of control agreements and plans applicable to our executive officers. In connection with this oversight, the Executive Compensation Committee reviews and certifies annual performance objectives and goals relevant to executive officers. The Executive Compensation Committee oversees all matters related to stockholder approval of executive compensation and evaluates the risk-taking incentives and risk management of our compensation policies and practices. The Executive Compensation Committee also has the authority to obtain independent advice and assistance from internal or external legal, accounting and other advisors, at Adobe's expense. The Executive Compensation Committee assesses the independence and any potential conflicts of interest of compensation advisors in accordance with applicable law and NASDAQ listing standards. The members of the Executive Compensation Committee are all independent directors within the meaning of applicable NASDAQ listing standards, and all of the members are "non-employee directors" within the meaning of Rule 16b-3 under the Exchange Act and "outside directors" for purposes of Section 162(m) of the Code. The Executive Compensation Committee acts pursuant to a written charter, a copy of which can be found on our website at http://www.adobe.com/investor-relations/governance.html.

Risk Analysis of Performance-Based Compensation Plans

Our Executive Compensation Committee believes that our employee compensation programs do not encourage excessive and unnecessary risk-taking that would be reasonably likely to have a material adverse effect on Adobe. The Executive Compensation Committee oversaw the performance of a risk assessment of our compensation programs as generally applicable to our employees to ascertain any potential material risks that may be created by our compensation programs. The Executive Compensation Committee considered the findings of the assessment conducted internally and concluded that our compensation programs are designed and administered with the appropriate balance of risk and reward in relation to our overall business strategy and do not encourage employees to take unnecessary or excessive risks, and that the level of risk that they might encourage is not reasonably likely to materially harm our business or financial condition, after considering mitigating controls. Additionally, the Audit Committee considered the risk assessment and the findings of the Executive Compensation Committee.

Although the majority of target total direct compensation provided to our executive officers is incentive based, the Executive Compensation Committee believes that our executive compensation programs have been designed with appropriate controls and other mitigating measures to prevent excessive and unnecessary risk taking. Incentive-based employee compensation programs typically make up a smaller percentage of our other employees' overall compensation and therefore provide less motivation for risk taking. The design of these broad-based compensation programs is intended to encourage our employees to remain focused on both short- and long-term operational and financial goals of the company in several key respects:

- While our Executive Bonus Plans for fiscal years 2014 and 2015 focus on the achievement of bookings and recurring revenue targets and customer advocacy goals, they also include an individual goal component with objectives for many of our executives relating to operating metrics; together with our long-term equity incentive program for fiscal years 2014 and 2015 that motivate our executives to build stockholder value, our fiscal year 2014 and 2015 compensation programs (which are described further below in the "Compensation Discussion and Analysis" section of this proxy statement) continue to provide balanced objectives while driving our short- and long-term business strategies.

- Our Performance Share Program is based on Adobe's total stockholder return ("TSR") over a three-year period relative to the companies in the NASDAQ 100 Index, so unlike stock options, the program will not reward short-term spikes in the price of our stock, but instead requires sustained, measurable performance over a three-year period. In the event Adobe's TSR places in the bottom 25% relative to the companies in the NASDAQ 100 Index, no shares will be awarded, meaning our executives will be rewarded only when Adobe's stock is performing relative to the market.

- Our system of internal controls over financial reporting, standards of business conduct and compliance programs, among other things, reduce the likelihood of manipulation of our financial performance to enhance payments under our bonus and sales compensation plans.

- Our performance-based plans include a 200% cap of the target awards. We believe this cap limits the incentive for excessive risk-taking by our employees.

- Equity incentive awards for our executive officers have included different types of equity instruments, which helps to diversify the executive officers' interests and limit the potential value of excessive risk taking. For most of our non-executive employees, equity incentive awards are solely in the form of restricted stock units ("RSUs") that vest over three or four years. Annual equity incentive awards for our executive officers and certain senior employees for fiscal years 2014 and 2015 include RSUs that vest one-third each year over three years and performance shares that vest 100% after a three-year cliff, encouraging executive officers and such other employees to focus on sustained stock price appreciation over the long term. Stock options

13

are not granted to members of our Board, our executive officers or any other employees generally, which our Executive Compensation Committee believes further mitigates the potential value of unnecessary or excessive risk-taking.

- Our officers at the Senior Vice President level and above are all subject to, and in compliance with, our stock ownership guidelines, described under "Compensation Discussion and Analysis—Equity-Related Policies—Stock Ownership Guidelines," which encourage a level of stock ownership that we believe appropriately aligns their long-term interests with those of our stockholders. As described below under "Compensation Discussion and Analysis—Equity-Related Policies—Stock Ownership Guidelines," the Executive Compensation Committee amended our stock ownership guidelines for senior executives during our 2014 fiscal year to require threshold ownership levels to be maintained indefinitely, further strengthening the alignment between our executives' and stockholders' interests.

- Our Insider Trading Policy prohibits all employees from pledging shares, engaging in short sales or hedging transactions involving Adobe's securities.

- We have a clawback policy for certain performance-based incentive compensation of our executive officers.

Meetings of the Board and Committees

During fiscal year 2014, our Board held five meetings, and its three standing committees—Audit Committee, Executive Compensation Committee, and Nominating and Governance Committee—collectively held 22 meetings. Each director attended at least 75% of the meetings (held during the period that such director served) of the Board and the committees on which such director served in fiscal year 2014. Members of our Board are encouraged to attend our annual meetings of stockholders. Ten of our thirteen Board members attended our 2014 Annual Meeting of Stockholders.

The following table sets forth the three standing committees of our Board, the members of each committee, and the number of meetings held by our Board and the committees during fiscal year 2014:

Name	Board	Audit	Executive Compensation	Nominating and Governance
Ms. Banse	X		X	
Mr. Barlow	X		X	
Mr. Barnholt	X		X	Chair
Mr. Burgess	X	X		
Mr. Calderoni	X	X		
Mr. Cannon	X	X		
Mr. Daley	X	Chair *		X
Ms. Desmond	X			X
Dr. Geschke	Chair			
Mr. Narayen	X			
Mr. Rosensweig	X		Chair	X
Dr. Sedgewick	X		X	
Dr. Warnock	Chair			
Number of meetings held in fiscal year 2014	5	11	7	4

* Effective April 9, 2015, Mr. Calderoni will replace Mr. Daley as the Chair of the Audit Committee.

The members of the respective committees satisfy the applicable qualification requirements of the SEC, NASDAQ and the Code.

Communications with the Board

Any stockholder who desires to contact our Board, or specific members of our Board, may do so electronically by sending an email to the following address: directors@adobe.com. Alternatively, a stockholder may contact our Board, or specific members of our Board, by writing to: Stockholder Communications, Adobe Systems Incorporated, 345 Park Avenue, San Jose, California 95110-2704 USA. All such communications will be initially received and processed by the office of our Corporate Secretary. Accounting, audit, internal accounting controls and other financial matters will be referred to the Chair of the Audit Committee. Other matters will be referred to the Board, the non-employee directors or individual directors as appropriate.

Board Leadership Structure

We separate the roles of Chief Executive Officer and Chairmen of our Board. Our Board is currently chaired by Dr. Geschke and Dr. Warnock, Adobe's founders and former President and Chief Executive Officer, respectively. The duties of the Chairmen of our Board include:

- presiding over all meetings of the Board;

- preparing the agenda for Board meetings in consultation with the Chief Executive Officer, other members of our executive management and other members of our Board;

- calling and presiding over meetings of the independent directors;

- managing the Board's evaluation of the Chief Executive Officer; and

- presiding over all meetings of stockholders.

Accordingly, the Chairmen have substantial ability to shape the work of our Board. We believe that separation of the positions of Chairmen and Chief Executive Officer reinforces the independence of our Board in its oversight of our business and affairs. In addition, such separation helps create an environment that is more conducive to objective evaluation and oversight of management's performance, increasing management accountability and improving the ability of our Board to monitor whether management's actions are in the best interests of Adobe and its stockholders.

Our Board also believes that there may be advantages to having independent chairmen for matters such as communications and relations between our Board, the Chief Executive Officer and other senior management, and in assisting our Board in reaching consensus on particular strategies and policies. Dr. Geschke's and Dr. Warnock's past service as executive officers helps ensure our Board and management act with a common purpose, making them best positioned to act as a bridge between management and the Board. Having Chairmen separate from the Chief Executive Officer also allows the Chairmen to focus on assisting the Chief Executive Officer and senior management in seeking and adopting successful business strategies and risk management policies and in making successful choices in management succession. The Board also believes that it is advantageous to have Chairmen with extensive history and knowledge of Adobe, our corporate culture and the industries in which we compete, as is the case with Dr. Geschke and Dr. Warnock.

The Board's Role in Risk Oversight

Risk assessment and oversight are an integral part of our governance and management processes. Our Board encourages management to promote a culture that actively manages risks as a part of Adobe's corporate strategy and day-to-day business operations. Management discusses strategic and operational risks at regular management meetings, and conducts specific strategic planning and review sessions during the year that include a focused discussion and analysis of the risks facing Adobe. Throughout the year, senior management reviews these risks with the Board at regular Board and committee meetings as part of management presentations that focus on particular business functions, operations or strategies, and presents the steps taken by management to mitigate or eliminate such risks.

Our Board does not have a standing risk management committee, but rather administers this oversight function directly through our Board as a whole, as well as through various standing committees of our Board that address risks inherent in their respective areas of oversight. In particular, our Board is responsible for monitoring and assessing strategic risk exposure, and our Audit Committee has the responsibility to oversee our major financial risk exposures, cyber-security exposures and the steps our management has taken to monitor and control these exposures as well as oversight of our enterprise risk management program. The Audit Committee also monitors compliance with legal and regulatory requirements and oversees the performance of our internal audit function. Our Nominating and Governance Committee monitors the effectiveness of our Corporate Governance Guidelines and considers and approves or disapproves any related-persons transactions. Our Executive Compensation Committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking, which determination is reviewed by our Audit Committee.

Corporate Governance Guidelines

We believe in sound corporate governance practices and have adopted formal Corporate Governance Guidelines to enhance our effectiveness. Our Board adopted these Corporate Governance Guidelines in order to ensure that it has the necessary practices in place to review and evaluate our business operations as needed and to make decisions that are independent of our management. The Corporate Governance Guidelines set forth the practices our Board follows with respect to Board and committee composition and selection, Board meetings, Chief Executive Officer performance evaluation and management development and succession planning for senior management, including the Chief Executive Officer position. A copy of our Corporate Governance Guidelines is available on our website at http://www.adobe.com/investor-relations/governance.html.

Code of Ethics

We adopted a Code of Ethics applicable to our Chief Executive Officer, Chief Financial Officer, Corporate Controller, Treasurer and certain other finance department executives, which is a "code of ethics" as defined by applicable SEC rules. The Code of Ethics is publicly available on our website at http://www.adobe.com/investor-relations/governance.html. If we make any amendments to the Code of Ethics other than technical, administrative, or other non-substantive amendments, or grant any waivers, including implicit waivers, from a provision of this Code of Ethics to our Chief Executive Officer, Chief Financial Officer, Corporate Controller, Treasurer or certain other finance department executives, we will disclose the nature of the amendment or waiver, its effective date, and to whom it applies, on our website at http://www.adobe.com/company/integrity.html or in a Current Report on Form 8-K filed with the SEC. There were no waivers of the Code of Ethics during fiscal year 2014.

Code of Business Conduct

We have also adopted a Code of Business Conduct applicable to all officers, directors and employees of Adobe as required by applicable NASDAQ listing standards. This Code of Business Conduct is publicly available on our website at http://www.adobe.com/company/integrity.html. There were no waivers of the Code of Business Conduct for any of our directors or executive officers during fiscal year 2014.

Board Evaluation

Every other year, including during 2014, we engage an outside advisor to confidentially interview each of the members of our Board and to conduct a comprehensive Board self-evaluation to assess the effectiveness of our Board and committees. The Board then meets with the outside advisor to review and discuss the evaluation results and any actions to be taken as a results of the discussion. The evaluation aims to find opportunities where our Board and committees can improve their performance and effectiveness, as well as to assure that our Board and committees are operating in accordance with our Corporate Governance Guidelines and committee charters.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our common stock as of February 13, 2015 by each entity or person who is known to beneficially own 5% or more of our common stock, each of our directors, each named executive officer ("NEO") identified in "Executive Compensation—Summary Compensation Table" contained in this proxy statement and all of our directors and current executive officers as a group.

Name of Beneficial Owner[1]	Amount and Nature of Beneficial Ownership[2][3]	Percent of Class
PRIMECAP Management Company 225 South Lake Avenue, No. 400 Pasadena, CA 91101	38,410,166 [4]	7.67%
FMR LLC 245 Summer Street Boston, MA 02210	27,905,360 [5]	5.57%
Entities associated with BlackRock, Inc. 55 East 52nd Street New York, NY 10022	26,175,688 [6]	5.23%
Shantanu Narayen	658,458 [7]	*
Mark Garrett	58,722 [8]	*
Matthew Thompson	51,296	*
David Wadhwani	27,026 [9]	*
Bradley Rencher	117,777 [10]	*
Amy L. Banse	24,365 [11]	*
Kelly J. Barlow	3,986 [12]	*
Edward W. Barnholt	84,698 [13]	*
Robert K. Burgess	84,698 [14]	*
Frank A. Calderoni	17,625 [15]	*
Michael R. Cannon	84,698 [16]	*
James E. Daley	93,776 [17]	*
Laura B. Desmond	17,625 [18]	*
Charles M. Geschke	442,245 [19]	*
Daniel L. Rosensweig	48,142 [20]	*
Robert Sedgewick	163,139 [21]	*
John E. Warnock	813,429 [22]	*
All directors and current executive officers as a group (23 persons)	3,105,388 [23]	0.62%

---

*   Less than 1%.

[1]   The address of each person named in the table, unless otherwise indicated, is c/o Adobe Systems Incorporated, 345 Park Avenue, San Jose, California 95110.

[2]   This table is based upon information supplied by executive officers, directors and principal stockholders. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. None of the shares beneficially owned by our executive officers and directors are pledged as security. Applicable percentages are based on 500,922,824 shares outstanding on February 13, 2015, adjusted as required by rules promulgated by the SEC.

[3]   Holdings reported include any equity awards deferred under our deferred compensation plan.

(4)   Includes 38,410,166 shares beneficially held by PRIMECAP Management Company ("PRIMECAP") as of December 31, 2014, with sole dispositive power as to all shares and sole voting power as to 6,042,233 shares. Of those shares beneficially held by PRIMECAP, Vanguard-related entities have sole voting power over 28,681,570 shares. This information is based on a Schedule 13G/A filed with the SEC on February 13, 2015 by PRIMECAP and additional information provided by a representative of PRIMECAP on February 17, 2015.

(5)   FMR LLC has the sole power to vote or direct the vote of 2,369,625 shares and the sole power to dispose or direct the disposition of all 27,905,360 shares of common stock held by certain of its subsidiaries and affiliates. FMR LLC is controlled by Edward C. Johnson 3d, its Director and Chairman, and Abigail P. Johnson, its Director, Vice Chairman, Chief Executive Officer and President. This information is based solely upon a Schedule 13G/A filed on February 13, 2015.

(6)   Based solely on a Schedule 13G filed with the SEC on February 3, 2015, reporting beneficial ownership as of December 31, 2014. Such entities have sole dispositive power as to all shares and sole voting power with respect to 22,171,924 shares.

(7)   Consists of 276,181 shares held by the Narayen Family Trust, of which Mr. Narayen is a trustee, and 382,277 shares issuable upon exercise of outstanding options held by Mr. Narayen exercisable within 60 days of the date of this table.

(8)   Consists of 50,000 shares held by the Garrett Living Trust, of which Mr. Garrett is a trustee; 107 shares held by the Garrett Family Investment Partnership LP; and 8,615 shares held by Mr. Garrett.

(9)   Includes 1,605 shares issuable upon exercise of outstanding options held by Mr. Wadhwani exercisable within 60 days of the date of this table.

(10)   Includes 72,400 shares issuable upon exercise of outstanding options held by Mr. Rencher exercisable within 60 days of the date of this table.

(11)   Includes 3,986 shares issuable within 60 days of the date of this table upon vesting of restricted stock units held by Ms. Banse.

(12)   Includes 3,986 shares issuable within 60 days of the date of this table upon vesting of restricted stock units. After vesting, the shares will be transferred to ValueAct Capital. As a partner of ValueAct Capital, Mr. Barlow may be deemed to be the beneficial owner of additional shares held by the ValueAct entities, totaling 16,006,753 shares. Mr. Barlow disclaims beneficial ownership except to the extent of his pecuniary interest in each applicable ValueAct entity.

(13)   Consists of 5,000 shares held by a family trust, of which Mr. Barnholt is a trustee; 25,712 shares held by Mr. Barnholt; and 53,986 shares issuable within 60 days of the date of this table upon vesting of restricted stock units or the exercise of outstanding exercisable options held by Mr. Barnholt.

(14)   Consists of 29,092 shares held by the Burgess Family Trust, of which Mr. Burgess is a trustee; 1,620 shares, for which Mr. Burgess has shared voting and dispositive power, held in trust for the benefit of his children; and 53,986 shares issuable within 60 days of the date of this table upon vesting of restricted stock units or the exercise of outstanding exercisable options held by Mr. Burgess.

(15)   Includes 3,986 shares issuable within 60 days of the date of this table upon vesting of restricted stock units held by Mr. Calderoni.

(16)   Consists of 5,000 shares held by the Michael Cannon 2004 Trust, of which Mr. Cannon is a trustee; 25,712 shares held by Mr. Cannon; and 53,986 shares issuable within 60 days of the date of this table upon vesting of restricted stock units or the exercise of outstanding exercisable options held by Mr. Cannon.

(17)   Includes 73,102 shares issuable within 60 days of the date of this table upon vesting of restricted stock units or the exercise of outstanding exercisable options held by Mr. Daley.

(18)   Includes 3,986 shares issuable within 60 days of the date of this table upon vesting of restricted stock units held by Ms. Desmond.

(19)   Consists of 272,074 shares held by the Geschke Family Trust, of which Dr. Geschke is a trustee; and 170,171 shares issuable within 60 days of the date of this table upon vesting of restricted stock units or the exercise of outstanding exercisable options held by Dr. Geschke.

(20)   Consists of 44,156 shares held by The Rosensweig 2012 Irrevocable Children's Trust, of which Mr. Rosensweig is a trustee and 3,986 shares issuable within 60 days of the date of this table upon vesting of restricted stock units held by Mr. Rosensweig.

(21)   Includes 91,204 shares issuable within 60 days of the date of this table upon vesting of restricted stock units or the exercise of outstanding exercisable options held by Dr. Sedgewick.

(22)   Consists of 723,703 shares held by the Warnock Family Trust, of which Dr. Warnock is a trustee; 18,882 shares held by Dr. Warnock; and 70,844 shares issuable upon vesting of restricted stock units or the exercise of outstanding options held by Dr. Warnock exercisable within 60 days of the date of this table.

(23)   Includes 1,092,909 shares issuable within 60 days of the date of this table upon vesting of restricted stock units or the exercise of outstanding exercisable options held by our directors and current executive officers. See also footnotes 7 through 22.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our executive officers and directors, as well as any person or entity who owns more than 10% of a registered class of our common stock or other equity securities, to file with the SEC certain reports of ownership and changes in ownership of our securities. Executive officers, directors and stockholders who hold more than 10% of our outstanding common stock are required by the SEC to furnish us with copies of all required forms filed under Section 16(a). We prepare Section 16(a) forms on behalf of our executive officers and directors based on the information provided by them.

Based solely on review of this information and written representations by our executive officers and directors that no other reports were required, we believe that, during fiscal year 2014, no reporting person failed to file the forms required by Section 16(a) of the Exchange Act on a timely basis.

EQUITY COMPENSATION PLAN INFORMATION

The following table shows information related to our common stock which may be issued under our existing equity compensation plans as of November 28, 2014, including our 1997 Employee Stock Purchase Plan, 2003 Equity Incentive Plan, and 1994 Performance and Restricted Stock Plan, plus certain non-stockholder-approved equity compensation plans and awards assumed by us (and which were not subsequently voted on by Adobe's stockholders) in connection with our acquisitions of Macromedia, Inc. in December 2005, Omniture, Inc. in October 2009, Day Software Holding AG in October 2010, Demdex, Inc. in January 2011, EchoSign, Inc. in July 2011, Typekit, Inc. in September 2011, Auditude, Inc. in October 2011, Efficient Frontier, Inc. in January 2012, Behance, Inc. in December 2012, Neolane in July 2013 and Aviary in September 2014:

Plan Category	Number of securities to be issued upon exercise of outstanding options, performance shares and restricted stock units	Weighted-average exercise price of outstanding options, performance shares and restricted stock units[1]	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column)
Equity compensation plans approved by Adobe's stockholders	17,563,690[2]	$4.51	58,559,793[3]
Equity compensation plans not approved by Adobe's stockholders[4]	2,560,731	$4.90	28,643
Total	20,124,421	$4.56	58,588,436

[1] Weighted-average exercise prices include performance shares and RSUs, which do not have any exercise price and therefore decrease the reported average.

[2] Includes 1,634,850 shares of common stock issuable pursuant to the terms of our 2013 Performance Share Program at maximum levels (200%) as of November 28, 2014. This number does not include 256,150 shares at maximum levels (200%) under our 2013 Performance Share Program that were forfeited due to participants' departure from Adobe prior to the certification date. Includes 1,399,200 shares of common stock issuable pursuant to the terms of our 2014 Performance Share Program at maximum levels (200%) as of November 28, 2014. This number does not include 17,900 shares at maximum levels (200%) under our 2014 Performance Share Program that were forfeited due to participants' departure from Adobe prior to the certification date.

[3] Includes 12,898,604 shares that are reserved for issuance under the 1997 Employee Stock Purchase Plan as of November 28, 2014 and 45,661,189 shares that are reserved for issuance under the 2003 Equity Incentive Plan.

[4] We assumed the outstanding stock awards, and in certain situations described below shares remaining available for future issuance, under various equity incentive plans maintained by companies we acquired, as follows:

Company	Date of Acquisition
Macromedia, Inc.	December 3, 2005
Omniture, Inc.	October 23, 2009
Day Software Holding AG	October 28, 2010
Demdex, Inc.	January 18, 2011
EchoSign, Inc.	July 15, 2011
Typekit, Inc.	September 28, 2011
Auditude, Inc.	October 18, 2011
Efficient Frontier, Inc.	January 13, 2012
Behance, Inc.	December 20, 2012
Neolane	July 22, 2013
Aviary, Inc.	September 22, 2014

As part of the assumption of the Macromedia plans, effective December 3, 2005, our Board adopted the Adobe Systems Incorporated 2005 Equity Incentive Assumption Plan (the "Assumption Plan"). The Assumption Plan permits the grant of non-statutory stock options, stock appreciation rights, stock purchase rights, stock bonuses, restricted stock, restricted stock units, performance shares and performance units using shares reserved under certain of the assumed Macromedia plans (as described below). In connection with our assumption of the Omniture plans, on November 16, 2009, the Assumption Plan was amended by the Executive Compensation Committee to include shares reserved under certain of the assumed Omniture plans (as described below). The Assumption Plan has not been approved by our stockholders. The terms and conditions of stock awards under the Assumption Plan are substantially similar to those under our 2003 Equity Incentive Plan. In accordance with applicable NASDAQ listing requirements, we may grant new stock awards under the Assumption Plan to our employees who were not employed by or providing services to us or any of our affiliates prior to December 3, 2005 (other than employees of Macromedia before December 3, 2005, and Omniture before October 23, 2009, and their respective affiliates and subsidiaries).

Under the Assumption Plan, an aggregate of 28,644 shares of our common stock were reserved for issuance as of November 28, 2014. Such share reserve consists solely of the unused and converted share reserves and potential reversions to the share reserves with respect to certain Macromedia and Omniture plans (as described below). The share reserve is divided into Reserves A through E. As of November 28, 2014, the reserves were as follows:

Reserve[1]	Shares of Common Stock, Including Unused Share Reserve and Reversions (#)	Acquired Plans from which Unused Share Reserve and Reversions Are Comprised	Last Day Stock Can Be Awarded from Reserve
C	8,117	Omniture, Inc. 2006 Equity Incentive Plan	March 23, 2016
D	20,527	Omniture, Inc. 2007 Equity Incentive Plan	June 30, 2015

[1] Reserve A, which comprised shares from the Andromedia, Inc. 1999 Stock Plan acquired in connection with the Macromedia acquisition, expired on August 1, 2009. Reserve B, which comprised shares from the Macromedia, Inc. 2002 Equity Incentive Plan and Allaire Corporation 1997, 1998 and 2000 Stock Incentive Plans acquired in connection with the Macromedia acquisition, expired on November 10, 2014. Reserve E, which comprised shares from the Omniture, Inc. 2008 Equity Incentive Plan acquired in connection with the Omniture acquisition, expired on July 14, 2014.

For each award granted under Reserves C or D, the applicable reserve will be reduced by one share of common stock for each stock option or stock appreciation right, and by 1.77 shares of common stock for all other awards. If an award for any reason expires, terminates or is canceled without having been exercised or settled in full, or if shares of stock acquired pursuant to an award are forfeited or repurchased by us, those shares will be added back to the applicable reserve in the amount corresponding to the original reduction and will again be available for issuance under the Assumption Plan until such time as the applicable reserve expires. The shares remaining available for issuance under Reserves C and D, and the potential number of shares that could revert back into such reserves upon cancellation is minimal. The Executive Compensation Committee, as administrator of the Assumption Plan, has determined that in light of the small number of shares and potential shares remaining, it is reasonable to discontinue use of Reserves C and D to alleviate the burden and cost of administering the Assumption Plan. Accordingly, in February 2015, the Executive Compensation Committee approved the retirement of Reserves C and D. The Assumption Plan will remain outstanding to govern the awards issued and outstanding thereunder.

Our Board may terminate or amend the Assumption Plan at any time subject to applicable rules. In the event of a sale of substantially all of our voting stock, a merger involving us, the sale of substantially all of our assets, or a liquidation or dissolution of us, stock awards covered by the Assumption Plan may be assumed or substituted by a successor entity. In the event that a successor entity elects not to assume or substitute for such stock awards, the stock awards will become fully vested.

In addition to the Assumption Plan, as of the fiscal year ended November 28, 2014, we maintained equity compensation plans covering stock awards that were assumed by us as follows: four plans in connection with the Macromedia acquisition; seven plans in connection with the Omniture acquisition; two plans in connection with the Day Software acquisition; one plan in connection with the Demdex acquisition; one plan in connection with the EchoSign acquisition; one plan in connection with the Typekit acquisition; two plans in connection with the Auditude acquisition; one plan and one non-plan stock option agreement in connection with the Efficient Frontier acquisition; one plan in connection with the Behance acquisition; two plans in connection with the Neolane acquisition; and one plan in connection with the Aviary acquisition, in each case under which stock awards had been granted by these predecessor entities that remained outstanding at the time of the respective acquisition. We did not assume the reserves of the plans from which these awards were issued. The "Equity compensation plans not approved by Adobe's stockholders" row in the "Equity Compensation Plan Information" table above shows aggregated share reserve information for these awards in addition to the Assumption Plan. Other than through the Assumption Plan, no future awards may be granted under any of our acquired plans.

Please see Part II, Item 8 "Financial Statements and Supplementary Data" of our 2014 Annual Report on Form 10-K in the notes to Consolidated Financial Statements at Note 12, "Stock-based Compensation" for further information regarding our equity compensation plans and awards.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis provides information regarding our executive compensation programs during fiscal year 2014 for the following executive officers of Adobe:

- Shantanu Narayen, President and Chief Executive Officer
- Mark Garrett, Executive Vice President and Chief Financial Officer
- Matthew Thompson, Executive Vice President, Worldwide Field Operations
- Bradley Rencher, Senior Vice President and General Manager, Digital Marketing
- David Wadhwani, Senior Vice President and General Manager, Digital Media

These executive officers are referred to in this Compensation Discussion and Analysis and in the accompanying compensation tables as our named executive officers, or "NEOs."

This Compensation Discussion and Analysis describes the material elements of our executive compensation programs for our executive officers during fiscal year 2014. It also provides an overview of our executive compensation philosophy, including our principal compensation programs. Finally, it analyzes how and why the Executive Compensation Committee of our Board (the "Committee") arrived at its material compensation decisions for our executive officers, including our NEOs, in fiscal year 2014.

Fiscal Year 2014 Business Highlights

Over the past several years, Adobe has been in the midst of a vital transformation of our business model, shifting from a focus on pre-packaged software to a services-based business built around subscription offerings and recurring revenue. In fiscal year 2014 this transformation culminated with most of our revenue coming from recurring sources by the end of the fiscal year. With the continued growth of Creative Cloud, Adobe's leadership team has achieved a monumental shift in our core Digital Media business, driving growth and increasing the predictability of our financial results. At the same time, our NEOs have continued to drive growth in our Digital Marketing business that has achieved leadership in its category. While executing on this strategy, our NEOs have continued to produce strong financial results. For the fiscal year ended November 28, 2014:

- Our Creative Annualized Recurring Revenue ("ARR") grew to $1.68 billion, and our total Digital Media ARR grew to $1.95 billion-growing more than $1 billion during the fiscal year;

- Adobe added more than 2 million paid Creative Cloud subscriptions, exiting the fiscal year with over 3.4 million paid subscriptions;

- Adobe Marketing Cloud achieved a record $1.17 billion in annual revenue, with record annual bookings;

- Adobe repurchased 10.9 million shares during the fiscal year, returning approximately $689 million of cash to stockholders; and

- During the fiscal year, the price of Adobe's common stock increased nearly 30%, delivering significant returns to our stockholders.

Our executive officers also delivered on key strategic performance objectives established by the Committee for fiscal year 2014 and other corporate initiatives. These achievements included:

- Thought leadership in digital marketing, with our Digital Marketing Cloud being named the leader in the first Forrester Wave report and Gartner Magic Quadrant report addressing the space generally;

- Delivering value to our Creative Cloud customers throughout the year to improve the end-to-end customer experience, including two milestone releases in June and October;

- Adobe being recognized as one of the world's top 100 brands according to Interbrand's Best Global Brands survey;

- Recognition as one of the "Best Places to Work" around the globe by a number of publications, including Glass Door's top 50 list;

- Achieving the number three ranking on Newsweek's "Top 10 Green Companies in the World," recognizing our emphasis on environmental responsibility, as we exited the year with 70% of Adobe's global office space having obtained LEED Certified status; and

- Continued emphasis on key corporate social responsibility objectives as Adobe continues to impact our community, donating millions of dollars to charitable causes (directly and through the Adobe Foundation), reaching over 45,000 youth through the Adobe Youth Voices program, and serving in the community through our employees, who contributed thousands of hours volunteering through pro bono initiatives and Adobe-sponsored programs.

Fiscal Year 2014 Compensation Highlights

Our executive compensation programs are designed to directly tie the outcomes of our incentive compensation awards for our executive officers to the achievement of our key strategic performance objectives and returns to our stockholders, and drive the creation of sustainable long-term stockholder value. Our fiscal year 2014 compensation programs reflected this philosophy, and compensation earned reflected our business achievements discussed above.

- Our financial and operational results were substantially in line with the high expectations our Executive Compensation Committee set for our NEOs at the outset of the fiscal year, including record ARR in our Digital Media business and net bookings in our Digital Marketing business, as well as achievement of key customer advocacy objectives. Accordingly, the Committee determined that the annual cash incentive awards for our NEOs were achieved at 96.4% of their target award opportunity (for more discussion of cash awards, see section captioned "Cash Incentives" below).

- Because our Performance Share Program transitioned to a three-year performance period starting in fiscal year 2013, none of those awards will be eligible to be earned or vest until the beginning of 2016 (and in subsequent years). Accordingly, no performance shares were earned this year.

- Approximately 86% of our CEO's target compensation in fiscal year 2014 was comprised of equity awards (and approximately 80% for our other NEOs as a group). A substantial percentage (50%) of this equity value is comprised of awards based on relative total stockholder return ("TSR") over a three-year performance period issued under our Performance Share Program, with the balance of equity value issued as time-based RSUs that vest annually over three years. This means that, unless we achieve our performance objectives each year and over the long-term, our executive officers likely will not realize the full potential value of their long-term incentive compensation. Further, because Adobe common stock underlies our equity-based compensation awards, the immediate value of these awards is wholly subject to fluctuations in our stock price, strongly aligning the interests of our executive officers with those of our stockholders.

- In order to more closely align the long-term interests of our NEOs with those of our stockholders, early in fiscal year 2014 our Board amended Adobe's stock ownership guidelines to require our executive officers to hold 50% of net shares acquired (up from 25% under the previous guidelines) until they satisfy (and continue to satisfy) threshold share ownership requirements. The Board also amended the two-year holding period to now require that threshold share ownership levels be maintained indefinitely, as long as the individual remains an executive of Adobe. For more information, see the section below captioned "Equity-Related Policies—Stock Ownership Guidelines."

Our pay-for-performance philosophy is reflected in the chart below, which depicts the composition of our CEO and other NEOs' targeted 2014 compensation:

Mr. Narayen's and Other NEOs' Target Pay Mix[1]



	CEO	All Other NEOs
■ Performance Shares	44%	40%
■ RSUs	42%	38%
■ Cash Incentive Target	8%	11%
■ Base Salary	6%	11%

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[1]   The mechanism for calculating the target equity award values is described in detail below under "Equity Incentives—Equity Compensation Mix." The amounts shown for our other NEOs represents their average target pay mix.

Response to 2014 Say-on-Pay Vote

Adobe values the input of our stockholders on our compensation programs. We hold an advisory vote on executive compensation on an annual basis. We also regularly communicate with our stockholders to better understand their opinions on governance issues, including compensation. The Executive Compensation Committee carefully considers the outcome of each vote and this stockholder outreach feedback as part of its annual review of our executive compensation programs for our NEOs. At our 2014 annual stockholders meeting, over 90% of the votes cast approved, on an advisory basis, our NEO compensation and disclosures for fiscal year 2013. This high percentage of votes in favor of our compensation approach validated the updates to our compensation programs in response to stockholder feedback received in previous years. In particular, we believe this improvement was driven by a number of changes to our fiscal year 2013 executive compensation programs, including: (1) lengthening the performance period under our Performance Share Program to three years; (2) basing our Performance Share Program on a single objective metric—relative TSR—to more closely align the compensation opportunity of our NEOs to long-term stockholder interests; and (3) basing our short-term cash incentive program on financial metrics that align with our corporate growth strategy.

In addition to taking stockholder feedback into account, the Committee has evaluated a number of other factors discussed below in making decisions about our executive compensation approach. Following this evaluation, the Committee determined not to make significant changes to our executive cash bonus plan or equity compensation programs for fiscal year 2015, continuing the general approaches from the two previous fiscal years. These programs were designed to align with our three-year operating plan and the multi-year growth strategy of our Digital Media and Digital Marketing businesses as our executives guide Adobe through a significant business transformation. The Committee believes it is important to maintain consistency in our compensation programs for executives as we complete this transformation.

These compensation decisions included input from a representative of one of the company's major stockholders who serves as a director and member of the Committee, bringing a key stockholder voice into our executive compensation process and enabling us to better align the incentives of our NEOs with our stockholders' long-term interests.

Additional information regarding our fiscal year 2015 executive compensation programs is available in our Current Report on Form 8-K filed with the SEC on January 28, 2015.

Compensation Philosophy and Objectives

Adobe's vision is to change the world through digital experiences. To support our product and technical innovation with strong execution, we strive to create a dynamic work environment that attracts and retains great people who drive successful business outcomes, growth, innovation and customer focus for Adobe. Our executive compensation programs play a fundamental role in creating this environment by rewarding our senior management, including our NEOs, for the successful execution of our short- and long-term business objectives. Our compensation directly links pay to both corporate and individual performance, reinforcing the alignment of our executives' interests with our business objectives and the interests of our stockholders.

We believe that the skills, experience and dedication of our executive officers are critical factors that contribute directly to our operating results, thereby enhancing stockholder value. In order to continue to develop and bring to market the products that drive our financial performance, we must attract, motivate, and retain the top talent within our industry. As such, our compensation programs for our employees generally, including our executives officers, are designed: (1) to provide competitive compensation opportunities that attract, as needed, individuals with the skills necessary for us to achieve our business objectives and retain those top performing individuals; (2) to relate directly to our corporate performance and meaningfully drive our business objectives; (3) to reward and motivate strong individual performance, but with a substantial majority of compensation tied to corporate objectives; (4) to avoid undue compensation-related risk; and (5) to create direct alignment with our stockholders by providing equity ownership in the company. Further, the following aspects of our compensation program underscore our continued commitment to corporate governance and compensation best practices:

- Our executives' total compensation is designed to pay for performance and is comprised of elements addressing both short-term and long-term financial performance. Our cash bonus payouts align with the company's financial performance over the prior fiscal year, while our equity compensation aligns with long-term financial performance.

- Our Insider Trading Policy prohibits transactions involving pledging, hedging or short sales of Adobe equity.

- Our officers at the senior vice president level and above are subject to stock ownership guidelines.

- We do not provide golden parachute excise tax gross-up payments.

- We do not provide company-paid retirement benefits.

- We have a clawback policy for certain performance-based incentive compensation of our executive officers.

We believe our executive compensation program has been effective at driving the achievement of our target financial and strategic results, appropriately aligning executive pay and corporate performance and enabling us to attract and retain top executives within our industry.

Peer Group and Competitive Positioning

The Committee regularly reviews relevant market and industry practices on executive compensation. We do so to balance our need to compete for talent with the need to maintain a reasonable and responsible cost structure while aligning our executive officers' interests with those of our stockholders.

Each year, to assist the Committee in its deliberations on executive compensation, the Committee reviews and updates our list of peer companies as points of comparison, as necessary, to ensure that the comparisons are meaningful. Our independent compensation consultant, using the Committee's criteria (described in the table below), provides recommendations on the composition of our compensation "peer group." This compensation peer group was determined in fiscal year 2013 and market data relating to this group was evaluated in connection with making compensation decisions for fiscal year 2014. Based on the factors described in the table below and management's input, the independent compensation consultant recommended, and the Committee approved, removing BMC Software, Inc. and Electronic Arts Inc. from our peer group because BMC was in the process of being acquired and because Electronic Arts' market cap fell below Adobe's 30-day average market cap range. No companies were added to our peer group list for fiscal year 2014.

Peer Group for Fiscal Year 2014

General Description	Criteria Considered	Peer Group List
High-technology companies at which our NEOs' positions would be analogous in scope and complexity, which operate in similar or related businesses to Adobe, and with which Adobe competes for talent	Companies with revenues within 0.5x to 2.0x of Adobe's and market capitalization within 0.3x to 3.0x of Adobe's, and at least three of the following criteria: (1) global multi-faceted software/internet company; (2) profit margin within 0.5x to 2.0x of Adobe's; (3) number of employees within 0.5x to 2.0x of Adobe's; (4) company names Adobe as peer; and (5) stockholder advisory firm names company as Adobe's peer	Activision Blizzard, Inc. Autodesk, Inc. Broadcom Corporation CA, Inc. Citrix Systems Inc. Intuit, Inc. Juniper Networks, Inc. NetApp, Inc. NVIDIA Corporation salesforce.com, inc. Symantec Corporation VMware, Inc. Yahoo! Inc.

Our independent compensation consultant then prepares a compensation analysis compiled from both executive compensation surveys and data gathered from publicly available information for our peer group companies. The Committee uses this data to compare the current compensation of our NEOs to the peer group and to determine the relative market value for each NEO position, based on direct, quantitative comparisons of pay levels. In addition, because Adobe's market cap is within the top quartile of its peer companies, the Committee and management also specifically consider position of market cap relative to peers when reviewing equity and target total direct compensation levels.

Pay Mix

Our executive compensation programs include base salary, an annual cash incentive opportunity, equity incentive awards and employee benefits. The percentage of performance-based compensation, or "at risk" pay, for Adobe's management and other employees generally increases with job responsibility, reflecting our view of internal pay equity and the ability of a given employee to contribute to our results. We also generally align our compensation strategy with the practices of our peer group when possible and to the extent consistent with our business model. Our executive compensation programs focus on linking pay to performance and reinforcing the alignment of our executives' interests with those of our stockholders. If results do not meet our expectations, our NEOs will receive compensation that is below our target levels and may be below market in comparison to our peer group. Similarly, when superior results are achieved, our NEOs may receive compensation that is above our target levels and above market. For more information, see the section captioned "Realizable Pay" below.

Compensation Objectives

Compensation Element	Description	Objectives: Attract/ Retain Key Performers	Objectives: Reward Short-Term Performance	Objectives: Reward Long-Term Performance
Base Salary	Base salary provides market competitive compensation in recognition of role and responsibilities.	✓		
Cash Incentives	Cash incentives are earned in full or in part only if (1) we achieve certain pre-established one-year company performance targets, (2) the recipient achieves individual performance levels or objectives, and (3) the recipient remains employed with Adobe for the performance period.	✓	✓	
Equity Incentives	Equity incentives are awarded upon hire and then typically annually thereafter. Awards are both performance based and time based, each vesting over multiple years, aligning employee interests with stockholder interests.	✓	✓	✓
Employee Benefits and Perquisites	Benefits programs for all Adobe eligible employees provide protection for health, welfare and retirement.	✓		

In setting the mix among the different elements of executive compensation, we do not target specific allocations, but generally emphasize performance-based compensation, both cash and equity, in our executive officers' compensation. Total target cash compensation opportunity (base salary and cash incentives) represents less of our executive officers' total target compensation than the total target equity compensation opportunity, to increase alignment with our stockholders' interests and motivate performance that creates sustainable long-term stockholder value.

These allocations reflect our belief that a significant portion of our NEOs' compensation should be performance based and therefore "at risk" based on company and individual performance, as well as NEO service requirements. Since our cash incentive opportunities and equity incentive awards have both upside opportunities and downside risks and our actual performance can deviate from the target goals, the amount of compensation actually earned will differ from the target allocations.

The fiscal year 2014 target total direct compensation ("TDC") for our NEOs was set by the Committee based on a number of factors, including: competitive pay practices reflected in the peer group data; each executive's importance and contribution to Adobe; company and individual performance; anticipated future contributions; internal pay equity; and historical pay levels. The Committee also reviewed the positioning of the total target cash and equity elements of compensation against levels at our peer companies, but these individual elements of NEO compensation may vary based on the importance of the other factors noted above in any given year with respect to any given NEO. Because our fiscal year begins earlier than most of our peer companies, our target TDC attempts to foresee what the competitive compensation positioning for each role will be for the coming fiscal year. Our fiscal year 2014 target TDC pay mix for each NEO is summarized above under "Fiscal Year 2014 Compensation Highlights."

Base Salary

For fiscal year 2014, the Committee reviewed the base salaries of our NEOs, comparing these salaries to the base salary levels at the companies in our peer group, as well as considering the roles and responsibilities, performance and potential performance of the NEOs and their mix of other compensation elements (cash and equity incentives). Following its review, the Committee determined to moderately increase the base salaries of our NEOs as shown in the table below. The moderate increases were based on individual performance as well as our independent compensation consultant's survey of comparable salaries at our peer companies.

Fiscal Years 2013 and 2014 Base Salaries

Name	2013 Salary ($)	Increase (%)	2014 Salary[(1)] ($)
Shantanu Narayen	950,000	5 %	1,000,000
Mark Garrett	625,000	4 %	650,000
Matthew Thompson	600,000	4 %	625,000
Bradley Rencher	500,000	6 %	530,000
David Wadhwani	525,000	5 %	550,000

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[(1)]   The salaries for 2014 shown in the table above were effective as of February 2014. Actual base salaries earned during the fiscal year are shown below in the "Fiscal Year 2014 Executive Bonus Plan Target Cash Incentives" table.

Cash Incentives

Annual Cash Incentive Plan

At the outset of 2014, the Committee approved the Fiscal Year 2014 Executive Annual Incentive Plan (the "Executive Bonus Plan"), which operates under the terms of a stockholder-approved 2011 Executive Cash Performance Bonus Plan, to provide cash compensation opportunities to our NEOs based on the company's achievement of pre-established performance goals. The Committee set threshold, target and maximum performance levels for these goals that were based on our Board-approved operating plan for fiscal year 2014 (the "Operating Plan").

Plan Design and Target Annual Incentive Opportunity

The Committee set the target annual cash incentive opportunity for fiscal year 2014 (expressed as a percentage of base salary earned during the year) for each NEO early in the fiscal year. In setting the target levels, the Committee considered each NEO's fiscal year 2014 target total cash opportunity against the peer group data provided by our independent compensation consultant, internal pay equity and the roles and responsibilities of the NEOs. The Committee set the fiscal year 2014 cash incentive targets for Messrs. Narayen, Garrett and Thompson at the same percentage as their target opportunities in fiscal year 2013, resulting in modest increases to the dollar values of their targets on account of the salary increases described above. The Committee moderately increased the percentage targets for Messrs. Rencher and Wadhwani on account of their increased leadership and importance to Adobe's business and to better align their compensation with peer group practices. The Committee believes that the target annual cash incentive opportunity should make up a larger portion of an NEO's total target cash compensation as the executive's level of responsibility increases.

As with our fiscal year 2013 program, the Executive Bonus Plan was designed to align our NEOs' cash bonus incentives with the company's strategic priorities of driving ARR growth in Digital Media and net bookings ("Bookings") in Digital Marketing in order to build significant recurring revenue streams as we continued to transition our business towards subscriptions and cloud-based services, such as Creative Cloud and Adobe Marketing Cloud. As discussed in our recent Annual Reports, the Committee and the company's management feel that these metrics are the best indicators of the forward-looking health of Adobe's business while we near completion of a significant business transition, during which perpetual revenue (recognized up front) has been largely replaced with subscription or SaaS revenue that is recognized over time. During this transformation, traditional financial metrics such as revenue and profitability have been less reliable indicators of the performance of our core businesses as we shift our focus toward recurring revenue.

Portions of the cash opportunity for each NEO are also tied to a customer advocacy objective and an individual goal component tailored to each executive, including in appropriate circumstances, objectives related to profitability.

The Committee determined that, for purposes of earning any award under the Executive Bonus Plan for fiscal year 2014, we must have achieved a threshold goal of 85% of the GAAP Revenue set forth in the Operating Plan. If the threshold goal was not achieved, none of the participants in the Executive Bonus Plan would be eligible to earn any annual cash incentive award. If we achieved the GAAP Revenue threshold, each participant would be eligible to earn a maximum award of 200% of such participant's bonus target.

Actual awards earned by each participant (which are a reduction from the maximum award funded once the GAAP Revenue threshold is met) are based on a formula with the company's achievement of its performance goals (ARR, Bookings and Customer Advocacy, collectively referred to as the Corporate Result) weighted at 75% of the participant's target award, and achievement of the participant's individual goals weighted at 25% of the participant's target award, as follows:

ARR for Digital Media (30%)	+	Net Bookings for Adobe Marketing Cloud (30%)	+	Customer Advocacy (15%)	+	Individual Goal (25%)

Corporate Result

The Corporate Result (expressed as a percentage) is the weighted average of three elements: (1) the ARR result (weighted at 2x); (2) the Bookings result (weighted at 2x) and (3) the Customary Advocacy result (weighted at 1x). The Corporate Result is also subject to adjustment by the Committee by up to 20 percentage points up or down based on the Committee's assessment of the company's qualitative performance during the fiscal year (with a maximum achievement of 200%).

The results for ARR and Bookings are based upon the company's performance against the fiscal year targets as set forth in the Operating Plan. As described in our 2014 Annual Report, we define annualized recurring revenue in our Digital Media business as the sum of (1) the number of current paid subscriptions, multiplied by the average subscription price paid per user per month, multiplied by twelve months; plus (2) twelve months of contract value of Enterprise Term License Agreements where the revenue is ratably recognized over the life of the contract, plus (3) twelve months of Adobe Digital Publishing Suite contract value where the revenue is ratably recognized.

The ARR target is based on the ARR target for specified products and services set forth in the Operating Plan, and the actual percentage achievement of the ARR component moves up or down (with a maximum achievement of 200%) based on the company's Digital Media ARR achievement, as shown on Exhibit A of the Executive Bonus Plan.

The Bookings target for Adobe Marketing Cloud is also based on the target set forth in the Operating Plan. Our Bookings measure is a proprietary formula that we use to monitor the value of our new business in the Adobe Marketing Cloud. As with the ARR component under our Executive Bonus Plan, the actual percentage achievement of the Net Bookings component moves up or down (with a maximum achievement of 200%) based on the company's Digital Marketing Bookings achievement, as shown on Exhibit B of the Executive Bonus Plan.

To illustrate further, in order for either the ARR result or Bookings result to exceed 100%, our performance in those areas would have to exceed the respective target set forth in the Operating Plan. The potential results based on ARR and Bookings achievement are included in Exhibit 10.5 to our Current Report on Form 8-K filed with the SEC on January 29, 2014.

The Customer Advocacy result is based on quantitative and qualitative analysis of the company's improvement of the customer experience by achievement of customer advocacy objectives. If the average of the ARR result and Bookings result (equally weighted) is at or below 100%, then the maximum percentage of the Customer Advocacy result permitted will be 100%. If the average of the ARR result and Bookings result (equally weighted) is above 100%, then the maximum percentage of the Customer Advocacy result permitted will be equal to the average of the ARR result and Bookings result (equally weighted), up to a maximum achievement of 200%.

Individual Goals

As noted above, each NEO's achievement of individual goals constitutes 25% of the NEO's target award opportunity under the Executive Bonus Plan. An executive's individual goals result may range from 0% to 200%. These individual goals were selected by the Committee in consultation with our CEO (other than with respect to his own goals) at the outset of fiscal year 2014, and the Committee reviewed the achievement of such individual goals for each NEO to determine the NEO's individual goals achievement. For our CEO, these individual goals for fiscal year 2014 included driving the strategic direction of the company. For our other NEOs, the individual goals for fiscal year 2014 were specifically tailored to the functions led by each NEO and aligned to the achievement of our overall Operating Plan, as shown in the table below:

Executive Officer	Individual Goal
Mark Garrett	Drive profitability and process improvements
Matthew Thompson	Improve sales productivity
Bradley Rencher	Drive Digital Marketing product innovation, strategic partnerships and operational efficiency
David Wadhwani	Drive Digital Media product innovation and operational efficiency

Fiscal Year 2014 Results and Payouts

At the time the corporate and individual goals were set for fiscal year 2014, the Committee believed that the Executive Bonus Plan goals were achievable, but only with significant effort.

In fiscal year 2014 we achieved $4.147 billion of revenue, exceeding our GAAP Revenue threshold level. Our business generated ARR approximately in line with our internal goals at 98.2% of the Operating Plan target, generating an ARR result of 98% under the Executive Bonus Plan. In our Digital Marketing business, Bookings performance was also approximately in line with our Operating Plan target at 98.1%, resulting in a Bookings result of 98%. The Committee set the Customer Advocacy result at 90%, resulting in a Corporate Result of 96.4%, which the Committee viewed as outstanding achievement in light of the relative difficulty of the targets under the Executive Bonus Plan. The Committee chose not to exercise its discretion to adjust the Corporate Result.

The Committee monitored each NEO's progress toward their individual goals on a periodic basis during the year and measured total achievement at year end. The Committee determined that our NEOs successfully drove the accelerated transformation of our business model to emphasize recurring revenue through ARR in our Digital Media business and Bookings in our Digital Marketing business, which generated growth and value for the company's stockholders. In assessing each NEO's individual goals achievement at 96.4%, the Committee focused on the Corporate Result and coordinated teamwork among the executives, as well as each executive's high level of contribution and key role in driving the business transformation in each of their respective areas.

Based on a Corporate Result of 96.4% (accounting for 75% of each NEO's bonus opportunity) and an individual goals achievement percentage of 96.4% for each NEO (accounting for the remaining 25% of the bonus opportunity), the actual payout percentage for each NEO under our 2014 Executive Bonus Plan was 96.4%. This resulted in the Committee awarding the cash bonuses shown in the following table:

Fiscal Year 2014 Executive Bonus Plan Target Cash Incentives

Name	Salary[1] ($)	Target Cash Incentive Percentage (%)	Target Cash Incentive[2] ($)	Actual Payout Percentage (%)	Actual Cash Incentive Earned ($)
Shantanu Narayen	991,667	150	1,487,500	96.4	1,433,950
Mark Garrett	645,833	100	645,833	96.4	622,583
Matthew Thompson	620,833	100	620,833	96.4	598,483
Bradley Rencher	525,000	95	498,750	96.4	480,795
David Wadhwani	545,833	95	518,541	96.4	499,874

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[1]   Actual base salary earned during fiscal year 2014 shown.

[2]   Target cash incentive amount is calculated based on base salary amounts earned during the fiscal year at 100% payout.

Other Cash Incentives

The Committee retains authority to pay additional discretionary bonuses outside the Executive Bonus Plan but declined to grant any such awards in fiscal year 2014.

Equity Incentives

Goals of Equity Compensation

We use equity compensation to motivate and reward strong corporate performance and to retain valued executive officers. We also use equity incentive awards as a means to attract and recruit qualified executives. We believe that equity awards serve to align the interests of our NEOs with those of our stockholders by rewarding them for stock price growth. By having a significant percentage of our NEOs' target TDC payable in the form of multi-year equity and, thus, subject to higher risk and longer vesting than cash compensation, our NEOs are motivated to take actions that will benefit Adobe and its stockholders in the long term.

Equity Compensation Mix

For fiscal year 2014, the mix of equity incentive awards to our NEOs consisted of 50% performance share awards and 50% time-based RSUs. The Committee determined that this mix of equity compensation would appropriately balance and meet our compensation objectives, as described in the table below. The Committee calculated the target values for equity to achieve this desired mix, based on a price of $59.27 per share, the 30-day average of our stock price as of January 15, 2014, the period just prior to the development of the equity compensation award recommendations. Based on this price per share, the total desired number of targeted shares was determined and then rounded up to the nearest 100 shares and split equally between performance share awards and time-based RSUs.

Fiscal Year 2014 Mix of Annual Equity Incentive Awards

Type of Equity/Fiscal Year 2014 Award Value Allocation Percentage	Description	Objectives/Dilutive Effect	Vesting[1]
Performance Share Awards (50%)	Stock-settled awards subject to performance- and time-based vesting conditions; three-year performance period determines the total number of shares earned, with significant benefits for overachievement and significant consequences for underachievement, including the potential for no award being earned; no purchase cost to executive, so awards always have value if earned	Focus NEOs on a three-year performance goal tied to long-term stockholder returns while also providing a strong retention incentive, requiring continuous employment to vest; provide significant incentive to grow our stock price; and use fewer shares than stock options, so less dilution	Performance shares vest upon the certification of performance results following a three-year performance period
Time-Based RSUs (50%)	Stock-settled awards subject to time-based vesting conditions; no purchase cost to executive, so awards always have value	Provide a strong incentive for our NEOs to remain employed with us, as they require continuous employment while vesting; provide moderate reward for growth in our stock price; and use fewer shares than stock options, so less dilution	Vest in equal annual installments over a period of three years

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(1)   Our NEOs' equity awards are also subject to certain acceleration provisions as described below under "Severance and Change of Control Compensation" and "Executive Compensation—Grants of Plan-Based Awards in Fiscal Year 2014—Narrative Summary to Summary Compensation Table and Grants of Plan-Based Awards in Fiscal Year 2014 Table—Effect of Retirement, Death and Disability on Equity Compensation Awards."

Target Value and Award Determination

For fiscal year 2014, the Committee, with input from its independent compensation consultant, management and our Chief Executive Officer, took a number of factors into account in determining the target value of the equity compensation opportunity for each of our NEOs. Among these factors were the individual performance of executives, peer group positioning, internal pay equity, employee retention and the other factors for determining compensation discussed under "Compensation Philosophy and Objectives" above. With regard to peer pay positioning, the Committee reviews the value of equity awards in the aggregate because of the different mix of equity awards granted by our peers, and the aggregated manner in which this data is presented in the peer group surveys. The Committee increased Mr. Narayen's target equity opportunity in fiscal year 2014 to reflect individual and company performance achievements, to better position his equity in relation to high market cap peer companies, to create better alignment with our stockholders and to enhance the retentive value of his total compensation. For our other NEOs, the Committee increased their target equity opportunities to better align their equity in relation to higher market cap companies in our peer group as well as to better align internal pay equity. Likewise, Mr. Garrett's target value was returned to a position aligned with both peer and internal equity practices after it had been decreased in fiscal year 2013 on account of a one-time retention award issued to him in fiscal year 2012. As with cash incentives, the Committee believes that the target equity incentive compensation opportunity should make up a greater portion of an NEO's potential TDC as the individual's level of responsibility increases.

The following table sets forth the total target value determined by the Committee, as well as the resulting number of performance shares (target, maximum and earned) and RSUs granted to each of our NEOs at the outset of fiscal year 2014.

Equity Awards Granted by the Committee at the Outset of Fiscal Year 2014

Name	Total Target Value of Equity Award ($)[1]	Performance Share Program			RSUs Award(s) (#)
		Target Award (#)	Maximum Award (#)	Actual Achievement (#)[2]	
Shantanu Narayen	$ 15,000,000	126,550	253,100	—	126,550
Mark Garrett	$ 4,250,000	35,900	71,800	—	35,900
Matthew Thompson	$ 4,750,000	40,100	80,200	—	40,100
Bradley Rencher	$ 3,250,000	27,450	54,900	—	27,450
David Wadhwani	$ 3,750,000	31,650	63,300	—	31,650

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(1)   Amount of performance shares and RSUs awarded to each NEO based on target value of equity award is described above under "Equity Compensation Mix."

(2)   Achievement of performance shares granted in 2014 will be certified by the Committee following the three-year performance period.

2014 Performance Share Program

As with our 2013 Performance Share Program, under our 2014 Performance Share Program shares are earned based on a single objective financial measure—relative TSR over a three-year performance period. All earned performance share awards will vest upon the Committee's certification of results, which will occur following the expiration of the three-year performance period. Accordingly, the performance shares will align our NEOs' interests with those of our stockholders over the long term, while also providing key retention incentives, as the shares will only be awarded if an NEO remains providing service to Adobe (or an affiliate) upon the date of the Committee's certification of results following the end of the three-year performance period. Moreover, the economics of our Performance Share Program will result in strengthened retention incentives for our executives during periods over which the company is delivering favorable returns to our investors.

Under the 2014 Performance Share Program, the participants can earn between 0% and 200% (the payout cap under our program) of the target amount of performance shares. The three-year TSR measure compares the TSR of our common stock against the TSR of the companies included in the NASDAQ 100 Index as of November 30, 2013, using a cumulative 90 calendar day look-back as of the beginning and the end of the three-year period. This TSR metric creates accountability since the payout depends upon our stockholder return being better than other companies in the NASDAQ 100 Index, which companies the Committee and Adobe's management believe constitute the most relevant market benchmark for Adobe's performance. Also, the NASDAQ 100 (as opposed to our peer group) is broad enough to accommodate the high amount of consolidation and acquisition in our industry sector without significantly impacting the overall makeup of comparative companies between the start and end of the performance period. The number of performance shares awarded will increase or decrease 2.5% for every percentile that Adobe's TSR percentile rank is above or below, respectively, the NASDAQ 100 companies' 50th percentile, and no shares will be awarded if our performance ranks below the 25th percentile for the three-year performance period. Additionally, regardless of our relative position with respect to the NASDAQ 100 companies, the award will be capped at 100% of target in the case of Adobe having a negative absolute TSR over the measurement period. The Performance Share Program pays above target for significant market performance. To summarize:

Company Percentile Rank as Compared to Index Companies	Shares of Stock That May Be Earned (as a Percentage of Target Shares)
Below 25th (Threshold Percentile Rank)	0%
25th	38%
35th	63%
50th (Target Percentile Rank)	100% (Maximum if Company TSR is not positive)
75th	163%
90th	200% (Maximum if Company TSR is positive)
100th	200%

Because our 2014 Program is based on a three-year performance period, none of the performance shares can be earned until the performance period closes at the outset of our 2017 fiscal year.

For more information on performance shares granted during fiscal year 2014, see the "Executive Compensation—Grants of Plan-Based Awards in Fiscal Year 2014" table and accompanying narrative.

2014 RSU Program

Recognizing that a substantial portion of our NEOs' compensation is performance based, and therefore inherently at risk, the Committee granted time-based RSUs to our NEOs in order to promote retention and continuity in our business. In fiscal year 2014, our time-based RSUs were subject to vesting at a rate of 1/3 per year over three years to provide additional retention incentives. Accordingly, our RSU program provides our NEOs with strong incentives to remain employed by Adobe, while providing additional rewards for growth in our stock price with less dilution to the company than time-based stock options, which were not granted by Adobe to any executive officer in fiscal year 2014.

Realizable Pay

Realizable pay reflects the real value of equity awards and increases or decreases with fluctuations in market value. When determining the annual equity grants to our executives in January of each year, the Committee believes it is important to take into account not only the grant date values included in our Summary Compensation Table, but also to consider the effect of the value of our stock on those awards at the end of our fiscal year.

Given that approximately 86 percent of our CEO's and 80 percent of our other NEOs' target pay is equity based, the Committee and the company consider it especially important to focus on realizable pay when evaluating pay for performance. If stock options awarded in previous years were "out of the money," they could expire without any realized value or dilutive effect to the company. In addition, decreases in our stock price could cause other stock-based awards to have realizable values that are less than what was targeted at the time of grant.

As the table below illustrates, when the company's stock price increases and generates positive returns for Adobe's stockholders, the increase impacts an executive's realizable pay during the present fiscal year and for past fiscal years during which the executive received equity awards that are held or still subject to vesting. Accordingly, a significant portion of our NEOs' TDC is closely linked to the performance of Adobe's stock over time, motivating our executives to generate positive returns to Adobe's stockholders.

The following chart demonstrates the relationship between the target and realizable values of our CEO's total direct compensation and Adobe's indexed TSR for fiscal years 2012, 2013 and 2014:



Target TDC: Target TDC is calculated using (1) our CEO's target base salary as disclosed in the "Fiscal Years 2013 and 2014 Base Salaries" table (or, in the case of fiscal year 2012, in our definitive proxy statement dated February 28, 2014), (2) cash bonus targets, which are based on a percentage of target base salary, and (3) equity award target values based on the number of RSUs and performance shares granted in each year using grant date fair value. No target value for All Other Compensation is included.

Realizable TDC: Realizable TDC is calculated using (1) our CEO's actual earned base salary, (2) cash bonus and all other non-equity compensation as disclosed in the "Summary Compensation Table," (3) equity award values (based on the stock price on the last day of fiscal year 2014 of $73.68) of all restricted stock units granted in each year, and (4) equity award values (based on the stock price on the last day of fiscal year 2014 of $73.68) of the number of performance shares credited under the fiscal year 2012 performance award program and the number of performance shares that would be credited under the fiscal year 2013 and 2014 performance share programs if performance achievement were measured as of mid-November 2014 rather than the end of the applicable performance period (accordingly, the number of performance shares that may be credited under these two programs will vary).

Indexed TSR: Indexed TSR is calculated by taking the stock price on the last day of fiscal years 2012, 2013 and 2014 of $34.61, $56.78 and $73.68 respectively, and dividing each by the stock price on the last day of fiscal year 2011 of $27.11.

Retirement and Deferred Compensation Plan Benefits

We do not provide our employees, including our NEOs, with a defined benefit pension plan, any supplemental executive retirement plans or retiree health benefits, except as required by local law or custom for employees outside the United States. Our NEOs may participate on the same basis as other U.S. employees in our Section 401(k) Retirement Savings Plan (the "401(k) Plan") with a company-sponsored match component.

We also maintain an unfunded, nonqualified deferred compensation plan (the "Deferred Compensation Plan"). Our executives and our Board members are eligible to participate at their election. The Deferred Compensation Plan provides the ability to defer receipt of income to a later date, which may be an attractive tax planning opportunity. We generally do not contribute to the Deferred Compensation Plan on behalf of the participants; therefore, our cost to maintain the Deferred Compensation Plan is limited to administration expenses, which are minimal. No NEOs participated in or had an accrued balance under the Deferred Compensation Plan in fiscal year 2014.

Perquisites and Additional Benefits and Programs

We provide limited perquisites to our executives, including our NEOs. In considering potential perquisites, the Committee considers the cost to Adobe as compared to the perceived value to our employees as well as other corporate governance and employee relations factors. We offer our executives at the director level and above, including our NEOs, an annual comprehensive physical examination that is fully funded by Adobe, as an added benefit to the Adobe medical insurances provided. Alternatively, our NEOs may choose to enroll in a health concierge service. Adobe recognizes the significant role of its executives and offers this program to encourage a focus on keeping well.

In addition, we maintain a limited membership in a private jet program. Our policy related to this program, adopted to enable efficient travel, allows our Chief Executive Officer the use of a private jet for business travel only. A limited number of other executive officers and employees may accompany our Chief Executive Officer only if required for business purposes, and none of our executives or employees are permitted to use our private jet program for personal or other non-business-related travel. Our policy allows family members to accompany the CEO during business travel only if additional costs for the family members are paid for by the executive officer. The CEO complied with this policy at all times during fiscal year 2014.

We also provide the following benefits to our NEOs, on the same terms and conditions as provided to all other eligible employees: health, dental and vision insurance; life insurance; an Employee Stock Purchase Plan; health savings account; medical and dependent care flexible spending account; and short- and long-term disability, accidental death and dismemberment. We believe these benefits are consistent with benefits provided by companies with which we compete for executive-level talent.

Equity-Related Policies

Stock Ownership Guidelines

In 2003, our Board adopted stock ownership guidelines for all employees at the senior vice president level and above (including our executive officers) and directors, which the Committee reviews periodically. The Board amended the guidelines during our 2014 fiscal year to require our executive officers to hold 50% of net shares acquired (up from 25% under the previous guidelines) until they satisfy (and continue to satisfy) the threshold share ownership requirements listed in the table below, and to require that such threshold ownership levels be maintained indefinitely, as long as the individual remains an employee at the senior vice president level and above of Adobe. These guidelines are designed to align our officers' interests with our stockholders' long-term interests by promoting long-term share ownership, which reduces the incentive for excessive short-term risk taking. The Committee reviews quarterly reports of the stock activity of our officers and directors. As of November 28, 2014, each of our NEOs was in compliance with the applicable guidelines. Under the guidelines, the executives in the following positions should hold 50% of the net shares acquired from Adobe unless, following the sale of such shares, the total number of Adobe shares held by that executive equals or exceeds the following amounts:

Position	Shares (#)
Chief Executive Officer	150,000
President, Executive Vice President or Chief Financial Officer	50,000
Senior Vice President	25,000

Shares that count toward the minimum share ownership include: shares owned outright or beneficially owned; shares acquired through the Employee Stock Purchase Plan; vested restricted stock; vested RSUs, performance shares and performance units in our Deferred Compensation Plan; and shares issued from the exercise of vested options.

Our Board may evaluate whether exceptions should be made in the case of any covered person who, due to his or her unique financial circumstances, would incur a hardship by complying with these guidelines. No such exceptions were granted or were in place in fiscal year 2014 and all directors and officers were in compliance with the guidelines during fiscal year 2014.

Anti-Hedging and Anti-Pledging Policy

Our insider trading policy explicitly prohibits any employee, including our NEOs, from hedging their equity ownership in Adobe by engaging in short sales or trading in any derivatives involving Adobe securities. Our employees are also prohibited from holding Adobe stock in a margin account or otherwise pledging Adobe stock or using financial instruments such as prepaid forwards, equity swaps, collars and exchange funds.

Performance-Based Compensation Recovery Policy

With the recommendation of our Executive Compensation Committee, in February 2015 the Board adopted a Clawback Policy. The Clawback Policy is applicable in the event of a material restatement of our financial statements that results from the intentional misconduct or fraud of a Section 16 executive officer. The Clawback Policy enables the Board to require repayment or cancellation of the incremental portion of the performance-based incentive compensation paid or payable to such officer in excess of the amount that would have been paid or payable based on the restated financial results. We will also continue to monitor rule-making actions of the SEC and NASDAQ related to clawback policies.

In addition, as a public company subject to Section 304 of the Sarbanes-Oxley Act of 2002, if we are required to restate our financial results as the result of misconduct or due to our material noncompliance with any financial reporting requirements under the federal securities laws, our Chief Executive Officer and Chief Financial Officer may be legally required to reimburse us for any bonus or incentive-based or equity-based compensation they receive.

Granting Guidelines for Equity Compensation

Adobe has adopted written guidelines setting forth our grant practices and procedures for all equity awards. Pursuant to these guidelines:

- the effective grant date for our annual equity awards granted to our employees, including the NEOs, is January 24 of each year, or the first trading day thereafter, unless another date is approved and documented by the Committee;

- the effective grant date for executive officer new hire RSU and performance share awards is the executive officer's hire date (subject to compliance with Section 162(m), as deemed advisable by the Committee); and

- the effective grant date for non-executive officer new hire stock option, performance share and RSU awards is the 15th day of the month following the month of the employee's hire date, or, if that is not a trading day, the first trading day thereafter.

Because the grant dates are pre-established, the timing of the release of material non-public information does not affect the grant dates for equity awards, and Adobe does not time the release of material non-public information based on equity award grant dates.

The Committee approves all grants made to our executive officers on or before the grant date. The Committee also has the authority to approve non-executive officer stock option, performance share and RSU awards on or before the grant date. Our Board has also delegated to a Management Committee for Employee Equity Awards, consisting of the Chief Executive Officer and the SVP, People & Places, the authority to approve RSU awards to non-executive officer employees in accordance with the granting guidelines described above and subject to Committee-approved vesting schedules and share limits. In addition, our Board has delegated to an Acquired Company & Retention Equity Awards Committee, consisting of the CEO in his capacity as a member of the Board, the authority to approve the assumption of outstanding awards in an acquisition, and the granting of stock option, performance share and RSU awards to employees of the acquired company that continue as non-executive officer employees. Pursuant to its charter, the Committee has the authority to establish the terms and conditions of our equity awards; therefore, the Committee may make exceptions to Adobe's granting guidelines.

In the event we award stock options, all stock option awards would be granted with an exercise price equal to or greater than (in some instances for awards outside the United States) the fair market value of the underlying stock on the effective grant date or, in accordance with the terms of our approved equity plans, the fair market value of the underlying stock on the last trading day prior to the effective grant date, if an award is granted on a non-trading day.

Employment Agreements

Each of our NEOs is employed "at will." Except in limited circumstances, such as when an employment agreement that provides for severance is assumed or renegotiated as part of a corporate transaction, we only enter into agreements providing for severance benefits with our U.S. executive officers in relation to a change of control of Adobe or an executive transition plan.

Severance and Change of Control Compensation

The Committee believes that change of control vesting and severance benefits, if structured appropriately, serve to minimize the distraction caused by a potential transaction and reduce the risk that an executive departs Adobe before an acquisition is consummated. The Committee and the company believe that a pre-existing plan will allow our executives to focus on continuing normal business operations and on the success of a potential business combination, rather than on seeking alternative employment. Further, a pre-existing plan ensures stability and will enable our executives to maintain a balanced perspective in making overall business decisions during a potentially uncertain period. To that end, Adobe provides certain change of control benefits as described below.

From and after December 13, 2014, each of our NEOs is, or could be, an eligible participant in our 2014 Executive Severance Plan in the Event of a Change of Control (the "2014 Change of Control Plan"). Prior to December 13, 2014, including during fiscal year 2014, each of our NEOs was an eligible participant in our Executive Severance Plan for Prior Participants in the Event of a Change of Control, which was adopted in 2011 (the "2011 Prior Participant Change of Control Plan"). The 2011 Prior Participant Change of Control Plan replaced the former executive change of control severance plan (the "Former Plan"), which expired in December 2011, for all employees who were eligible under such former Plan, on substantially the same terms as the Former Plan. Also in December 2011, we adopted a change of control severance plan for members of senior management who were not eligible under the Former Plan upon its expiration (the "2011 New Participant Change of Control Plan"), but all of our NEOs were eligible for the 2011 Prior Participant Change of Control Plan.

The 2011 Prior Participant Change of Control Plan as well as the 2011 New Participant Change of Control Plan both expired by their terms on December 13, 2014 and were replaced by our 2014 Change of Control Plan. Both 2011 plans and the 2014 Change of Control Plan provide for severance payments and fully accelerated vesting of outstanding equity awards for our NEOs and other members of senior management upon an involuntary termination of employment upon or following a qualifying change of control.

The terms of the 2014 Change of Control Plan are described below. Likewise, although it has expired, the terms of the 2011 Prior Participant Change of Control Plan are described below as it was the operative plan during fiscal year 2014 and its terms are reflected in the "Executive Compensation—Change of Control—Potential Payments upon Termination and/or a Change of Control" table contained in this proxy statement.

We also maintain a Retention Agreement with Mr. Narayen, which provides similar benefits but does not require termination of his employment in order for him to receive the equity acceleration, as described below under "Executive Compensation—Change of Control." Mr. Narayen's original Retention Agreement, dated January 12, 1998, was amended February 11, 2008 based on his promotion to Chief Executive Officer, and was further amended on both December 11, 2010 and December 5, 2014 in order to clarify the manner of compliance with, or exemption from, Internal Revenue Code Section 409A.

The 2011 plans, the 2014 Change of Control Plan and the Retention Agreement with Mr. Narayen do not provide for reimbursements or "gross-ups" of excise tax amounts under Section 4999 of the Code. Rather, under all of these arrangements, benefits would be reduced if doing so would result in a better after-tax economic position for the affected executive. The Committee and the company believe this is an appropriate allocation of the tax cost of these arrangements between Adobe and the executive and is consistent with market practice.

Our change of control arrangements are designed to be competitive with the pay practices of our peer group. The Committee periodically reviews the terms and conditions of our change of control arrangements and will make adjustments when and to the extent it deems appropriate. The 2014 Change of Control Plan will expire on December 13, 2017.

Additional details regarding our 2011 Prior Participant Change of Control Plan, our 2014 Change of Control Plan and the Retention Agreement with Mr. Narayen, including estimates of amounts payable in specified circumstances as of the last day of fiscal year 2014, are disclosed in the "Executive Compensation—Change of Control—Potential Payments upon Termination and/or a Change of Control" table contained in this proxy statement.

Role of Our Executive Compensation Committee, External Compensation Consultant and Management

The Executive Compensation Committee oversees and provides strategic direction to management regarding many elements of our executive compensation programs. It reviews and approves the compensation and severance benefits of Adobe's executive officers, including our NEOs. As part of this review, the Committee regularly solicits input from its independent compensation consultant. In fiscal year 2014, the Committee met regularly in executive session with its independent compensation consultant and without management present. The Chair of the Committee also met separately with the consultant, both with and without management present. The Committee has the authority to obtain independent advice and assistance from internal or external legal, accounting and other advisors, at Adobe's expense. The Committee also discusses Mr. Narayen's performance with the Board and remains solely responsible for making the final decisions on compensation for our executive officers, including our NEOs.

The Executive Compensation Committee regularly reviews the compensation programs for our executive officers, including our NEOs, to ensure they achieve the desired goal of aligning our executive compensation structure with our stockholders' interests. This includes using our incentive compensation awards to support our strategic and operating plans. As discussed above, we also closely monitor the compensation programs and pay levels of executives from companies of similar size and complexity, so that we may ensure that our compensation programs are within the norm of market practices. This aids in the retention of our NEOs in a competitive market for executive talent.

Since 2008, the Executive Compensation Committee has engaged Compensia, Inc. to review and provide independent advice concerning all of the components of Adobe's executive compensation program, on account of Compensia's expertise in the software industry, its knowledge of our peer group, and its geographical proximity, enabling frequent in-person attendance at Committee meetings. Compensia provided the following services on behalf of the Committee during fiscal year 2014: (1) reviewed and provided recommendations on the composition of our peer group, and provided compensation data relating to executives at the selected companies in our peer group; (2) conducted a comprehensive review of the total compensation arrangements for all of our executive officers; (3) provided advice on our executive officers' compensation; (4) provided advice on stock ownership guidelines for executive officers and directors; (5) assisted with executive equity program design, including analysis of equity mix and target grant levels; (6) assisted with review of our fiscal year 2014 equity program and Executive Annual Incentive Plan; (7) provided updates on NASDAQ listing standards, Say-on-Pay results, and Dodd-Frank regulatory developments; (8) conducted a comprehensive review of compensation paid to the Board and provided recommendations to the Committee and the Board regarding future director pay structure; (9) updated the Committee on emerging trends and best practices in the area of executive and board compensation; (10) provided market data related to severance and change of control; and (11) reviewed the Compensation Discussion and Analysis for inclusion in our 2014 proxy statement.

The Committee conducted a formal review of Compensia's independence and is satisfied with the qualifications, performance and independence of Compensia. Other than providing limited guidance to our People Resources department regarding Adobe's broad-based equity compensation design for all employees (as approved by the Committee), Compensia does not provide any other services to Adobe. Adobe pays for the cost of Compensia's services.

Our People Resources, Finance and Legal departments work with our Chief Executive Officer and Compensia to design and develop new compensation programs applicable to our NEOs and other executive officers, to recommend changes to existing compensation programs, to recommend financial and other performance targets to be achieved under those programs, to prepare analyses of financial data, to prepare peer group compensation comparisons and other Committee briefing materials and, ultimately, to implement the decisions of the Committee. Members of these departments and our Chief Executive Officer also meet with Compensia separately from the Committee to convey information on proposals that management may make to the Committee, as well as to allow Compensia to collect information about Adobe to develop its own proposals.

In addition, our Chief Executive Officer conducted reviews of the performance and compensation of the other NEOs, and based on these reviews, made his recommendations for fiscal year 2014 target compensation levels (including adjustments to base salary and target cash and equity incentive levels) directly to the Committee. No NEO was present or participated in the final determinations or deliberations of the Committee regarding the amount of any component of his own fiscal year 2014 compensation package.

Tax and Accounting Considerations

In designing our compensation programs, the Committee considers the financial accounting and tax consequences to Adobe as well as the tax consequences to our employees. In determining the aggregate number and mix of equity grants in any fiscal year, the Compensation Committee and management consider the size and share-based compensation expense of the outstanding and new equity awards. Section 162(m) of the Code generally disallows a tax deduction to public corporations for compensation greater than $1 million paid for any fiscal year to the corporation's Chief Executive Officer and the three other most highly compensated executive officers as of the end of any fiscal year, other than the Chief Financial Officer. However, certain types of performance-based compensation are excluded from the $1 million deduction limit if specific requirements are met.

The Committee considers the impact of Section 162(m) when designing our executive compensation program and structured our Executive Bonus Plan, stock plans and performance share programs so that a number of awards may be granted under these plans and programs in a manner that complies with the requirements imposed by Section 162(m). Tax deductibility is not the primary factor used by the Committee in setting compensation, however, and corporate objectives may not necessarily align with the requirements for full deductibility under Section 162(m). We believe it is important to preserve flexibility in administering compensation programs as corporate objectives may not always be consistent with the requirements for full deductibility. In addition, the Committee from time to time has granted and may continue to grant awards, such as time-based RSU awards and one-time discretionary cash awards under which payments may not be deductible under Section 162(m) when it determines that such non-deductible arrangements are otherwise in the best interests of Adobe and its stockholders.

REPORT OF THE EXECUTIVE COMPENSATION COMMITTEE*

The Executive Compensation Committee has reviewed and discussed with management the "Compensation Discussion and Analysis" contained in this proxy statement. Based on this review and discussion, the Executive Compensation Committee recommended to our Board that the Compensation Discussion and Analysis be included in our Annual Report on Form 10-K for the fiscal year ended November 28, 2014 and in this proxy statement.

Respectfully submitted,

EXECUTIVE COMPENSATION COMMITTEE

Daniel Rosensweig, Chair
Amy Banse
Kelly Barlow
Edward Barnholt
Robert Sedgewick

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* *The material in this report is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference into any filing of Adobe under the Securities Act of 1933 or the Securities Exchange Act of 1934, except our Annual Report on Form 10-K for the fiscal year ended November 28, 2014, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.*

EXECUTIVE COMPENSATION

Summary Compensation Table for Fiscal Years 2014, 2013 and 2012

The following table sets forth information regarding the compensation for services performed during fiscal years 2014, 2013 and 2012 awarded to, paid to or earned by the NEOs, which include (1) our Chief Executive Officer, (2) our Chief Financial Officer and (3) our three other most highly compensated executive officers, as determined by reference to total compensation for fiscal year 2014, who were serving as executive officers at the end of fiscal year 2014.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards[1] ($)	Non-Equity Incentive Plan Compensation [2] ($)	All Other Compensation [3] ($)	Total ($)
Shantanu Narayen	2014	991,667	—	15,426,445	1,433,950	38,856	17,890,918
President and Chief Executive Officer	2013	941,667	—	13,148,100	1,638,500	19,211	15,747,478
	2012	893,182	227,761 [4]	9,749,250	1,112,011	30,747	12,012,951
Mark Garrett	2014	645,833	—	4,376,210	622,583	14,055	5,658,681
Executive Vice President and Chief Financial Officer	2013	616,667	—	2,921,800	715,334	8,967	4,262,768
	2012	570,644	97,009 [4]	11,440,000 [5]	473,635	7,782	12,589,070
Matthew Thompson	2014	620,833	—	4,888,190	598,483	39,265	6,146,771
Executive Vice President, Worldwide Field Operations	2013	587,500	—	4,591,400	681,500	33,372	5,893,772
	2012	521,023	88,574 [4]	3,868,750	432,449	29,427	4,940,223
Bradley Rencher [6]	2014	525,000	—	3,346,155	480,795	7,890	4,359,840
Senior Vice President & GM, Digital Marketing	2013	491,667	—	3,339,200	484,784	9,119	4,324,770
David Wadhwani	2014	545,833	—	3,858,135	499,874	9,365	4,913,207
Senior Vice President & GM, Digital Media	2013	516,667	—	3,965,300	509,434	8,685	5,000,086
	2012	471,402	60,104 [4]	3,404,500	293,447	8,967	4,238,420

---

[1] These amounts do not reflect the actual economic value realized by the NEO. In accordance with SEC rules, this column represents the grant date fair value, computed in accordance with stock-based compensation accounting guidance, of performance shares, assuming the probable outcome of related performance conditions at target levels, and RSUs. Pursuant to SEC rules, the amounts shown disregard the impact of estimated forfeitures.

[2] These amounts consist solely of amounts earned under our Executive Bonus Plans, each of which is a cash bonus plan adopted under our 2011 Executive Cash Performance Bonus Plan. Amounts earned under the Executive Bonus Plan are payable in the subsequent fiscal year.

[3] These amounts for fiscal year 2014 include matching contributions under Adobe's 401(k) Plan (including an additional matching contribution made by Adobe early in the fiscal year to eligible participants who did not previously receive the maximum matching contribution during the prior 401(k) Plan year), and life insurance premiums for all NEOs. The amounts also include the cost of an executive physical for Messrs. Narayen, Wadhwani and Rencher and the cost of executive health concierge service in lieu of the executive physical for Mr. Garrett. In addition, for Messrs. Narayen and Thompson, they include the taxable value of the sales club trip for Mr. Narayen and his spouse ($14,669, which was grossed up to $28,510) and for Mr. Thompson and his spouse ($14,669, which was grossed up to $28,510). It is our practice to cover the full costs of the sales club trip for any employee who is entitled to attend.

(4)   One-time bonus awarded by the Committee in an amount equal to 17% of each NEO's Target Cash Incentive under the 2012 Executive Bonus Plan.

(5)   Includes a one-time retention award of 225,000 RSUs, which had a $7.0 million target value at the time of grant by the Committee. This one-time retention award was granted by the Committee on August 16, 2012 in response to Mr. Garrett receiving a competitive offer for his services.

(6)   Mr. Rencher was not a named executive officer in fiscal year 2012.

Grants of Plan-Based Awards in Fiscal Year 2014

The following table shows all plan-based awards granted to the NEOs during fiscal year 2014. The equity awards granted in fiscal year 2014 identified in the table below are also reported in "Outstanding Equity Awards at 2014 Fiscal Year End." For additional information regarding incentive plan awards, please refer to the Cash Incentives and Equity Incentives sections of our "Compensation Discussion and Analysis."

| Name | Grant Date | Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1] | | | Estimated Future Payouts Under Equity Incentive Plan Awards[2] | | | All Other Stock Awards: Number of Shares of Stock or Units[3] (#) | Grant Date Fair Value of Stock and Option Awards[4] ($) | |
		Threshold ($)	Target ($)	Maximum ($)	Threshold (% of target)	Target (#)	Maximum (#)			
Shantanu Narayen	—	—	1,487,500	2,975,000	—	—	—	—	—	
	1/24/2014	—	—	—	38%	126,550	253,100	—	7,948,605	(5)
	1/24/2014	—	—	—	—	—	—	126,550	7,477,840	
Mark Garrett	—	—	645,833	1,291,667	—	—	—	—	—	
	1/24/2014	—	—	—	38%	35,900	71,800	—	2,254,879	(5)
	1/24/2014	—	—	—	—	—	—	35,900	2,121,331	
Matthew Thompson	—	—	620,833	1,241,667	—	—	—	—	—	
	1/24/2014	—	—	—	38%	40,100	80,200	—	2,518,681	(5)
	1/24/2014	—	—	—	—	—	—	40,100	2,369,509	
Bradley Rencher	—	—	498,750	997,500	—	—	—	—	—	
	1/24/2014	—	—	—	38%	27,450	54,900	—	1,724,134	(5)
	1/24/2014	—	—	—	—	—	—	27,450	1,622,021	
David Wadhwani	—	—	518,542	1,037,083	—	—	—	—	—	
	1/24/2014	—	—	—	38%	31,650	63,300	—	1,987,936	(5)
	1/24/2014	—	—	—	—	—	—	31,650	1,870,199	

_____

(1)   These columns represent awards granted under our Executive Bonus Plan for performance in fiscal year 2014. These columns show the awards that were possible at the threshold, target and maximum levels of performance. Minimum performance under the Executive Bonus Plan could have resulted in a threshold amount equal to $0. Actual cash incentive awards earned in fiscal year 2014 by the NEOs under the Executive Bonus Plan are shown in the column titled "Non-Equity Incentive Plan Compensation" in the "Summary Compensation Table."

(2)   These columns represent awards granted under our 2014 Performance Share Program, which was adopted under our 2003 Equity Incentive Plan (the "2003 Plan"). These columns show the awards that are possible at the threshold, target and maximum levels of performance. The percentage in the threshold column indicates the percentage of the target number of shares to be earned if a threshold performance metric is achieved. If the company does not achieve the threshold performance metric, zero shares will be earned. Because our 2014 Performance Share Program is based on a three-year performance period, none of the performance shares can be earned until the performance period closes at the outset of our 2017 fiscal year. See "Equity Awards Granted by the Committee at the Outset of Fiscal Year 2014" in the "Compensation Discussion and Analysis" section of this proxy statement for additional discussion.

(3)   This column represents awards of RSUs granted under our 2003 Plan.

(4)   These amounts do not reflect the actual economic value realized by the NEO. In accordance with SEC rules, this column represents the grant date fair value, computed in accordance with stock-based compensation accounting guidance, of each equity award. For additional information on the valuation assumptions, see Part II, Item 8 "Financial Statements and Supplementary Data" of our 2014 Annual Report on Form 10-K and the Notes to Consolidated Financial Statements at Note 12, "Stock-based Compensation."

(5)   The grant date fair value included in this column for awards granted under our 2014 Performance Share Program is based on the probable outcome of the performance conditions associated with these grants determined as of the grant date, excluding the effect of estimated forfeitures.

Narrative Summary to Summary Compensation Table and Grants of Plan-Based Awards in Fiscal Year 2014 Table

The material terms of the NEOs' annual compensation, including base salaries, the Executive Bonus Plan, the 2014 Performance Share Program, the time-based RSUs and the explanations of the amounts of salary, cash incentives and equity values in proportion to total compensation are described under "Compensation Discussion and Analysis" in this proxy statement. Our equity award granting practices are described above and our severance benefits are described under "Change of Control" in this proxy statement. None of our NEOs have entered into a written employment agreement with Adobe.

As discussed in greater detail in "Compensation Discussion and Analysis," the fiscal year 2014 non-equity incentive awards were granted pursuant to the Executive Bonus Plan, with amounts earned based on the achievement of certain financial and customer advocacy targets as well as individual performance goals applicable to each respective NEO. Cash incentives were fully vested when earned.

As discussed in greater detail in "Compensation Discussion and Analysis," the fiscal year 2014 performance share awards will be settled in stock, subject to the terms of our 2014 Performance Share Program. Actual awards earned under the 2014 Performance Share Program will be determined based on the results achieved during the three-year performance period, as certified by the Committee at the outset of our 2017 fiscal year, contingent upon each NEO's continued service to Adobe.

The RSUs granted to our NEOs pursuant to our 2003 Plan at the outset of fiscal year 2014 vest over three years with one-third vesting on each anniversary of the grant date subject to continued service through each applicable vesting date. There is no purchase price associated with performance share or RSU awards. We did not pay dividends on our common stock during fiscal year 2014.

Effect of Retirement, Death and Disability on Equity Compensation Awards

The terms and conditions of our stock option and RSU awards provide that if a recipient's employment is terminated due to death or disability, the recipient will be given credit for an additional 12 months of service, resulting in vesting for the applicable award accelerating by 12 months. In addition, our U.S. and certain other stock option agreements provide that if a recipient's employment terminates on or after age 65, the individual will be given credit for an additional 12 months of service, resulting in vesting for the applicable award accelerating by 12 months.

The terms and conditions of our performance share awards granted prior to fiscal year 2013 (which were subject to time-based vesting following the certification of one-year performance goals) provide that, if a recipient's employment is terminated due to death or disability after certification of the performance goals, the recipient will receive accelerated vesting of the actual award equal to the percentage amount scheduled to vest on the next annual vesting date for each award.

The terms and conditions of our performance share awards granted in fiscal years 2013 and 2014 (which vest upon the certification of the performance goals, if achieved, following the end of a three-year performance period) provide that if a recipient's employment is terminated due to death or disability before certification of the performance goals, the recipient will receive a prorated target award based on the number of months of service provided during the performance period.

Outstanding Equity Awards at 2014 Fiscal Year End

The following table sets forth information regarding outstanding equity awards as of November 28, 2014, for each NEO. All vesting is contingent upon continued employment with Adobe through the applicable vesting date and certain equity awards are subject to performance conditions, each as specified in the footnotes. Market values and payout values in this table are calculated based on the closing market price of our common stock as reported on NASDAQ on November 28, 2014, which was $73.68 per share.

	Option Awards[1]				Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Shantanu Narayen	220,563	—	34.16	1/25/2017	—	—	—	—
	260,666	11,334[2]	34.03	1/24/2018	—	—	—	—
	—	—	—	—	23,500[3]	1,731,480	—	—
	—	—	—	—	78,750[4]	5,802,300		
	—	—	—	—	60,900[5]	4,487,112	—	—
	—	—	—	—	78,750[6]	5,802,300	—	—
	—	—	—	—			315,000[7]	23,209,200
	—	—	—	—	126,550[8]	9,324,204	—	—
	—	—	—	—	—	—	253,100[9]	18,648,408
Mark Garrett	5,500	3,668[2]	34.03	1/24/2018	—	—	—	—
	—	—	—	—	7,500[3]	552,600	—	—
	—	—	—	—	31,250[4]	2,302,500	—	—
	—	—	—	—	24,166[5]	1,780,551	—	—
	—	—	—	—	112,500[10]	8,289,000	—	—
	—	—	—	—	17,500[6]	1,289,400	—	—
	—	—	—	—	—	—	70,000[7]	5,157,600
	—	—	—	—	35,900[8]	2,645,112	—	—
	—	—	—	—	—	—	71,800[9]	5,290,224
Matthew Thompson	9,625	3,210[2]	34.03	1/24/2018	—	—	—	—
	—	—	—	—	6,750[3]	497,340	—	—
	—	—	—	—	31,250[4]	2,302,500	—	—
	—	—	—	—	24,166[5]	1,780,551	—	—
	—	—	—	—	27,500[6]	2,026,200	—	—
	—	—	—	—	—	—	110,000[7]	8,104,800
	—	—	—	—	40,100[8]	2,954,568	—	—
	—	—	—	—	—	—	80,200[9]	5,909,136

Name	Option Awards[1] Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Stock Awards Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Bradley Rencher	23,400	—	34.16	1/25/2017	—	—	—	—
	46,958	2,042[2]	34.03	1/24/2018	—	—	—	—
	—	—	—	—	4,250[3]	313,140	—	—
	—	—	—	—	22,500[4]	1,657,800	—	—
	—	—	—	—	17,400[5]	1,282,032	—	—
	—	—	—	—	20,000[6]	1,473,600	—	—
	—	—	—	—	—	—	80,000[7]	5,894,400
	—	—	—	—	27,450[8]	2,022,516	—	—
	—	—	—	—	—	—	54,900[9]	4,045,032
David Wadhwani	9,625	3,210[2]	34.03	1/24/2018	—	—	—	—
	—	—	—	—	6,750[3]	497,340	—	—
	—	—	—	—	27,500[4]	2,026,200	—	—
	—	—	—	—	21,266[5]	1,566,879	—	—
	—	—	—	—	23,750[6]	1,749,900	—	—
	—	—	—	—	—	—	95,000[7]	6,999,600
	—	—	—	—	31,650[8]	2,331,972	—	—
	—	—	—	—	—	—	63,300[9]	4,663,944

_____

[1]   All stock option awards were granted pursuant to our 2003 Plan.

[2]   Four-year vesting in equal monthly installments. Options fully vest on January 24, 2015.

[3]   RSUs granted pursuant to our 2003 Plan. Four-year vesting with 1/4 vesting on each anniversary of the grant date. Shares fully vest on January 24, 2015.

[4]   RSUs granted pursuant to our 2003 Plan. Four-year vesting with 1/4 vesting on each anniversary of the grant date. Shares fully vest on January 24, 2016.

[5]   These amounts represent awards that actually became eligible to be earned under our 2012 Performance Share Program (based on performance) subject to continued service. Three-year vesting with 1/3 vesting on each anniversary of the grant date. Shares fully vest on January 24, 2015.

[6]   RSUs granted pursuant to our 2003 Plan. Two-year vesting with 1/2 vesting on each anniversary of the grant date. Shares fully vest on January 24, 2015.

[7]   These amounts represent the maximum number of shares that could be earned under our 2013 Performance Share Program. The performance period will end at the end of fiscal year 2015, and the certification to be completed thereafter. The awards shall fully vest as of the later of January 24, 2016 or the certification date.

[8]   RSUs granted pursuant to our 2003 Plan. Three-year vesting with 1/3 vesting on each anniversary of the grant date. Shares fully vest on January 24, 2017.

[9]   These amounts represent the maximum number of shares that could be earned under our 2014 Performance Share Program. The performance period will end at the end of fiscal year 2016, and the certification to be completed thereafter. To the extent performance conditions are met, the awards shall fully vest as of the later of January 24, 2017 or the certification date.

47

(10)   RSUs granted pursuant to our 2003 Plan. Four-year vesting with 1/4 vesting on each anniversary of the grant date. Shares fully vest on August 16, 2016.

Option Exercises and Stock Vested in Fiscal Year 2014

The following table sets forth information regarding each exercise during fiscal year 2014 of stock options and the vesting during fiscal year 2014 of time-based stock-settled RSUs, and performance-based stock-settled awards granted under our 2011 and 2012 Performance Share Programs for each of the NEOs, on an aggregate basis. Because our Performance Share Program transitioned to a three-year performance period starting in fiscal year 2013, none of the awards under our 2013 Performance Share Program and 2014 Performance Share Program will be eligible to be earned or vest until the beginning of 2016 and 2017, respectively. The value realized on the exercise of option awards is calculated as follows (1) if the exercise involves a sale of some or all of the exercised shares, the difference between the actual price at which the exercised shares were sold and the exercise price of the options, or (2) in all other cases, the difference between the closing market price of our common stock as reported on NASDAQ on the date of exercise and the exercise price of the options. The value realized on vesting of stock awards is based on the closing market price of our common stock as reported on NASDAQ on the vesting date of the stock-settled awards.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Shantanu Narayen	925,737	34,478,894	265,708	15,700,686
Mark Garrett	127,832	4,553,699	150,357	9,502,220
Matthew Thompson	23,917	922,099	101,557	6,001,003
Bradley Rencher	5,596	179,764	71,433	4,303,326
David Wadhwani	66,838	1,912,273	92,769	5,562,820

Nonqualified Deferred Compensation

We originally adopted a Deferred Compensation Plan in December 2006, which has been amended from time to time and most recently in November 2014. Under the terms of our Deferred Compensation Plan, eligible employees, including each of the NEOs, and directors may elect to defer the receipt of a portion of cash and equity compensation they would otherwise have received when earned. Amounts deferred under the Deferred Compensation Plan are deemed invested in the investment funds selected by the participant with similar options as available under the Adobe 401(k) Plan. We do not contribute to the Deferred Compensation Plan on behalf of its participants, or match the deferrals made by participants, with the exception of situations in which an election to defer under the Deferred Compensation Plan would prevent a participant from receiving the full 401(k) company match. In those situations, we make a contribution to the Deferred Compensation Plan equal to the foregone 401(k) company match. During fiscal year 2014, Adobe contributed this match amount in the amount of approximately $2,117 in the aggregate for all participants as applicable. Accordingly, amounts payable under the Deferred Compensation Plan generally are entirely determined by participant contributions and fund elections.

Employee participants in the Deferred Compensation Plan may elect to contribute 5% to 75% of their base salary and 5% to 100% of other specified compensation, including commissions and bonuses. Participants may also contribute 100% per vesting tranche of their RSU and performance share awards. Generally, participants may elect the payment of benefits with respect to cash and equity deferrals to begin on a specified date or upon termination of employment. Payment of cash deferrals may be made in the form of a lump sum or annual installments, subject to certain requirements. Payments of equity deferrals may only be made in the form of a lump sum. In addition, each participant shall elect whether to keep his or her account balance in the Deferred Compensation Plan or to receive a lump sum distribution upon a change of control. If a participant experiences an unforeseeable emergency during the deferral period, the participant may petition to receive a partial or full payout from the Deferred Compensation Plan. All distributions are made in cash, except that deferred RSUs and performance shares are settled in Adobe stock.

No NEOs participated in, or had an accrued balance under, the Deferred Compensation Plan in fiscal year 2014.

Change of Control

Each of the NEOs is eligible to receive severance benefits in the event of certain terminations of employment upon or after a change of control of Adobe, pursuant to the terms of our 2011 Prior Participant Change of Control Plan applicable to each of our current NEOs through December 13, 2014 and pursuant to the terms of our 2014 Change of Control Plan after December 13, 2014 or, in the case of our Chief Executive Officer, upon or after a change of control of Adobe, in some cases whether or not his employment is terminated, pursuant to his Retention Agreement. Mr. Narayen would need to waive all benefits under his Retention Agreement to receive any benefits under the 2011 Prior Participant Change of Control Plan, or after December 13, 2014, the 2014 Change of Control Plan.

The terms of the 2014 Change of Control Plan are described below. Likewise, although it has expired, the terms of the 2011 Prior Participant Change of Control Plan are described below as it was the operative plan during fiscal year 2014 and its terms are reflected in the "Executive Compensation—Change of Control—Potential Payments upon Termination and/or a Change of Control" table contained in this proxy statement.

Change of Control Terms on or after December 13, 2014

2014 Change of Control Plan. From and after December 13, 2014, each of our NEOs is an eligible participant in our 2014 Executive Severance Plan in the Event of a Change of Control. The 2014 Change of Control Plan will expire on December 13, 2017, unless extended by Adobe. If a change of control occurs prior to its expiration, the 2014 Change of Control Plan will terminate following the later of the date which is twelve months after the occurrence of a change of control or the payment of all severance benefits due under the 2014 Change of Control Plan.

Pursuant to the 2014 Change of Control Plan, if there is a qualifying change of control of Adobe (as defined in the plan), and within three months prior and twelve months following the change of control, Messrs. Garrett, Thompson, Wadhwani or Rencher experience a separation from service as a result of Adobe (or any successor) terminating his employment without cause (and not due to death or disability) or if he resigns for good reason, such executive officer would be eligible to receive:

- twenty-four months of salary and target bonus;

- COBRA premiums for the eligible executive and covered dependents until the earlier of (1) the last month in which the executive and his covered dependents are eligible for and enrolled in COBRA coverage and (2) twenty-four months; and

- accelerated vesting of all outstanding equity awards (including, for performance shares, solely to the extent shares are credited to the executive based upon performance achieved as of the change of control).

In the event that any amount under the 2014 Change of Control Plan would constitute an excess parachute payment within the meaning of Section 280G of the Code, the amounts payable will not exceed the amount which produces the greatest after-tax benefit to the affected individual. All of the benefits under the 2014 Change of Control Plan are conditioned upon the executive officer signing a release of claims.

Chief Executive Officer Retention Agreement. Effective January 12, 1998, Adobe entered into a Retention Agreement with Mr. Narayen, which has been amended three times: the first time effective February 11, 2008, based on his promotion to Chief Executive Officer, and the second and third times on December 17, 2010 and December 5, 2014, respectively, both times in order to clarify the manner of compliance with, or exemption from, Section 409A of the Code, in light of updates to, and interpretations of, applicable tax regulations.

Pursuant to his Retention Agreement, if there is a qualifying change of control of Adobe (as defined in the agreement), and prior to or within two years following the change of control Mr. Narayen experiences a separation from service as a result of Adobe (or any successor) terminating his employment without cause, or as a result of his disability, or if he resigns for good reason, Mr. Narayen would be eligible to receive:

- thirty-six months of salary and target bonus;

- pro-rata target bonus for the fiscal year of termination; and

- COBRA premiums for him and covered dependents until the earlier of (1) the last month in which he and his covered dependents are eligible for and enrolled in COBRA coverage and (2) thirty-six months.

Upon a change of control, regardless of whether his employment is terminated, Mr. Narayen would be eligible to receive accelerated vesting of all outstanding equity awards (including, for performance shares, solely to the extent shares are credited to him based upon performance achieved at the change of control) and all stock options would become fully exercisable.

In the event that any amount under Mr. Narayen's Retention Agreement would constitute an "excess parachute payment" within the meaning of Section 280G of the Code, the amounts payable will not exceed the amount which produces the greatest after-tax benefit to Mr. Narayen. All benefits provided under the Retention Agreement are conditioned upon his signing a release of claims. The Retention Agreement has no expiration date.

Change of Control Terms prior to December 13, 2014 and during Fiscal Year 2014

2011 Prior Participant Change of Control Plan. Prior to December 13, 2014, each of our NEOs was an eligible participant in our Executive Severance Plan for Prior Participants in the Event of a Change of Control, which was adopted in 2011 (the "2011 Prior Participant Change of Control Plan"). The 2011 Prior Participant Change of Control Plan, replaced the former executive change of control severance plan (the "Former Plan"), which expired in December 2011, for all employees who were eligible under such former Plan, on substantially the same terms as the Former Plan. Also in December 2011, we adopted a change of control severance plan for members of senior management who were not eligible under the Former Plan, but all of our NEOs were eligible for the 2011 Prior Participant Change of Control Plan.

Pursuant to the 2011 Prior Participant Change of Control Plan, if there is a qualifying change of control of Adobe (as defined in the plan), and within two years following the change of control, Messrs. Garrett, Thompson, Wadhwani or Rencher experiences a separation from service as a result of Adobe (or any successor) terminating his employment without cause (and not due to death or disability) or if he resigns for good reason, such executive officer would be eligible to receive:

- twenty-four months of salary and target bonus plus one month of salary and target bonus per year of service up to an additional twelve months;

- pro-rata target bonus for the fiscal year of termination;

- COBRA premiums for the eligible executive and covered dependents until the earlier of (1) the last month in which the executive and his covered dependents are eligible for and enrolled in COBRA coverage and (2) twenty-four months plus one month per year of service with Adobe (up to a maximum of an additional twelve); and

- accelerated vesting of all outstanding equity awards (including, for performance shares, solely to the extent shares are credited to the executive based upon performance achieved as of the change of control).

In the event that any amount under the 2011 Prior Participant Change of Control Plan would constitute an excess parachute payment within the meaning of Section 280G of the Code, the amounts payable will not exceed the amount which produces the greatest after-tax benefit to the affected individual. All of the benefits under the Prior Participant Change of Control Plan are conditioned upon the executive officer signing a release of claims.

Chief Executive Officer Retention Agreement. The terms of Mr. Narayen's Retention Agreement are not substantively different before or after December 13, 2014. See the description above under "Executive Compensation—Change of Control—Change of Control Terms after December 13, 2014—Chief Executive Officer Retention Agreement" for details.

2003 Plan

See "Proposal 2—Summary of the 2003 Plan—Change of Control" for a description of the treatment of awards under the 2003 Plan in the event of a change of control.

Performance Share Programs

Pursuant to our Performance Share Programs prior to 2013, in the event of a change of control prior to the certification date, there will be an automatic crediting to each NEO of a prorated (based on time elapsed during the performance period) target award immediately prior to the date of the change of control, but the applicable time-based service vesting requirements will continue to apply. Pursuant to our Performance Share Programs in 2013 and 2014, in the event of a change of control prior to the certification date, the performance period will be shortened and the Committee will determine the level of achievement and the number of shares credited as of immediately prior to the date of the change of control, but the applicable time-based service vesting requirements will continue to apply. The 2011 Prior Participant Change of Control Plan and the 2014 Change of Control Plan, as applicable, and Mr. Narayen's Retention Agreement provide for acceleration of the applicable time-based service vesting requirements under our Performance Share Programs for the awards held by the NEOs, as described above.

Potential Payments upon Termination and/or a Change of Control

The following table sets forth the estimated potential payments and benefits payable to each NEO under the 2011 Prior Participant Change of Control Plan (which was in effect on November 28, 2014), and in the case of Mr. Narayen, his Retention Agreement, in the event of a termination of employment and/or a change of control of Adobe ("COC"), as if such termination or COC event had occurred on November 28, 2014, the last day of fiscal year 2014. The value of the equity awards is based on the closing market price of our common stock as reported on NASDAQ on November 28, 2014, which was $73.68 per share. Each NEO must sign a release of claims to receive any of the benefits below except those for Death/ Disability, COC Only (continued employment), or COC Only/Equity Not Assumed or Substituted.

Triggering Event [1]	Target Bonus [2] ($)	Lump Sum Severance [3] ($)	Accelerated Stock Options [4] ($)	Accelerated Performance Awards [5] ($)	Accelerated Restricted Stock Units ($)	Cont. Health Insurance Coverage (present value) [6] ($)	Total [7] ($)
Shantanu Narayen							
Death/Disability [8]	—	—	449,353	15,331,555	13,542,973	—	29,323,881
Voluntary Termination/ Involuntary Termination with Cause	—	—	—	—	—	—	—
Involuntary Termination Without Cause/Resignation for Good Reason	—	—	—	—	—	—	—
Involuntary Termination/ Resignation for Good Reason upon COC [9]	1,500,000	2,163,731 [13]	449,353	25,415,916	22,660,284	33,943	52,223,227
COC Only (continued employment) [10]	—	—	449,353	25,415,916	22,660,284	—	48,525,553
COC Only/Equity Not Assumed or Substituted [11]	—	—	449,353	25,415,916	22,660,284	—	48,525,553
Mark Garrett							
Death/Disability [8]	—	—	145,357	4,381,455	8,019,479	—	12,546,291
Voluntary Termination/ Involuntary Termination with Cause	—	—	—	—	—	—	—
Involuntary Termination Without Cause/Resignation for Good Reason	—	—	—	—	—	—	—
Involuntary Termination/ Resignation for Good Reason upon COC [9]	650,000	3,358,333	145,357	7,004,463	15,078,612	31,029	26,267,794
COC Only (continued employment) [10]	—	—	—	—	—	—	—
COC Only/Equity Not Assumed or Substituted [11]	—	—	145,357	7,004,463	15,078,612	—	22,228,432

Triggering Event [1]	Target Bonus [2] ($)	Lump Sum Severance [3] ($)	Accelerated Stock Options [4] ($)	Accelerated Performance Awards [5] ($)	Accelerated Restricted Stock Units ($)	Cont. Health Insurance Coverage (present value) [6] ($)	Total [7] ($)
Matthew Thompson							
Death/Disability [8]	—	—	127,356	5,467,056	4,659,671	—	10,254,083
Voluntary Termination/ Involuntary Termination with Cause	—	—	—	—	—	—	—
Involuntary Termination Without Cause/Resignation for Good Reason	—	—	—	—	—	—	—
Involuntary Termination/ Resignation for Good Reason upon COC [9]	625,000	3,229,167	127,356	8,787,519	7,780,608	43,705	20,593,355
COC Only (continued employment) [10]	—	—	—	—	—	—	—
COC Only/Equity Not Assumed or Substituted [11]	—	—	127,356	8,787,519	7,780,608	—	16,695,483
Bradley Rencher							
Death/Disability [8]	—	—	80,965	3,921,029	3,289,812	—	7,291,806
Voluntary Termination/ Involuntary Termination with Cause	—	—	—	—	—	—	—
Involuntary Termination Without Cause/Resignation for Good Reason	—	—	—	—	—	—	—
Involuntary Termination/ Resignation for Good Reason upon COC [9]	503,500	225,575 [12][13]	80,965	6,251,748	5,467,056	33,448	12,562,292
COC Only (continued employment) [10]	—	—	—	—	—	—	—
COC Only/Equity Not Assumed or Substituted [11]	—	—	80,965	6,251,748	5,467,056	—	11,799,769
David Wadhwani							
Death/Disability [8]	—	—	127,197	4,677,427	4,037,664	—	8,842,288
Voluntary Termination/ Involuntary Termination with Cause	—	—	—	—	—	—	—
Involuntary Termination Without Cause/Resignation for Good Reason	—	—	—	—	—	—	—
Involuntary Termination/ Resignation for Good Reason upon COC [9]	522,500	733,159 [12][13]	127,197	7,398,651	6,605,412	33,943	15,420,862
COC Only (continued employment) [10]	—	—	—	—	—	—	—
COC Only/Equity Not Assumed or Substituted [11]	—	—	127,197	7,398,651	6,605,412	—	14,131,260

[1]   While Adobe's standard form of stock option agreement under the 2003 Plan provides for the acceleration of 12 months of vesting in the event the person is age 65 or older upon terminating employment with Adobe, the table does not reflect this retirement vesting because none of the NEOs is at least age 65.

[2]   This amount represents the fiscal year 2014 target annual cash incentive opportunity under the Executive Bonus Plan calculated according to the terms of the 2011 Prior Participant Change of Control Plan, which means it is based on the then-current base salary of the NEO (not the actual amount of salary earned during the fiscal year). The cash incentive opportunity amount is prorated for the elapsed time in the current incentive period, assuming that all performance targets have been met; therefore, the amount reported is 100% of the target annual cash incentive opportunity. Actual fiscal year 2014 bonuses earned by each NEO are reported in the column titled "Non-Equity Incentive Plan Compensation" in the "Summary Compensation Table."

[3]   Based on the base salary and target bonus on November 28, 2014.

(4)   This amount includes the full acceleration of all outstanding unvested stock options on November 28, 2014. The amount is calculated by aggregating the sums determined by multiplying, for each award, (1) the number of accelerated stock options times (2) the difference between the closing price per share ($73.68) of our common stock on November 28, 2014, and the option exercise price per share.

(5)   This amount includes (1) the full acceleration of all outstanding certified performance shares from our 2012 Performance Share Program that were not yet fully vested as of November 28, 2014, and (2) the full acceleration of the number of shares at 100% of target under both the 2013 and 2014 Performance Share Programs. As of November 28, 2014, both the 2013 and 2014 Performance Share Programs are midway through each of their respective performance periods. For purposes of this disclosure, achievement of performance is assumed to be 100%, but actual achievement may vary.

(6)   Amounts reported represent the present value of 18 months of COBRA payments with an estimated 5% premium increase every 12 months. The present value is calculated by using 120% of the short term applicable federal rate of 0.47%.

(7)   In accordance with the terms of the 2011 Prior Participant Change of Control Plan and Mr. Narayen's Retention Agreement, all of the benefits in this table are subject to a reduction in the event the amounts payable would constitute an excess parachute payment within the meaning of Section 280G of the Code, to the extent the amounts payable do not exceed the amount which produces the greatest after-tax benefit to the NEOs. Messrs. Narayen, Rencher and Wadhwani's benefits were so reduced. See footnote 13 below.

(8)   For an explanation of benefits to be received by our NEOs as a result of death or disability, see "Executive Compensation—Grants of Plan-Based Awards in Fiscal Year 2014—Narrative Summary to Summary Compensation Table and Grants of Plan-Based Awards in Fiscal Year 2014 Table—Effect of Retirement, Death and Disability on Equity Compensation Awards" above.

(9)   For an explanation of benefits received by our NEOs as a result of an involuntary termination or resignation for good reason upon a COC, see "Change of Control" above.

(10)   Assumes that all equity awards were assumed or substituted by the hypothetical acquiring company. No benefits are payable to the NEOs pursuant to the terms of the 2011 Prior Participant Change of Control Plan and there is no accelerated vesting pursuant to the terms of the applicable equity award agreements if the NEOs' employment continues after a COC; however, Mr. Narayen's Retention Agreement provides that all outstanding equity awards (for performance shares, however, solely to the extent shares are credited as of the change of control) accelerate and are immediately exercisable and vested in full upon a COC, regardless of whether his employment is terminated.

(11)   Assumes that equity awards were not assumed or substituted by the hypothetical acquiring company. Pursuant to the terms of the applicable equity plans, any unexercised or unvested portions of any outstanding equity awards that are not assumed or substituted by the acquiring company are immediately exercisable and vested in full as of the date immediately prior to the effective date of the COC.

(12)   Mr. Rencher received credit under the 2011 Prior Participant Change of Control Plan for his service time at Omniture, Inc., which was acquired by Adobe in 2009, and Mr. Wadhwani received credit under the 2011 Prior Participant Change of Control Plan for his service time at Macromedia, Inc., which was acquired by Adobe in 2005. Mr. Rencher's service began in January 2008, and Mr. Wadhwani's service began in April 2002.

(13)   Messrs. Narayen, Rencher and Wadhwani's severance amounts exceeded the 280G threshold but also triggered a reduction pursuant to Mr. Narayen's Retention Agreement and 2011 Prior Participant Change of Control Plan, as applicable, because the reduction would result in a greater after-tax benefit to the executive than if he received the severance amounts in full. Messrs. Narayen, Rencher and Wadhwani's lump sum severance amount would have been $7,500,000, $2,583,750 and $3,217,500, respectively, without this provision.

DIRECTOR COMPENSATION

The following table sets forth certain information with respect to compensation awarded to, paid to or earned by each of Adobe's non-employee directors during fiscal year 2014:

Name	Fees Earned or Paid in Cash[1][2][3] ($)	Stock Awards[4][5][6] ($)	Option Awards[4][7] ($)	Total ($)
Charles M. Geschke	110,000	241,153	—	351,153
John E. Warnock	110,000	241,153	—	351,153
Amy L. Banse	75,000	241,153	—	316,153
Kelly J. Barlow	75,000	241,153	—	316,153
Edward W. Barnholt	90,000	241,153	—	331,153
Robert K. Burgess	80,000	241,153	—	321,153
Frank A. Calderoni	80,000	241,153	—	321,153
Michael R. Cannon	80,000	241,153	—	321,153
James E. Daley	107,500	241,153	—	348,653
Laura B. Desmond	67,500	241,153	—	308,653
Daniel L. Rosensweig	97,500	241,153	—	338,653
Robert Sedgewick	75,000	241,153	—	316,153

_____

[1]   Director fees were paid at the end of the quarter for which services were provided.

[2]   The following table provides a breakdown of the annual retainers and committee fees earned or paid in cash:

Name	Annual Board Retainers ($)	Audit Committee Fees ($)	Executive Compensation Committee Fees ($)	Nominating and Governance Committee Fees ($)	Total ($)
Dr. Geschke	110,000 *	—	—	—	110,000
Dr. Warnock	110,000 *	—	—	—	110,000
Ms. Banse	60,000	—	15,000	—	75,000
Mr. Barlow	60,000	—	15,000	—	75,000
Mr. Barnholt	60,000	—	15,000	15,000	90,000
Mr. Burgess	60,000	20,000	—	—	80,000
Mr. Calderoni	60,000	20,000	—	—	80,000
Mr. Cannon	60,000	20,000	—	—	80,000
Mr. Daley	60,000	40,000	—	7,500	107,500
Ms. Desmond	60,000	—	—	7,500	67,500
Mr. Rosensweig	60,000	—	30,000	7,500	97,500
Dr. Sedgewick	60,000	—	15,000	—	75,000

*   Includes $60,000 annual Board member fee and $50,000 annual Board Chair fee.

[3]   Mr. Burgess, Mr. Calderoni, Mr. Cannon, Mr. Daley and Ms. Desmond each deferred all cash fees pursuant to Adobe's Deferred Compensation Plan. For more information on this plan, see "Deferred Compensation Plan" below.

(4)   On April 11, 2014, each non-employee director then sitting on the Board received an RSU grant per the terms of the Board's 2014 Non-Employee Director Compensation Policy, as described below. Mr. Burgess and Mr. Daley elected to defer their 2014 RSU grants pursuant to Adobe's Deferred Compensation Plan. For more information on this plan, see "Deferred Compensation Plan" below.

(5)   These amounts do not reflect the actual economic value realized by the director for these awards. In accordance with SEC rules, this column reflects the grant date fair value of 3,986 RSUs for each director at a price of $60.50 per share as of April 11, 2014, disregarding estimates of forfeitures related to service-based vesting conditions.

(6)   At 2014 fiscal year end, each non-employee director held the following aggregate number of unvested RSUs:

Name	Aggregate Shares Subject to Unvested RSUs (#)
Dr. Geschke	3,986
Dr. Warnock	3,986
Ms. Banse	3,986
Mr. Barlow	10,739
Mr. Barnholt	3,986
Mr. Burgess	3,986
Mr. Calderoni	3,986
Mr. Cannon	3,986
Mr. Daley	3,986
Ms. Desmond	3,986
Mr. Rosensweig	3,986
Dr. Sedgewick	3,986

(7)   At 2014 fiscal year end, each non-employee director held the following stock options, including vested and unvested options, to purchase the following aggregate number of shares of our common stock:

Name	Aggregate Shares Subject to Outstanding Options (#)
Dr. Geschke	166,185
Dr. Warnock	141,858
Ms. Banse	—
Mr. Barlow	—
Mr. Barnholt	50,000
Mr. Burgess	50,000
Mr. Calderoni	—
Mr. Cannon	50,000
Mr. Daley	69,116
Ms. Desmond	—
Mr. Rosensweig	—
Dr. Sedgewick	112,218

Compensation Philosophy

The general philosophy of our Board is that compensation for non-employee directors should be a mix of cash and equity-based compensation to reward directors for a year of service in fulfilling their oversight responsibilities. Adobe does not compensate its management director (our Chief Executive Officer) for Board service in addition to his regular employee compensation. Each year, the Executive Compensation Committee evaluates the appropriate level and form of compensation for non-employee directors and recommends changes, if any, to the Board. The Executive Compensation Committee considers advice from Compensia, when appropriate. Our Board reviews the Executive Compensation Committee's recommendations and then determines the amount of director compensation.

Fees Earned or Paid in Cash

In fiscal year 2014, each non-employee director received an annual retainer of $60,000 (and in addition, each Chairman of the Board received a Board Chair fee of $50,000) plus committee fees for each committee on which he or she served, as follows:

Committee	Chair ($)	Members ($)
Audit	40,000	20,000
Executive Compensation	30,000	15,000
Nominating and Governance	15,000	7,500

Our Board elected to retain the same levels of cash compensation for fiscal year 2015.

Equity Awards

Our Board approved a fiscal year 2014 Non-Employee Director Compensation Policy, effective November 30, 2013, which included equity award grants to non-employee directors as follows:

• an initial grant of RSUs in an amount valued (based on the estimated value on the grant date) at $450,000 that is converted into a number of RSUs based on the average closing market price over the 30 calendar days ending the day prior to the grant date. The award vests 50% each year on the anniversary of the grant date over a two-year period. Directors receiving an initial grant will not be eligible to receive an annual grant until the second annual meeting of stockholders after joining the Board; directors who first join our Board upon being elected at an annual meeting of stockholders will receive the initial award and will also receive an annual award at the next annual meeting; and

• an annual grant of RSUs, which vests 100% on the day immediately preceding our next annual meeting of stockholders. The annual award is valued at $260,000 (based on the estimated value on the date of grant), and is converted into a number of RSUs based on the average closing market price over the 30 calendar days ending the day prior to the grant date.

The Board eliminated the choice of stock options under our fiscal year 2014 Non-Employee Director Compensation Policy. Accordingly, we anticipate that all equity awards granted to our non-employee directors for future years will be RSUs. In addition, for fiscal year 2015 the Board updated the director compensation policy to eliminate the initial RSU grant valued at $450,000; instead, new directors will receive a pro-rated annual grant of RSUs. Specifically, for fiscal year 2015, new directors will receive an initial grant of RSUs valued at $260,000 (based on the estimated value of the date of grant), pro-rated based on the number of calendar days remaining until the next annual meeting of stockholders (or, if the next meeting is not yet scheduled, the one-year anniversary of the prior annual meeting of stockholders).

Non-employee directors may only exercise stock options once they vest. Stock options are generally exercisable until not later than three months after termination of director status (except in the case of termination due to death or disability), but that period is extended for non-employee directors with at least four years of Board service to Adobe, to one year following termination of director status or the expiration date of the stock option, if earlier. If a non-employee director's service terminates due to death or disability, the director will be given credit for an additional 12 months of service for the vesting of both stock options and RSUs, and stock options will remain exercisable for one year following the termination or until the expiration of the stock option, if earlier.

In the event of a change of control, any unvested portion of a non-employee director option shall become fully vested and exercisable as of immediately prior to the transaction resulting in a change of control, subject to the consummation of the change of control. If the stock option is not assumed or substituted by the acquiring company, it will terminate to the extent it is not exercised on or before the date of such a transaction. Any unvested portion of RSUs will become vested in full immediately prior to the effective date of a change of control.

Deferred Compensation Plan

Our Deferred Compensation Plan allows non-employee directors to defer from 5% up to 100% of their cash compensation, which amounts are deemed invested in the investment funds selected by the director from the same fund options as generally available in Adobe's 401(k) Plan (other than the individual direct brokerage account and Retirement Savings Trust). Participants may also contribute 100% per vesting tranche of their RSU awards. Deferred Compensation Plan participants must elect irrevocably to receive the deferred funds on a specified date at least three years in the future in the form of a lump sum or annual installments subject to the terms of the plan. Mr. Burgess, Mr. Calderoni, Mr. Cannon, Mr. Daley and Ms. Desmond participated in the Deferred Compensation Plan with respect to 100% of their respective retainers and committee fees for their services in fiscal year 2014. Mr. Burgess and Mr. Daley elected to defer 100% of their RSU awards granted in 2014. See "Executive Compensation—Nonqualified Deferred Compensation" in this proxy statement for more information regarding our Deferred Compensation Plan.

Expenses

We reimburse our directors for their travel and related expenses in connection with attending Board and committee meetings, as well as costs and expenses incurred in attending director education programs and other Adobe-related seminars and conferences.

Other Benefits

Non-employee directors are offered an opportunity to purchase certain Adobe health, dental, and vision insurance while serving as a Board member. Participating directors pay 100% of their own insurance premiums.

Stock Ownership Guidelines

We have adopted stock ownership guidelines for members of our Board. Under these guidelines, each non-employee director should hold 50% of the net shares acquired from Adobe until the total number of shares held by such non-employee director equals or exceeds 6,000 shares. Once achieved, this 6,000 share guideline should be maintained going forward. Shares that count toward the minimum share ownership include shares owned outright or beneficially owned, vested restricted stock, vested RSUs, and shares issued upon the exercise of vested options, as well as vested performance shares or performance units, as applicable, including such shares that have been deferred into our Deferred Compensation Plan. As of November 28, 2014, each of our non-employee directors was in compliance with these guidelines.

COMPENSATION COMMITTEE INTERLOCKS
AND INSIDER PARTICIPATION

The members of our Executive Compensation Committee for fiscal year 2014 were Ms. Banse, Mr. Barlow, Mr. Barnholt, Mr. Rosensweig and Dr. Sedgewick. There are no members of our Executive Compensation Committee who were officers or employees of Adobe or any of our subsidiaries during fiscal year 2014. No members were formerly officers of Adobe or had any relationship otherwise requiring disclosure hereunder. During fiscal year 2014, no interlocking relationships existed between any of our executive officers or members of our Board or Executive Compensation Committee, on the one hand, and the executive officers or members of the board of directors or compensation committee of any other entity, on the other hand.

TRANSACTIONS WITH RELATED PERSONS

Review, Approval or Ratification of Transactions with Related Persons

Adobe's Code of Business Conduct requires that all employees and directors avoid conflicts of interests that interfere with the performance of their duties or are not in the best interests of Adobe.

In addition, pursuant to its written charter, the Nominating and Governance Committee considers and approves or disapproves any related person transaction as defined under Item 404 of Regulation S-K promulgated by the SEC, after examining each such transaction for potential conflicts of interest and other improprieties. The Nominating and Governance Committee has not adopted any specific written procedures for conducting such reviews and considers each transaction in light of the specific facts and circumstances presented.

Transactions with Related Persons

Since the beginning of fiscal year 2014, there have not been any transactions, nor are there any currently proposed transactions, in which Adobe was or is to be a participant, where the amount involved exceeded $120,000, and any related person had or will have a material direct or indirect interest. As is the case with most multinational corporations, from time to time in the ordinary course of business we engage in arms-length transactions with companies in which members of the Board or our executive team have professional relationships.

PROPOSAL 1
ELECTION OF DIRECTORS

We currently have thirteen members of our Board, all of whose terms will expire at the 2015 Annual Meeting. Stockholders will vote for the thirteen nominees listed above in the section captioned "Board of Directors and Corporate Governance—Our Board of Directors" to serve until our 2016 Annual Meeting of Stockholders and until such director's successor has been elected and qualified, or until such director's death, resignation or removal. Under the terms of our Restated Certificate of Incorporation, all directors of Adobe are elected to one-year terms and stand for election annually.

Each of the nominees is currently a director of Adobe and has previously been elected by our stockholders. There are no family relationships among our directors or executive officers. If any nominee is unable or declines to serve as a director, the Board may designate another nominee to fill the vacancy and the proxy will be voted for that nominee.

Vote Required and Board Recommendation

Our Bylaws require that each director be elected by the majority of votes cast with respect to such director in uncontested elections. Any nominee for director, in an uncontested election, who receives a greater number of votes "AGAINST" his or her election than votes "FOR" such election shall promptly tender his or her resignation to the Board, and the Board, after taking into consideration the recommendation of the Nominating and Governance Committee of the Board, will determine whether or not to accept the director's resignation. The election of directors pursuant to this Proposal is an uncontested election, and, therefore, the majority vote standard will apply. Abstentions and broker non-votes will not have any effect on the outcome of this Proposal. In tabulating the voting results for the election of directors, only "FOR" and "AGAINST" votes are counted.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" ALL NOMINEES

PROPOSAL 2
APPROVAL OF AN AMENDMENT TO THE
ADOBE SYSTEMS INCORPORATED 2003 EQUITY INCENTIVE PLAN

At the annual meeting, our stockholders will be asked to approve an amendment to the Adobe Systems Incorporated 2003 Equity Incentive Plan (the "2003 Plan") to increase the number of shares reserved for issuance by 10 million shares of our common stock.

Our Board believes that the 2003 Plan is a vital component of our employee compensation programs, since it allows us the ability to compensate our employees, consultants and non-employee directors whose contributions are important to our success, by offering them the opportunity to participate in our future performance, while at the same time providing an incentive to build long-term stockholder value. We operate in a competitive market and new hire grants are essential in helping us attract talented individuals. Likewise, annual grants are essential in helping us retain and motivate our most valuable employees. Both new hire grants and annual grants help keep employees' interests aligned with the interests of our stockholders. In February 2015, the Executive Compensation Committee, under authority delegated by the Board, approved the increase to the available share reserve for the reasons discussed below, subject to approval by our stockholders. Our Board and management, therefore, recommend that stockholders approve the amendment to our 2003 Plan. If our stockholders do not approve the amendment to the 2003 Plan, it will remain in effect with its current terms and conditions and the number of shares reserved for issuance will not increase.

2003 Plan Share Reserve

As of January 30, 2015, an aggregate of 38,762,689 shares of our common stock remained available for future grants under our 2003 Plan. The Board believes that this share reserve amount is insufficient to meet the future incentive needs of the company.

Adobe has maintained a fairly consistent value-based equity strategy for the past several years as it transitioned its business model. We are nearing completion of the transition and currently expect both revenue and headcount growth. We continue to assess our equity strategy so that we can continue to maintain an effective incentive compensation program for Adobe in light of this anticipated growth, remain competitive for talent in the company's market and support inorganic growth via acquisitions, when appropriate. We will continue to manage dilution, as discussed below, and expense as we consider both our current equity strategy and whether it is reasonable and appropriate to make changes.

Adobe is committed to effectively managing its employee equity compensation programs in light of potential stockholder dilution. For this reason, in administering our equity compensation program, we consider both our "burn rate" and our "overhang" in evaluating the impact of the program on our stockholders. We define "burn rate" as the number of equity awards granted during the year, divided by the number of shares of common stock outstanding. The burn rate measures the potential dilutive effect of our equity grants. We define "total overhang" as the stock options outstanding but not exercised and outstanding full value awards (which include restricted stock units and similar awards), plus equity awards available to be granted (the "available equity award shares"), divided by the total shares of common stock outstanding. The overhang measures the potential dilutive effect of outstanding equity awards plus shares available for grant in our 2003 Plan.

We endeavor to ensure that our burn rate and overhang approximate the average rates of our peer group, and that they are within the limits recommended by certain independent stockholder advisory groups. We calculate a burn rate (without excluding forfeited or canceled awards) of 1.8% for fiscal year 2014 using a fungible ratio of 1.77 for each share subject to a full value award (a "full value share"); from time to time, the Board also calculates the burn rate using other ratios as we evaluate our burn rate in comparison to our peers and industry standards. We currently estimate our burn rate for our fiscal year 2015 to be below the 10th percentile and total overhang to be below the 50th percentile when compared to our peer group and using a fungible ratio of 2.5 for each full value share subject to an award. In addition, our average burn rate for fiscal years 2011 through 2013 was reasonable in relation to companies in our industry and within the guidelines recommended by certain independent stockholder advisory groups. It is our current intention to continue to limit burn rate and total overhang to a level consistent with our range of historical usage. Additionally, purchases under our share repurchase program (as described in our Annual Report on Form 10-K) have enabled us to mitigate the dilutive effect of past awards under our equity plans.

Accordingly, the Board believes that the request for an additional 10 million shares is reasonable and necessary to allow us to replenish our share usage from the previous fiscal year, to continue our current granting practices in the future and to be able to respond to growth (both organic and inorganic), market competition and potential price fluctuations.

The closing market price of our common stock on January 30, 2015 was $70.13.

Our Other Equity Plans

Our 2003 Plan is the primary equity plan we use to grant equity awards. We also maintain a 2005 Equity Incentive Assumption Plan (the "Assumption Plan"), which originally consisted of five separate share reserves, of which three have expired and the remaining two will expire in June 2015 (Reserve D) and March 2016 (Reserve C), respectively. As of January 30, 2015, we had only 12,958 shares available in the Assumption Plan and the number of shares that could reasonably be expected to revert back into the remaining two reserves under the Assumption Plan prior to their expiration is minimal. The Executive Compensation Committee, as administrator of the Assumption Plan, has determined that in light of the small number of shares and potential shares remaining, it is reasonable to discontinue use of Reserves C and D to alleviate the burden and cost of administering the Assumption Plan. Accordingly, on February 10, 2015, the Executive Compensation Committee approved the retirement of Reserves C and D. The Assumption Plan will remain outstanding to govern the awards issued and outstanding thereunder, but no additional shares will be granted from Reserves C and D. Additional information regarding our Assumption Plan and its various reserves can be found in "Equity Compensation Plan Information" below.

As of January 30, 2015, under our two equity incentive plans described above and equity plans and other grants assumed as the result of acquisitions, we had an aggregate of 2,603,219 outstanding stock options, with a weighted average exercise price of $28.33 and a weighted average remaining term of 3.28 years, as well as 13,207,619 outstanding full value awards. The burn rate and overhang figures included above take into account equity awards granted and available for grant under both this plan and the 2003 Plan.

Vote Required and Board Recommendation

Stockholders are requested to approve the adoption of an amendment to our 2003 Plan to increase the number of shares reserved for issuance by 10 million shares of common stock. The 2003 Plan, as amended to give effect to the amendment described in this Proposal 2, is attached to this proxy statement as *Annex A*. Other than the increase in the number of shares reserved, our 2003 Plan has not been amended in any material way since our stockholders last approved the 2003 Plan at our 2014 Annual Meeting of Stockholders.

We firmly believe that the approval of the amendment to the 2003 Plan to increase the share reserve is essential to continue to grow our business. The Board believes that equity awards in meaningful amounts motivate high levels of performance, align the interests of our employees and stockholders by giving employees the perspective of an owner with an equity stake in the company, and provide an effective means of recognizing employee contributions to the success of the company. The Board believes that equity awards are a competitive necessity in the environment in which we operate, and are essential to our continued success at recruiting and retaining the highly qualified technical and other key personnel who help the company meet its goals, as well as rewarding and encouraging current employees. The Board believes that the ability to continue to grant meaningful equity awards will be important to our future success.

Approval of the amendment to the 2003 Plan requires the affirmative vote of the holders of a majority of the votes cast in person or by proxy and entitled to vote at the meeting. Abstentions and broker non-votes will not have any effect on the outcome of this proposal. Our executive officers and members of the Board have a financial interest in this proposal because they are eligible to receive awards under the 2003 Plan.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" THIS PROPOSAL

Summary of the 2003 Plan

The following paragraphs provide a summary of the principal features of the 2003 Plan currently in effect. This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the 2003 Plan, as amended to give effect to this Proposal 2, a copy of which has been filed with the SEC with this proxy statement as *Annex A*. For purposes of this Summary of the 2003 Plan, the term "Committee" refers to Executive Compensation Committee, unless the context or applicable law requires otherwise.

History. Our 2003 Plan was originally adopted by our Board in January 2003 and approved by our stockholders in April 2003 as a successor plan to our 1994 Stock Option Plan and our 1999 Equity Incentive Plan. On April 9, 2008, our stockholders approved the expansion of the eligible class of participants under the 2003 Plan to include non-employee directors, and our 2003 Plan became a successor plan to the 1996 Outside Directors Stock Option Plan. Since 2003, our Board, or a committee thereof, with stockholder approval as required, has amended the terms and conditions of our 2003 Plan from time to time. Our 2003 Plan was last amended, and approved by our stockholders at our 2014 Annual Meeting of Stockholders, in April 2014.

Purpose. Our 2003 Plan advances the interests of Adobe and our stockholders by providing equity-based incentives that are necessary in today's competitive labor market to attract, motivate, reward and retain employees, consultants, directors and other advisors upon whose judgment and contributions we depend for our success. The 2003 Plan allows us to achieve these purposes by providing for grants of stock options, stock appreciation rights, stock purchase rights, stock bonuses, restricted stock units ("RSUs"), performance shares and performance units.

Eligibility. We may grant awards to employees (including executive officers) and consultants of Adobe, our subsidiary corporations or other affiliated entities of Adobe, and members of our Board. Pursuant to applicable tax law, we may grant incentive stock options only to employees; however, we may grant all other awards to any eligible participant. As of January 30, 2015, we had a total of 12,698 employees and consultants and 12 non-employee directors who would be eligible to be granted awards from the 2003 Plan.

Shares Subject to the 2003 Plan. We are proposing an increase in the available share reserve under the 2003 Plan by 10 million shares of our common stock. If this increase is not approved, we may not have enough shares available to reliably sustain our equity grant programs in the future. As of January 30, 2015, awards covering 13,249,780 shares were outstanding under the existing share reserve, and 38,762,689 shares remained available for future awards under the existing share reserve. If our stockholders approve the 2003 Plan as amended to increase the share reserve, then the maximum aggregate number of shares that may be issued under the 2003 Plan will be increased from 255,999,620 to 265,999,620.

Multiples for Determining the Number of Shares Available for Grant. The share reserve for the 2003 Plan is reduced:

- by one share for each share granted pursuant to stock options or stock appreciation rights awarded at any time under the 2003 Plan;

- by 1.77 shares for each share granted pursuant to all awards other than stock options or stock appreciation rights awarded under the 2003 Plan on or after April 1, 2009;

- by 2.4 shares for each share granted pursuant to all awards other than stock options or stock appreciation rights awarded under the 2003 Plan from April 10, 2008 through March 31, 2009;

- by 2.1 shares for each share granted pursuant to all awards other than stock options or stock appreciation rights awarded under the 2003 Plan from April 5, 2007 through April 9, 2008; and

- by one share for each share granted pursuant to all awards granted under the 2003 Plan prior to April 5, 2007.

If any award granted under the 2003 Plan expires, lapses or otherwise terminates for any reason without having been exercised or settled in full, or if shares subject to forfeiture or repurchase upon failure to vest at termination are forfeited or repurchased, such shares will again become available for issuance under the 2003 Plan in proportion to the number of shares by which the reserve was originally reduced at the time of grant or issuance. Shares will not be treated as having been issued under the 2003 Plan, and will therefore not reduce the number of shares available for grant, to the extent an award is settled in cash (other than cash settled stock appreciation rights). Shares will be treated as having been issued under the 2003 Plan to the extent such shares are withheld in satisfaction of tax withholding obligations or the payment of the award's exercise or purchase price. Upon exercise of stock appreciation rights or net exercise of options, the gross number of shares exercised will be treated as having been issued under the 2003 Plan. Shares issued under the 2003 Plan may be authorized but unissued or reacquired shares of Adobe common stock or any combination thereof.

Share Adjustments for Changes in Capital Structure. Appropriate adjustments will be made to the number and class of shares reserved under the 2003 Plan, the other numerical limits described in the 2003 Plan and the number of shares and exercise or purchase price of outstanding awards granted under the 2003 Plan, in the event of any change in our common stock through a stock split, stock dividend, merger, reorganization, or similar change in Adobe's capital structure, or in the event of a dividend or distribution to our stockholders in a form other than Adobe common stock (excepting normal cash dividends) that has a material effect on the fair market value of shares of Adobe common stock.

Award Types. The 2003 Plan authorizes the award of stock options, stock appreciation rights, stock bonuses, stock purchase rights, RSUs, performance shares and performance units.

Administration. The 2003 Plan is administered by the Board and the Committee (the "Plan Administrator"). The Board authorizes grants of awards to its directors pursuant to the terms of the 2003 Plan. The Committee, which consists entirely of "non-employee directors" within the meaning of Rule 16b-3 under the Exchange Act and "outside directors" for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), is authorized to grant all types of awards to employees, executive officers and consultants. Subject to the provisions of the 2003 Plan and the authority delegated to it by the Board, the Committee determines, in its discretion, the persons to whom and the times at which awards are granted, the types and sizes of such awards, and all of their terms and conditions. The Plan Administrator interprets the 2003 Plan and may also establish rules and policies for administration of the 2003 Plan. The Plan Administrator has the power and authority to make all determinations and take any actions with respect to the 2003 Plan and awards granted under the 2003 Plan that the Plan Administrator deems advisable and otherwise not inconsistent with the 2003 Plan terms or applicable law.

In addition, the Board has appointed to the Management Committee for Employee Equity Awards, which currently consists of our Chief Executive Officer and our Senior Vice President, People and Places, the authority to grant RSUs to eligible employees who are not executive officers, directors or consultants in accordance with granting guidelines, vesting schedules and share limits approved by the Committee. The Board has also appointed to the Acquired Company & Retention Equity Awards Committee, consisting of the Chief Executive Officer, in his capacity as a member of the Board, the authority to approve the assumption of outstanding awards in an acquisition and the granting of awards to employees of the acquired company who continue as non-executive officers.

Stock Options. The Plan Administrator may grant stock options under the 2003 Plan. The exercise price of each stock option may not be less than the fair market value of a share of our common stock on the date of grant (except in connection with the assumption or substitution for another stock option in a manner qualifying under Sections 409A and 424(a) of the Code). In addition, any incentive stock option granted to a person who at the time of grant owns stock possessing more than 10% of the total combined voting power of all classes of our stock or any subsidiary corporation of Adobe (a "Ten Percent Stockholder") must have an exercise price equal to at least 110% of the fair market value of a share of our common stock on the date of grant.

The Plan Administrator may permit payment of the exercise price of an option in such form of consideration as approved by the Plan Administrator to the extent permitted by applicable law. No shares may be delivered under a stock option upon exercise unless the optionee has made adequate provision for federal, state, local and foreign taxes, if any, relating to the exercise of the stock option, including, if permitted or required by us, through the optionee's surrender of a portion of the stock option shares to Adobe.

Stock options become vested and exercisable at such times or upon such events and subject to such terms, conditions, performance criteria or restrictions as specified by the Plan Administrator. Stock options granted under the 2003 Plan will expire not later than seven years from the date of grant and in no event will the term of an incentive stock option granted to a Ten Percent Stockholder exceed five years. Subject to appropriate adjustment in the event of a change in our capital structure, we may not grant to any one employee in any fiscal year stock options which, together with Freestanding SARs (as defined below) granted that year, cover more than 4,000,000 shares in the aggregate.

At the outset of our 2012 fiscal year, after weighing a variety of factors (including employee retention, recruitment, feedback from our stockholders and stockholder advisory firms), the Committee determined to discontinue the granting of stock options to our employees as part of our equity program.

Stock Appreciation Rights. The Plan Administrator may grant stock appreciation rights either in tandem with a related stock option (a "Tandem SAR") or independently of any stock option (a "Freestanding SAR"). A Tandem SAR requires the stock option holder to elect either the exercise of the underlying stock option for shares of common stock which will result in the surrender of the related Tandem SAR, or the exercise of the Tandem SAR which will result in the surrender of the related stock option. A Tandem SAR is exercisable only at the time and only to the extent that the related stock option is exercisable, while a Freestanding SAR is exercisable at such times or upon such events and subject to such terms, conditions, performance criteria or restrictions as specified by the Plan Administrator, provided that a Freestanding SAR will expire not later than eight years from the date of grant. The exercise price of a stock appreciation right may not be less than the fair market value of a share of our common stock on the date of grant. Subject to appropriate adjustment in the event of any change in our capital structure, we may not grant to any one employee in any fiscal year Freestanding SARs which, together with any stock options granted that year, cover in the aggregate more than 4,000,000 shares.

Upon the exercise of a stock appreciation right, the participant is entitled to receive an amount equal to the excess of the fair market value of the underlying shares of common stock as to which the right is exercised over the aggregate exercise price for such shares. At the Plan Administrator's discretion, we may pay this stock price appreciation in cash, in shares of common stock whose fair market value on the exercise date equals the payment amount, or a combination of both. Payment generally is made in a lump sum as soon as possible following exercise.

Repricing Prohibition. Repricing a stock option or a stock appreciation right is prohibited without prior stockholder approval.

Stock Awards. Stock awards may be granted under the 2003 Plan in the form of a stock bonus, a stock purchase right or an RSU. No monetary payment is required for receipt of shares pursuant to a stock bonus, except that the participant must furnish consideration in the form of cash or past services rendered having a value not less than the par value of the shares acquired, to the extent required by law. The purchase price for shares issuable under each stock purchase right (and, if applicable, each RSU) will be established by the Plan Administrator in its discretion and may be paid in cash, by check, in cash equivalent, by such other lawful consideration as approved by the Plan Administrator, or any combination thereof.

Stock awards may be granted by the Plan Administrator subject to such restrictions for such periods as determined by the Plan Administrator and set forth in a written agreement between Adobe and the participant, and neither the award nor the shares acquired pursuant to the award may be sold or otherwise transferred or pledged until the restrictions lapse or are terminated. Restrictions may lapse in full or in installments on the basis of the participant's continued service or other factors, such as the attainment of one or more performance goals established by the Plan Administrator (see discussion of permitted performance goals under "Performance Factors" below).

Unless determined otherwise by the Plan Administrator, a participant generally will have all the rights of a stockholder including voting rights and right to receive dividends with respect to shares underlying a stock purchase right or stock bonus award. The Plan Administrator may grant dividend equivalent rights with respect to restricted stock units. Subject to appropriate adjustment in the event of any change in our capital structure, the 2003 Plan limits the granting of stock awards intended to be "performance-based compensation" under Section 162(m) of the Code in any fiscal year to any one employee to 1.5 million shares in the aggregate.

Performance Awards. The Plan Administrator may grant performance shares and performance units ("performance awards") subject to such conditions and the attainment of such performance goals over such periods as the Plan Administrator determines. Performance shares and performance units are unfunded bookkeeping entries generally having initial values equal to the fair market value determined on the grant date of one share of common stock and $100 per unit, respectively. Performance awards will specify a predetermined amount of performance shares or performance units that may be earned by the participant to the extent that one or more predetermined performance goals are attained within a predetermined performance period. We may settle performance awards to the extent earned in cash, shares of our common stock (including shares of restricted stock) or a combination of both. The Plan Administrator may grant dividend equivalent rights with respect to performance shares for cash dividends, which may be paid to the participant in the form of cash, shares of common stock or a combination of both.

Subject to appropriate adjustment in the event of any change in our capital structure, the 2003 Plan limits the granting of performance shares intended to be "performance-based compensation" under Section 162(m) of the Code to any one employee to the number that could result in the employee receiving more than 1.5 million shares in the aggregate during any fiscal year, or performance units intending to qualify as "performance-based compensation" under Section 162

(m) of the Code to any one employee to the number that could result in the employee receiving more than $2,500,000 during any fiscal year of the company.

Performance Factors. Awards may, but need not, be intended to qualify as "performance-based compensation" under Section 162(m) of the Code. If an award is intended to so qualify, the Committee will establish one or more performance goals applicable to the award, in each case prior to the beginning of the applicable performance period or such later date as permitted under applicable law (such as Section 162(m) of the Code if deductibility under Section 162(m) is desired with respect to a specific award). Generally, performance goals will be based on the achievement of company-wide, divisional or individual goals or any other basis determined by the Committee in its discretion. However, in order to qualify as "performance-based compensation" under Section 162(m) of the Code, the Committee must base performance goals on one or more of the following measures: growth in revenue or product revenue; recurring revenue; annualized recurring revenue; growth in the market price of Adobe's common stock; operating margin; margin, including gross margin; operating income; operating income after taxes; operating profit or net operating profit; pre-tax profit; earnings before interest, taxes and depreciation; earnings before interest, taxes, depreciation and amortization; income, before or after taxes (including net income); total return on shares of stock or total stockholder return; earnings, including but not limited to earnings per share and net earnings; return on stockholder equity or average stockholders' equity; return on net assets; return on assets, investment or capital employed; expenses; cost reduction goals; return on capital; economic value added; market share; operating cash flow; cash flow, as indicated by book earnings before interest, taxes, depreciation and amortization; cash flow per share; improvement in or attainment of working capital levels; debt reduction; debt levels; capital expenditures; sales or revenue targets, including product or product family targets; bookings; billings; workforce diversity; customer satisfaction; implementation or completion of projects or processes; improvement in or attainment of working capital levels; and stockholders' equity.

Following completion of the applicable performance period, the Plan Administrator will determine the extent to which the applicable performance goals have been attained and the resulting value to be paid to the participant. The Plan Administrator may otherwise make positive or negative adjustments to performance award payments to participants to reflect the participant's individual job performance or other factors determined by the Plan Administrator; however, if the award is intended to qualify as "performance-based compensation" under Section 162(m) of the Code, the Committee retains the discretion to eliminate or reduce, but not increase, the amount that would otherwise be payable on the basis of the performance goals attained and to determine the actual award to be awarded to a participant upon termination of employment with the company.

Award Limits. Award limits in previous fiscal years will not count toward award limits in subsequent years, even if awards settle in future years, and more than one award of the same type can be granted in a fiscal year, as long as the aggregate number of shares of common stock granted pursuant to all awards of that type (and that are intended to qualify as "performance-based compensation" under Section 162(m) of the Code) do not exceed the fiscal year limit applicable to that award type.

Clawback/Recovery. Any award granted under the 2003 Plan is subject to recovery pursuant to any clawback requirements that the Plan Administrator sets forth in the award agreement and any clawback policy that Adobe otherwise is required to adopt under applicable law.   In addition, awards granted under the 2003 Plan to our executive officers are subject to recovery pursuant to the Clawback Policy adopted by the Board in February 2015.

Change of Control. In the event of a "Change of Control" (as defined in the 2003 Plan), the surviving, continuing, successor or purchasing entity or its parent may, without the consent of any participant, either assume Adobe's rights and obligations under outstanding awards or substitute substantially equivalent equity awards. If the acquiring entity elects not to do so, then all unexercised and unvested portions of all outstanding awards will become immediately exercisable and vested in full. Any awards which are not assumed or replaced in connection with a Change of Control or exercised prior to the Change of Control will terminate effective as of the time of the Change of Control.

Equity awards granted to directors generally provide under the applicable award agreements that the awards will fully accelerate immediately prior to the effective date of a Change of Control, subject to the consummation of the Change of Control.

We have provided, and may provide in the future, additional benefits upon a Change of Control or other similar transactions. For example, our executive officers are either covered by the terms of a separate retention agreement or the 2014 Executive Severance Plan in the Event of a Change of Control, which provide for certain acceleration benefits applicable to equity compensation awards in the event of a Change of Control (see "Compensation Discussion and

Analysis—Severance and Change of Control Compensation" and "Executive Compensation—Change of Control" contained in this proxy statement for more information).

Transferability. Generally, awards under the 2003 Plan may not be transferred except by will or the laws of descent and distribution, and may be exercised during a participant's lifetime only by the participant.

Termination or Amendment. The 2003 Plan will continue in effect until the first to occur of (1) its termination by the Board, or (2) the date on which all shares available for issuance under the 2003 Plan have been issued and all restrictions on such shares under the terms of the 2003 Plan and the agreements evidencing awards granted under the 2003 Plan have lapsed. All incentive stock options must be granted, if at all, within ten years from the earlier of the date the 2003 Plan is adopted, as amended, by the Board (or the Committee) or the date the 2003 Plan is duly approved, as amended, by our stockholders. Therefore, currently no incentive stock option may be granted under the 2003 Plan on or after April 10, 2024, the 10th anniversary of the last amendment to the 2003 Plan approved by our stockholders.

The Plan Administrator may terminate or amend the 2003 Plan at any time, provided that without stockholder approval the 2003 Plan cannot be amended to effect any change that would require stockholder approval under any applicable law, regulation or rule. Further, generally no termination or amendment of the 2003 Plan may adversely affect an outstanding award without the participant's consent, unless such termination or amendment is necessary to comply with applicable law, regulation, or rule.

Summary of Federal Income Tax Consequences

The following summary is intended only as a general guide to the current U.S. federal income tax consequences of participation in the 2003 Plan and does not attempt to describe all possible federal or other tax consequences of such participation or tax consequences based on particular circumstances, and, among other considerations, does not describe state, local, or international tax consequences. Furthermore, the tax consequences are complex and subject to change, and a taxpayer's particular situation may be such that some variation of the described rules is applicable.

Incentive Stock Options. A participant recognizes no taxable ordinary income as a result of the grant or exercise of an incentive stock option qualifying under Section 422 of the Code. However, the exercise of an incentive stock option may increase the participant's alternative minimum tax liability, if any.

If a participant holds stock acquired through the exercise of an incentive stock option for more than two years from the date on which the stock option was granted and more than one year after the date the stock option was exercised for those shares, any gain or loss on a disposition of those shares (a "qualifying disposition") will be a long-term capital gain or loss. Upon such a qualifying disposition, Adobe will not be entitled to any income tax deduction.

Generally, if the participant disposes of the stock before the expiration of either of those holding periods described above (a "disqualifying disposition"), then at the time of such disqualifying disposition the participant will realize taxable ordinary income equal to the lesser of (1) the excess of the stock's fair market value on the date of exercise over the exercise price, or (2) the participant's actual gain, if any, on the purchase and sale. The participant's additional gain or any loss upon the disqualifying disposition will be a capital gain or loss, which will be long term or short term depending on whether the stock was held for more than one year. To the extent the participant recognizes ordinary income by reason of a disqualifying disposition, generally Adobe will be entitled to a corresponding income tax deduction in the tax year in which the disqualifying disposition occurs.

Nonstatutory Stock Options and Stock Appreciation Rights. A participant generally recognizes no taxable ordinary income as a result of the grant of a nonstatutory stock option or stock appreciation right with a per share exercise price equal to not less than the fair market value of a share of the underlying stock on the date of grant. Upon exercise of a nonstatutory stock option or stock appreciation right, the participant generally recognizes ordinary income in the amount equal to the excess of the fair market value of the exercised shares on the date of purchase over the exercise price of such shares. Generally, Adobe will be entitled to an income tax deduction in the taxable year in which such ordinary income is recognized by the participant.

Upon the disposition of stock acquired by the exercise of a nonstatutory stock option, any gain or loss, based on the difference between the sale price and the fair market value on the exercise date, will be taxed as capital gain or loss.

Stock Bonuses and Stock Purchase Rights. A participant acquiring restricted stock generally will recognize ordinary income equal to the difference between the fair market value of the shares on the "determination date" and the participant's purchase price, if any. The "determination date" is the date on which the participant acquires the shares unless they are subject to a substantial risk of forfeiture and are not transferable, in which case the determination date is the earlier of (1) the date on which the shares become transferable, or (2) the date on which the shares are no longer subject to a substantial risk of forfeiture. If the determination date is after the date on which the participant acquires the shares, the participant may elect, pursuant to Section 83(b) of the Code, to have the date of acquisition be the determination date by filing an election with the Internal Revenue Service no later than 30 days after the date the shares are acquired. Upon the sale of shares acquired pursuant to a restricted stock award, any gain or loss, based on the difference between the sale price and the fair market value on the determination date, will be taxed as a capital gain or loss. Such gain or loss will be long term or short term depending on whether the stock was held for more than one year. Adobe generally will be entitled to a corresponding income tax deduction in the taxable year in which ordinary income is recognized by the participant.

Restricted Stock Units. A participant generally recognizes no taxable ordinary income as a result of the grant of an RSU award. In general, the participant will recognize ordinary income in the year in which the shares subject to that award vest and are actually issued to the participant, in an amount equal to the fair market value of the shares on the date of issuance. Adobe generally will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the participant for the taxable year in which such ordinary income is recognized by the participant.

Performance Awards. A participant generally will recognize no income as a result of the grant of a performance share or a performance unit award. Upon the settlement of such awards, participants generally will recognize ordinary income in the year of receipt in an amount equal to the cash received, if any, and the fair market value of any unrestricted shares received. If the participant receives shares of restricted stock, the participant generally will be taxed in the same manner as described above in "Stock Bonuses and Stock Purchase Rights." Upon the sale of any shares received, any gain or loss, based on the difference between the sale price and the fair market value on the "determination date," will be taxed as a capital gain or loss. Adobe generally will be entitled to a deduction equal to the amount of ordinary income recognized by the participant for the taxable year in which such ordinary income is recognized by the participant.

Potential Limitation on Deductions. Section 162(m) of the Code denies a deduction to any publicly held corporation for compensation paid to certain "covered employees" in a taxable year to the extent that compensation to each covered employee exceeds $1 million. However, Adobe can preserve the deductibility of certain compensation in excess of $1 million if the conditions of Section 162(m) are met with respect to those awards. These conditions include such requirements as stockholder approval of the 2003 Plan, setting individual annual limits on award types, and establishing performance criteria that must be met before the award actually will vest or be paid. The 2003 Plan has been designed to permit us to grant certain awards that are intended to qualify as "performance-based compensation" for purposes of satisfying the conditions of Section 162(m), thereby permitting Adobe to receive a federal income tax deduction in connection with such awards. Regardless, it is possible that compensation attributable to awards granted under the 2003 Plan, when combined with all other types of compensation received by a covered employee from Adobe, may cause this limitation to be exceeded in any particular year.

Section 409A. Section 409A of the Code ("Section 409A") provides certain requirements for non-qualified deferred compensation arrangements with respect to an individual's deferral and distribution elections and permissible distribution events. Awards granted under the 2003 Plan with a deferral feature will be subject to the requirements of Section 409A. If an award is subject to and fails to satisfy the requirements of Section 409A, the recipient of that award may recognize ordinary income on the amounts deferred under the award, to the extent vested, which may be prior to when the compensation actually or constructively is received. Also, if an award that is subject to Section 409A fails to comply with Section 409A's provisions, Section 409A imposes an additional 20% federal income tax on compensation recognized as ordinary income, as well as interest on such deferred compensation.

New Plan Benefits

Equity Awards Made in Fiscal Year 2014. We cannot currently determine the benefits or number of shares subject to awards that may be granted in the future to participants under the 2003 Plan because awards under the 2003 Plan are discretionary. The following table sets forth information with respect to equity awards made in fiscal year 2014 under the 2003 Plan in effect to each of (1) the named executive officers identified in the "Executive Compensation—Summary Compensation Table" contained in this proxy statement, (2) all current executive officers as a group, (3) our current non-executive officer directors as a group, and (4) all employees other than executive officers as a group.

2003 Plan Grants During Fiscal Year 2014

Name	Stock Options(#)	Restricted Stock Units (#)	Performance Shares[1]		
			Threshold (% of target)	Target (#)	Maximum (#)
Shantanu Narayen, President and Chief Executive Officer	—	126,550[2]	38%	126,550[3]	253,100[3]
Mark Garrett, Executive Vice President and Chief Financial Officer	—	35,900[2]	38%	35,900[3]	71,800[3]
Matthew Thompson, Executive Vice President, Worldwide Field Operations	—	40,100[2]	38%	40,100[3]	80,200[3]
Bradley Rencher, Senior Vice President and General Manager, Digital Marketing	—	27,450[2]	38%	27,450[3]	54,900[3]
David Wadhwani, Senior Vice President and General Manager, Digital Media	—	31,650[2]	38%	31,650[3]	63,300[3]
Executive Group (11 persons)	—	376,550[2]	38%	368,100[3]	736,200[3]
Non-Executive Director Group (12 persons)	—	47,832[4]	—	—	—
Non-Executive Officer Employee Group (12,629 persons as of fiscal year end)	—	3,425,665[5]	38%	340,450[5]	680,900[5]

_____

[1] Represents the target and maximum (200% of target) number of shares of our common stock that could be earned at the respective performance levels in accordance with the terms of our 2014 Performance Share Program. Performance shares will be earned, if at all, following our 2016 fiscal year end, subject to the achievement of a performance goal and continued service. The actual award of any earned performance shares would fully vest upon the certification by our Executive Compensation Committee of the level of achievement following the three-year anniversary of the vesting commencement date (January 24, 2017).

[2] Granted on January 24, 2014 with a fair market value of $59.09 per share. These RSUs vest 1/3 on each of January 24, 2015, 2016 and 2017, subject to continued service through each applicable date.

[3] Granted on January 24, 2014. The closing price of Adobe's common stock on that day was $59.09 per share. The performance and vesting schedule is described above in footnote 1.

[4] Granted pursuant to the terms of our 2014 Non-Employee Director Compensation Policy. Fair market value of $60.50 per share. For additional information regarding equity awards made pursuant to our Non-Employee Director Compensation Policy, see "Director Compensation" in this proxy statement.

[5] These equity awards represent various new hire, annual, promotion and retention grants awarded during fiscal year 2014 with a weighted average value, based on the price of Adobe common stock at the time of grant, of $59.18 and $60.44 per share for performance shares and RSUs, respectively. For additional information regarding the terms and conditions of our equity awards, including standard vesting provisions, see "Summary of the 2003 Plan" above.

Equity Awards Made in Fiscal Year 2015 and Future Equity Awards. Although we cannot currently determine the benefits or number of shares subject to awards that may be granted during the remainder of the 2015 fiscal year to participants under the 2003 Plan, we did award our annual equity grants for fiscal year 2015 on January 26, 2015 to our employees, including our executive officers, under the 2003 Plan. The largest portion of our grants under the 2003 Plan are typically made during this annual January grant process, and if the proposed increase in the share limit for the 2003 Plan had been in effect in January 2015, we believe that the awards granted to our executive officers and employees would not have been different. We also issued certain promotion and new hire grants in fiscal year 2015 through January 26, 2015. In addition, pursuant to the terms of our current Non-Employee Director Compensation Policy, our eligible directors will each receive, on the first business day after the 2015 Annual Meeting, an annual grant of RSUs, which will vest 100% on the day immediately preceding our next annual meeting of stockholders. The annual grant is valued at $260,000 (on the date of grant) and is converted into RSUs as described in "Director Compensation—Equity Awards" in this proxy statement. The following table sets forth information with respect to grants made in fiscal year 2015 through January 26, 2015 under the 2003 Plan to each of (1) the named executive officers identified in the "Executive Compensation—Summary Compensation Table" contained in this proxy statement, (2) all current executive officers as a group, and (3) all current employees, other than executive officers, as a group. It also includes the dollar value of the anticipated awards to be made to our non-executive officer directors on the first business day after the scheduled date of the 2015 Annual Meeting.

2003 Plan Grants During Fiscal Year 2015

| Name | Restricted Stock Units (#) | Performance Shares[1] | | | Non-Executive Director Award Dollar Value ($) |
		Threshold (% of target)	Target (#)	Maximum (#)	
Shantanu Narayen, President and Chief Executive Officer	113,500[2]	38%	113,500[3]	227,000[3]	—
Mark Garrett, Executive Vice President and Chief Financial Officer	34,400[2]	38%	34,400[3]	68,800[3]	—
Matthew Thompson, Executive Vice President, Worldwide Field Operations	34,400[2]	38%	34,400[3]	68,800[3]	—
Bradley Rencher, Senior Vice President and General Manager, Digital Marketing	25,800[2]	38%	25,800[3]	51,600[3]	—
David Wadhwani, Senior Vice President and General Manager, Digital Media	29,250[2]	38%	29,250[3]	58,500[3]	—
Executive Group (11 persons)	322,400[2]	38%	322,400[3]	644,800[3]	—
Non-Executive Director Group (12 persons)	—	—	—	—	3,120,000[4]
Non-Executive Officer Employee Group (12,698 persons as of January 30, 2015)	2,437,095[5]	38%	306,900[3]	613,800[3]	—

_____

[1]   Represents the target and maximum (200% of target) number of shares of our common stock that may be earned by our employees under the 2003 Plan in accordance with the terms of our 2015 Performance Share Program. Performance shares will be earned, if at all, following our 2017 fiscal year end, subject to the achievement of a performance goal and continued service. The actual award of any earned performance shares would fully vest upon the certification by our Executive Compensation Committee of the level of achievement following the three-year anniversary of the vesting commencement date (January 24, 2018).

[2]   Granted on January 26, 2015 with a fair market value of $72.74 per share. RSUs granted as part of our fiscal year 2015 annual award process vest 1/3 on each of January 24, 2016, 2017 and 2018, subject to continued service through each applicable date.

[3]   Granted on January 26, 2015. The closing price of Adobe's common stock on that day was $72.74 per share. The performance and vesting schedule is described above in footnote 1.

[4]   Represents the aggregate dollar value of anticipated awards to be made to our 12 non-employee directors eligible to receive awards under the 2003 Plan on April 10, 2015 (the first business day after the scheduled date of the 2015 Annual Meeting), pursuant to the terms of our 2015 Non-Employee Director Compensation Policy, based on the valuation method described under "Director Compensation—Equity Awards" in this proxy statement.

[5]   These equity awards represent various new hire, annual, promotion and retention grants awarded during fiscal year 2015 with a weighted average value, based on the price of Adobe common stock at the time of grant, of $72.68 per share for performance shares and RSUs. For additional information regarding the terms and conditions of our equity awards, including standard vesting provisions, see "Summary of the 2003 Plan" above.

PROPOSAL 3
RATIFICATION OF APPOINTMENT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee appointed KPMG LLP as our independent registered public accounting firm for the fiscal year ending on November 27, 2015, and urges you to vote for ratification of KPMG's appointment. KPMG has audited our financial statements since fiscal year 1983. Although we are not required to seek your approval of this appointment, we believe it is good corporate governance to do so. No determination has been made as to what action our Audit Committee would take if you do not ratify the appointment. Even if the appointment is ratified, the Audit Committee retains discretion to appoint a new independent registered public accounting firm if the Audit Committee concludes such a change would be in the best interests of Adobe and its stockholders.

We expect representatives of KPMG to be present at the meeting and available to respond to appropriate questions by stockholders. Additionally, the representatives of KPMG will have the opportunity to make a statement if they so desire.

Vote Required and Board Recommendation

Stockholder ratification of KPMG as our independent registered public accounting firm requires the affirmative vote of the holders of a majority of the votes cast in person or by proxy and entitled to vote at this meeting. Abstentions and broker non-votes will have no effect on the outcome of this Proposal.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" THIS PROPOSAL

PRINCIPAL ACCOUNTING FEES AND SERVICES

During fiscal years 2014 and 2013, we retained KPMG to provide services in the following categories and amounts:

Fee Category	Fiscal 2014	Fiscal 2013
Audit Fees	$ 3,791,807	$ 3,672,651
Audit-Related Fees	$ 273,987	$ 306,986
Tax Fees	$ 789,798	$ 675,749
All Other Fees	$ 180,689	$ 900,290
Total	$ 5,036,281	$ 5,555,676

Audit fees include the audit of Adobe's annual financial statements, review of financial statements included in each of our Quarterly Reports on Form 10-Q, and services that are normally provided by KPMG in connection with statutory and regulatory filings or engagements for those fiscal years.

Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements. This category includes fees primarily related to due diligence in connection with completed acquisitions.

Tax fees consist of fees for professional services for tax compliance, tax advice and tax planning. This category includes fees primarily related to the preparation and review of federal, state and international tax returns and assistance with tax audits.

All other fees include assurance services not related to the audit or review of our financial statements.

Our Audit Committee determined that the rendering of non-audit services by KPMG is compatible with maintaining the independence of KPMG.

AUDIT COMMITTEE PRE-APPROVAL OF SERVICES PERFORMED BY OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

It is the policy of our Audit Committee to pre-approve all audit and permissible non-audit services to be performed by KPMG. Our Audit Committee pre-approves services by authorizing specific projects within the categories outlined above, subject to a budget for each category. Our Audit Committee's charter delegates to a subcommittee when appropriate, or to one or more members of the Audit Committee, the authority to address any requests for pre-approval of services between Audit Committee meetings, and the subcommittee or such member or members must report any pre-approval decisions to our Audit Committee at its next scheduled meeting.

All services related to audit fees, audit-related fees, tax fees and all other fees provided by KPMG during fiscal years 2014 and 2013 were pre-approved by the Audit Committee in accordance with the pre-approval policy described above.

For more information on KPMG, please see "Report of the Audit Committee."

REPORT OF THE AUDIT COMMITTEE[*]

The Audit Committee's role includes the oversight of our financial, accounting and reporting processes; our system of internal accounting and financial controls; our enterprise risk management program; and our compliance with related legal, regulatory and ethical requirements. The Audit Committee oversees the appointment, compensation, engagement, retention, termination and services of our independent registered public accounting firm, including conducting a review of its independence; reviewing and approving the planned scope of our annual audit; overseeing our independent registered public accounting firm's audit work; reviewing and pre-approving any audit and non-audit services that may be performed by it; reviewing with management and our independent registered public accounting firm the adequacy of our internal financial and disclosure controls; reviewing our critical accounting policies and the application of accounting principles; monitoring the rotation of partners of our independent registered public accounting firm on our audit engagement team as required by regulation; reviewing the company's policies and practices with respect to swaps transactions; overseeing Adobe's worldwide investment policy; and overseeing the performance of our internal audit function. The Audit Committee establishes procedures, as required under applicable regulation, for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the submission by employees of concerns regarding questionable accounting or auditing matters. The Audit Committee also oversees the company's initiatives related to cyber-security, including the prevention and response to any cyber-attacks. The Audit Committee's role also includes meeting to review our annual audited financial statements and quarterly financial statements with management and our independent registered public accounting firm. The Audit Committee held 11 meetings during fiscal year 2014.

Each member of the Audit Committee meets the independence criteria prescribed by applicable regulation and the rules of the SEC for audit committee membership and is an "independent director" within the meaning of applicable NASDAQ listing standards. Each Audit Committee member meets NASDAQ's financial sophistication requirements, and the Board has further determined that each of the Audit Committee members are "audit committee financial experts" as such term is defined in Item 407(d) of Regulation S-K promulgated by the SEC. The Audit Committee acts pursuant to a written charter, which complies with the applicable provisions of the Sarbanes-Oxley Act of 2002 and related rules of the SEC and NASDAQ, a copy of which can be found on our website at http://www.adobe.com/investor-relations/governance.html.

The Audit Committee conducts an annual evaluation of the independent registered public accounting firm in connection with the committee's determination of whether to continue to retain KPMG or engage another firm as Adobe's independent external auditor. In the course of these reviews, the committee has considered, among other things:

- KPMG's historical and recent performance, including the results of an internal survey of KPMG's service, quality and professional reputation, utilizing the questionnaire published by the Center for Audit Quality;

- external data relating to audit quality and performance, including recent Public Company Accounting Oversight Board (PCAOB) reports on KPMG and its peer firms;

- the value of KPMG's services in light of the fees charged to Adobe;

- KPMG's tenure as our independent auditor and its familiarity with our global operations and businesses, accounting policies and practices and internal control over financial reporting;

- KPMG's capability and expertise in handling the breadth and complexity of our worldwide operations;

- KPMG's integrity and objectivity; and

- KPMG's independence.

Based on this evaluation, including the factors discussed above, the Audit Committee has concluded that KPMG is independent and believes it is in the best interests of Adobe and its stockholders to retain KPMG to serve as the company's independent registered public accounting firm for fiscal year 2015. Accordingly, the Audit Committee has reappointed KPMG as Adobe's independent external auditor for fiscal year 2015.

We have reviewed and discussed with management and KPMG our audited financial statements. We discussed with KPMG and Adobe's internal auditors the overall scope and plans of their audits. We met with KPMG, with and without management present, to discuss results of its examinations, its evaluation of Adobe's internal controls, and the overall quality of Adobe's financial reporting.

We have reviewed and discussed with KPMG matters required to be discussed pursuant to the Public Company Accounting Oversight Board Auditing Standard No. 16 "Communications with Audit Committees." We have received from KPMG the written disclosures and letter required by the applicable requirements of the Public Company Accounting Oversight Board regarding KPMG's communications with the Audit Committee concerning independence. We have discussed with KPMG matters relating to its independence, including a review of both audit and non-audit fees, and considered the compatibility of non-audit services with KPMG's independence.

Based on the reviews and discussions referred to above and our review of Adobe's audited financial statements for fiscal year 2014, we recommended to the Board that Adobe's audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended November 28, 2014, for filing with the SEC.

Respectfully submitted,

AUDIT COMMITTEE
James E. Daley, Chair
Robert K. Burgess
Frank A. Calderoni
Michael R. Cannon

_____

*   *The material in this report is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference into any filing of Adobe under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.*

PROPOSAL 4
ADVISORY VOTE ON EXECUTIVE COMPENSATION

In accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act and Section 14 of the Exchange Act, Adobe is asking its stockholders to cast a non-binding, advisory vote to approve the fiscal year 2014 compensation of our named executive officers as disclosed in this proxy statement (our "NEOs"). This Proposal, commonly known as "say-on-pay," gives our stockholders the opportunity to express their views on the design and effectiveness of our executive compensation programs.

As described in detail under the heading "Compensation Discussion and Analysis," our executive compensation programs are designed to align the interests of our executive officers with those of our stockholders, as well as attract, motivate, and retain key employees who are critical to our success. Under these programs, our executive officers, including our NEOs, are motivated to achieve specific financial and strategic objectives that are expected to increase stockholder value. Please read the "Compensation Discussion and Analysis" and the accompanying tables and narrative discussion for additional details about our executive compensation programs, including information about the fiscal year 2014 compensation of our NEOs. Biographical information regarding our executive officers is contained in the section titled "Executive Officers" in our 2014 Annual Report on Form 10-K and is incorporated herein by reference.

Advisory Vote and Board Recommendation; Vote Required

We request stockholder approval of the fiscal year 2014 compensation of our NEOs as disclosed in this proxy statement pursuant to the SEC's compensation disclosure rules (which disclosure includes the "Compensation Discussion and Analysis," the compensation tables, and the narrative discussion that accompanies the compensation tables within the Executive Compensation section of this proxy statement). We encourage you to review the Compensation Discussion and Analysis and accompanying compensation tables and narrative discussion elsewhere in this proxy statement for a description and analysis of our principal executive compensation actions and decisions for fiscal year 2014.

This vote is not intended to address any specific element of compensation, but rather the overall compensation of our NEOs and the compensation philosophy, policies, practices and disclosures described in this proxy statement.

Accordingly, we ask that you vote "FOR" the following resolution at this meeting:

"RESOLVED, that the stockholders of Adobe Systems Incorporated approve, on an advisory basis, the compensation of the named executive officers as disclosed in the company's proxy statement for the 2015 Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the 2014 Summary Compensation Table and the accompanying compensation tables and narrative discussion within the Executive Compensation section of this proxy statement."

Approval of the above resolution requires the affirmative vote of the holders of a majority of the votes cast in person or by proxy and entitled to vote at this meeting. Abstentions and broker non-votes will have no effect on the outcome of this Proposal.

As an advisory vote, the outcome of the vote on this Proposal is not binding upon us or our Board. However, our Executive Compensation Committee, which is responsible for designing and administering our executive compensation programs, values the opinions expressed by our stockholders in their vote on this Proposal and will consider the outcome of this vote when making future compensation decisions for our executive officers. We hold such advisory votes on executive compensation each year and will hold another advisory vote at our 2016 Annual Meeting of Stockholders.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" THIS PROPOSAL

HOUSEHOLDING OF PROXY MATERIALS

We have adopted a procedure approved by the SEC known as "householding." This procedure allows multiple stockholders residing at the same address the convenience of receiving a single copy of our Notice, 2014 Annual Report and proxy materials, as applicable, unless we have received contrary instructions from one or more of the stockholders. This allows us to save money by reducing the number of documents we must print and mail, and helps reduce the environmental impact as well.

Householding is available to both registered stockholders and beneficial owners of shares held in street name.

Registered Stockholders

If you are a registered stockholder and have consented to our mailing of proxy materials and other stockholder information to only one account in your household, as identified by you, we will deliver or mail a single copy of our Notice, 2014 Annual Report and proxy materials, as applicable, for all registered stockholders residing at the same address. Your consent will be perpetual unless you revoke it, which you may do at any time by contacting Broadridge Financial Solutions, Inc., either by calling 1-800-542-1061 (toll free), or by writing to Broadridge, Householding Department, 51 Mercedes Way, Edgewood, NY 11717. If you revoke your consent, we will begin sending you individual copies of future mailings of these documents within 30 days after we receive your revocation notice. If you received a householded mailing this year, and you would like to receive additional copies of our Notice, 2014 Annual Report and proxy materials, as applicable, mailed to you, please submit your request to Broadridge who will promptly deliver the requested copies.

Registered stockholders who have not consented to householding will continue to receive copies of our Notice, Annual Reports and proxy materials, as applicable, for each registered stockholder residing at the same address. As a registered stockholder, you may elect to participate in householding and receive only a single copy of annual reports or proxy statements for all registered stockholders residing at the same address by contacting Broadridge as outlined above.

Street Name Holders

Stockholders who hold their shares through a brokerage may elect to participate in householding or revoke their consent to participate in householding by contacting their respective brokers.

ANNUAL REPORT

Accompanying this proxy statement is our Annual Report on Form 10-K for the fiscal year ended November 28, 2014. The 2014 Annual Report contains audited financial statements covering our fiscal years ended November 28, 2014, November 29, 2013 and November 30, 2012. Copies of our Annual Report on Form 10-K for the fiscal year ended November 28, 2014, as filed with the SEC, are available free of charge on our website at www.adobe.com/adbe or you can request a copy free of charge by calling 408-536-4700 or sending an email to adobe@kpcorp.com. Please include your contact information with the request.

IMPORTANT NOTICE REGARDING THE INTERNET AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING TO BE HELD ON APRIL 9, 2015

This proxy statement and our 2014 Annual Report on Form 10-K for the fiscal year ended November 28, 2014, as filed with the SEC, are available at http://materials.proxyvote.com/00724F.

STOCKHOLDER PROPOSALS TO BE PRESENTED AT NEXT ANNUAL MEETING

Stockholder proposals may be included in our proxy statement for an annual meeting so long as they are provided to us on a timely basis and satisfy the other conditions set forth in SEC regulations under Rule 14a-8 regarding the inclusion of stockholder proposals in company-sponsored proxy materials. For a stockholder proposal to be considered for inclusion in our proxy statement for the annual meeting to be held in 2016, we must receive the proposal at our principal executive offices, addressed to the Corporate Secretary, no later than October 30, 2015. In addition, a stockholder proposal that is not intended for inclusion in our proxy statement under Rule 14a-8 may be brought before the 2016 annual meeting so long as we receive information and notice of the proposal in compliance with the requirements set forth in our Bylaws, addressed to the Corporate Secretary at our principal executive offices, not later than December 14, 2015 nor earlier than November 14, 2015 for nominations for election to the Board of Directors and for all other business, not later than October 30, 2015 nor earlier than September 30, 2015.

Michael Dillon
Senior Vice President, General Counsel &
Corporate Secretary

February 27, 2015
San Jose, California

ADOBE SYSTEMS INCORPORATED 2003 EQUITY INCENTIVE PLAN

Amended and Restated as of April 10, 2014

As Amended April [   ], 2015

TABLE OF CONTENTS

1.	Establishment, Purpose and Term of Plan	A-1
1.1	Establishment	A-1
1.2	Purpose	A-1
1.3	Term of Plan	A-1
2.	Definitions and Construction	A-1
2.1	Definitions	A-1
2.2	Construction	A-5
3.	Administration	A-5
3.1	Administration by the Committee	A-5
3.2	Authority of Officers	A-5
3.3	Administration with Respect to Insiders	A-6
3.4	Committee Complying with Section 162 (m)	A-6
3.5	Powers of the Committee	A-6
3.6	Repricing	A-7
3.7	Indemnification	A-7
4.	Shares Subject to Plan	A-7
4.1	Maximum Number of Shares Issuable	A-7
4.2	Adjustments for Changes in Capital Structure	A-8
5.	Eligibility and Award Limitations	A-8
5.1	Persons Eligible for Awards	A-8
5.2	Participation	A-8
5.3	Incentive Stock Option Limitations	A-9
5.4	Award Limits	A-9
6.	Terms and Conditions of Options	A-10
6.1	Exercise Price	A-10
6.2	Exercisability and Term of Options	A-10
6.3	Payment of Exercise Price	A-11
6.4	Effect of Termination of Service	A-11
6.5	Transferability of Options	A-12
7.	Terms and Conditions of Stock Appreciation Rights	A-12
7.1	Types of SARs Authorized	A-12
7.2	Exercise Price	A-12
7.3	Exercisability and Term of SARs	A-12
7.4	Exercise of SARs	A-13
7.5	Deemed Exercise of SARs	A-13
7.6	Effect of Termination of Service	A-13
7.7	Nontransferability of SARs	A-13
8.	Terms and Conditions of Stock Awards	A-13
8.1	Types of Stock Awards Authorized	A-13
8.2	Purchase Price	A-13
8.3	Purchase Period	A-14
8.4	Payment of Purchase Price	A-14
8.5	Vesting; Restrictions on Transfer; Deferral	A-14
8.6	Voting Rights; Dividends and Distributions	A-14
8.7	Effect of Termination of Service	A-15

	8.8	Nontransferability of Stock Award Rights	A-15
9.		Terms and Conditions of Performance Awards	A-15
	9.1	Types of Performance Awards Authorized	A-15
	9.2	Initial Value of Performance Shares and Performance Units	A-15
	9.3	Establishment of Performance Period, Performance Goals and Performance Award Formula	A-16
	9.4	Measurement of Performance Goals	A-16
	9.5	Settlement of Performance Awards	A-16
	9.6	Dividend Equivalents	A-17
	9.7	Effect of Termination of Service	A-17
	9.8	Nontransferability of Performance Awards	A-17
10.		Performance-Based Compensation under Code Section 162(m)	A-18
	10.1	General	A-18
	10.2	Performance Goals	A-18
	10.3	Performance Goals Based on Performance Measures	A-20
11.		Standard Forms of Award Agreement	A-22
	11.1	Award Agreements	A-22
	11.2	Authority to Vary Terms	A-22
	11.3	Clawback/Recovery	A-22
12.		Change of Control	A-22
13.		Compliance with Securities Law	A-23
14.		Tax Withholding	A-24
	14.1	Tax Withholding in General	A-24
	14.2	Withholding in Shares	A-24
15.		Termination or Amendment of Plan	A-24
16.		Miscellaneous Provisions	A-25
	16.1	Repurchase Rights	A-25
	16.2	Provision of Information	A-25
	16.3	Rights as Employee, Consultant or Director	A-25
	16.4	Rights as a Stockholder	A-25
	16.5	Fractional Shares	A-25
	16.6	Beneficiary Benefits	A-25
	16.7	Unfunded Obligation	A-25
	16.8	Section 409A	A-26

ADOBE SYSTEMS INCORPORATED
2003 EQUITY INCENTIVE PLAN

1.   **ESTABLISHMENT, PURPOSE AND TERM OF PLAN.**

        1.1   **Establishment.** Adobe Systems Incorporated, a Delaware corporation, established the Adobe Systems Incorporated 2003 Equity Incentive Plan effective as of April 9, 2003, the date of its initial approval by the stockholders of the Company (the *"Effective Date"*), as amended and restated effective as of [_____], the date of its most recent approval by the stockholders of the Company (the "***Plan***").

        1.2   **Purpose.** The purpose of the Plan is to advance the interests of the Participating Company Group and its stockholders by providing an incentive to attract, retain and reward persons performing services for the Participating Company Group and by motivating such persons to contribute to the growth and profitability of the Participating Company Group. The Plan seeks to achieve this purpose by providing for Awards in the form of Options, Stock Appreciation Rights, Stock Purchase Rights, Stock Bonuses, Restricted Stock Units, Performance Shares and Performance Units.

        1.3   **Term of Plan.** The Plan shall continue in effect until the earlier of its termination by the Board or the date on which all of the shares of Stock available for issuance under the Plan have been issued and all restrictions on such shares under the terms of the Plan and the agreements evidencing Awards granted under the Plan have lapsed. However, all Incentive Stock Options shall be granted, if at all, within ten (10) years from the earlier of the date the Plan is adopted, as amended, by the Board or the date the Plan is duly approved, as amended, by the stockholders of the Company.

2.   **DEFINITIONS AND CONSTRUCTION.**

        2.1   **Definitions.** Whenever used herein, the following terms shall have their respective meanings set forth below:

        (a)   "***Affiliate***" means (i) an entity, other than a Parent Corporation, that directly, or indirectly through one or more intermediary entities, controls the Company or (ii) an entity, other than a Subsidiary Corporation, that is controlled by the Company directly, or indirectly through one or more intermediary entities. For this purpose, the term "control" (including the term "controlled by") means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of the relevant entity, whether through the ownership of voting securities, by contract or otherwise; or shall have such other meaning assigned such term for the purposes of registration on Form S- 8 under the Securities Act.

        (b)   "***Award***" means any Option, SAR, Stock Purchase Right, Stock Bonus, Restricted Stock Unit, Performance Share or Performance Unit granted under the Plan.

        (c)   "***Award Agreement***" means a written agreement between the Company and a Participant setting forth the terms, conditions and restrictions of the Award granted to the Participant. An Award Agreement may be an "Option Agreement, an "SAR Agreement," a "Stock Purchase Agreement," a "Stock Bonus Agreement, " a "Restricted Stock Unit Agreement," " a "Performance Share Agreement" or a "Performance Unit Agreement."

(d)　　"**Board**" means the Board of Directors of the Company.

(e)　　"**Code**" means the Internal Revenue Code of 1986, as amended, and any applicable regulations promulgated thereunder.

(f)　　"**Committee**" means the Executive Compensation Committee or other committee of the Board duly appointed to administer the Plan and having such powers as shall be specified by the Board. If no committee of the Board has been appointed to administer the Plan, the Board shall exercise all of the powers of the Committee granted herein, and, in any event, the Board may in its discretion exercise any or all of such powers.

(g)　　"**Company**" means Adobe Systems Incorporated, a Delaware corporation, or any successor corporation thereto.

(h)　　"**Consultant**" means a person engaged to provide consulting or advisory services (other than as an Employee or a member of the Board) to a Participating Company, provided that the identity of such person, the nature of such services or the entity to which such services are provided would not preclude the Company from offering or selling securities to such person pursuant to the Plan in reliance on (i) registration on a Form S- 8 Registration Statement under the Securities Act, or (ii) Rule 701 of the Securities Act, or (iii) other means of compliance with the securities laws of all relevant jurisdictions.

(i)　　"**Director**" means a member of the Board or the board of directors of any other Participating Company.

(j)　　"**Disability**" means the permanent and total disability of the Participant, within the meaning of Section 22(e)(3) and 409A(a)(2)(C)(i) of the Code.

(k)　　"**Dividend Equivalent**" means a credit, made at the discretion of the Committee or as otherwise provided by the Plan, to the account of a Participant in an amount equal to the cash dividends paid on one share of Stock for each share of Stock represented by an Award held by such Participant.

(l)　　"**Employee**" means any person treated as an employee (including an Officer or a member of the Board who is also treated as an employee) in the records of a Participating Company and, with respect to any Incentive Stock Option granted to such person, who is an employee for purposes of Section 422 of the Code; *provided, however,* that neither service as a member of the Board nor payment of a director's fee shall be sufficient to constitute employment for purposes of the Plan.

(m)　　"**Exchange Act**" means the Securities Exchange Act of 1934, as amended.

(n)　　"**Fair Market Value**" means, as of any date, the value of a share of Stock or other property as determined by the Committee, in its discretion, or by the Company, in its discretion, if such determination is expressly allocated to the Company herein, subject to the following:

(i)　　If, on such date, the Stock is listed on a national or regional securities exchange or market system, the Fair Market Value of a share of Stock shall be the closing price of a share of Stock (or the mean of the closing bid and asked prices of a share of Stock if the

Stock is so quoted instead) as quoted on the Nasdaq Global Select Market, The Nasdaq SmallCap Market or such other national or regional securities exchange or market system constituting the primary market for the Stock, as reported in *The Wall Street Journal* or such other source as the Company deems reliable. If the relevant date does not fall on a day on which the Stock has traded on such securities exchange or market system, the date on which the Fair Market Value shall be established shall be the last day on which the Stock was so traded prior to the relevant date, or such other appropriate day as shall be determined by the Committee, in its discretion.

(ii)   If, on such date, the Stock is not listed on a national or regional securities exchange or market system, the Fair Market Value of a share of Stock shall be as determined by the Committee in good faith without regard to any restriction other than a restriction which, by its terms, will never lapse.

(o)   *"Incentive Stock Option"* means an Option intended to be (as set forth in the Award Agreement) and which qualifies as an incentive stock option within the meaning of Section 422(b) of the Code. If an Option is not specifically designated as an Incentive Stock Option, or if an Option is designated as an Incentive Stock Option but some portion or all of the Option fails to qualify as an Incentive Stock Option under the applicable rules, then the Option (or portion thereof) will be a Nonstatutory Stock Option.

(p)   *"Insider"* means an Officer, a member of the Board or any other person whose transactions in Stock are subject to Section 16 of the Exchange Act.

(q)   *"Nonstatutory Stock Option"* means an Option not intended to be (as set forth in the Award Agreement) an incentive stock option within the meaning of Section 422(b) of the Code.

(r)   *"Officer"* means any person designated by the Board as an officer of the Company.

(s)   *"Option"* means the right to purchase Stock at a stated price for a specified period of time granted to a participant pursuant to Section 6 of the Plan. An Option may be either an Incentive Stock Option or a Nonstatutory Stock Option.

(t)   *"Parent Corporation"* means any present or future "parent corporation" of the Company, as defined in Section 424(e) of the Code.

(u)   *"Participant"* means any eligible person who has been granted one or more Awards.

(v)   *"Participating Company"* means the Company or any Parent Corporation, Subsidiary Corporation or Affiliate.

(w)   *"Participating Company Group"* means, at any point in time, all corporations collectively which are then Participating Companies.

(x)   *"Performance Award"* means an Award of Performance Shares or Performance Units.

(y)   *"Performance Award Formula"* means, for an Award, a formula or table established by the Committee, which provides the basis for computing the value of an Award at one or more threshold levels of attainment of the applicable Performance Goal(s) measured as of the end of the applicable Performance Period.

(z)   *"Performance Goal"* means a performance goal established by the Committee and may or may not include performance goals relating to a Performance Measure (as defined in Section 10).

(aa)   *"Performance Period"* means a period established by the Committee at the end of which one or more Performance Goals are to be measured.

(bb)   *"Performance Share"* means a bookkeeping entry representing a right granted to a Participant pursuant to Section 9 of the Plan to receive a payment equal to the value of a Performance Share based on performance.

(cc)   *"Performance Unit"* means a bookkeeping entry representing a right granted to a Participant pursuant to Section 9 of the Plan to receive a payment equal to the value of a Performance Unit based upon performance.

(dd)   *"Predecessor Plans"* mean, collectively, the Adobe Systems Incorporated 1994 Stock Option Plan and the Adobe Systems Incorporated 1999 Equity Incentive Plan.

(ee)   "*Restricted Stock Unit*" means a bookkeeping entry representing a right granted to a Participant pursuant to Section 8 of the Plan to receive one share of Stock, a cash payment equal to the value of one share of Stock, or a combination thereof, as determined in the sole discretion of the Committee.

(ff)   *"Restriction Period"* means the period established in accordance with Section 8.5 of the Plan during which shares subject to a Stock Award are subject to Vesting Conditions.

(gg)   *"Rule 16b-3"* means Rule 16b-3 under the Exchange Act, as amended from time to time, or any successor rule or regulation.

(hh)   *"SAR"* or *"Stock Appreciation Right"* means a bookkeeping entry representing, for each share of Stock subject to such SAR, a right granted to a Participant pursuant to Section 7 of the Plan to receive payment of an amount equal to the excess, if any, of the Fair Market Value of a share of Stock on the date of exercise of the SAR over the exercise price.

(ii)   *"Section 162(m)"* means Section 162(m) of the Code.

(jj)   *"Securities Act"* means the Securities Act of 1933, as amended.

(kk)   *"Service"* means a Participant's employment or service with the Participating Company Group as an Employee, a Consultant or a Director, whichever such capacity the Participant held on the date of grant of an Award. Unless otherwise determined by the Committee, a Participant's Service shall be deemed to have terminated if the Participant ceases to render service to the Participating Company Group in such initial capacity. However, a Participant's Service shall not be deemed to have terminated merely because of a change in the Participating Company for which the Participant renders such Service in such initial capacity, provided that there is no interruption or termination of the Participant's Service. A Participant's Service shall be deemed to have terminated either upon an actual termination of Service or upon the corporation for which the Participant performs

Service ceasing to be a Participating Company. Subject to the foregoing, the Company, in its discretion, shall determine whether the Participant's Service has terminated and the effective date of such termination.

(ll) *"Stock"* means the common stock of the Company, as adjusted from time to time in accordance with Section 4.2 of the Plan.

(mm) *"Stock Award"* means an Award of a Stock Bonus, a Stock Purchase Right or a Restricted Stock Unit Award.

(nn) *"Stock Bonus"* means Stock granted to a Participant pursuant to Section 8 of the Plan.

(oo) *"Stock Purchase Right"* means a right to purchase Stock granted to a Participant pursuant to Section 8 of the Plan.

(pp) *"Subsidiary Corporation"* means any present or future "subsidiary corporation" of the Company, as defined in Section 424(f) of the Code.

(qq) *"Ten Percent Owner"* means a Participant who, at the time an Option is granted to the Participant, owns stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of a Participating Company (other than an Affiliate) within the meaning of Section 422(b)(6) of the Code.

(rr) *"Vesting Conditions"* mean those conditions established in accordance with Section 8.5 of the Plan prior to the satisfaction of which shares subject to a Stock Award remain subject to forfeiture or a repurchase option in favor of the Company.

2.2 **Construction.** Captions and titles contained herein are for convenience only and shall not affect the meaning or interpretation of any provision of the Plan. Except when otherwise indicated by the context, the singular shall include the plural and the plural shall include the singular. Use of the term "or" is not intended to be exclusive, unless the context clearly requires otherwise.

3. **ADMINISTRATION.**

3.1 **Administration by the Committee.** The Plan shall be administered by the Committee. All questions of interpretation of the Plan or of any Award shall be determined by the Committee, and such determinations shall be final and binding upon all persons having an interest in the Plan or such Award.

3.2 **Authority of Officers.** Any Officer shall have the authority to act on behalf of the Company with respect to any matter, right, obligation, determination or election which is the responsibility of or which is allocated to the Company herein, provided the Officer has apparent authority with respect to such matter, right, obligation, determination or election. To the extent consistent with applicable law (including but not limited to Delaware General Corporation Law Section 157(c)), the Board may, in its discretion, delegate to a committee comprised of one or more Officers (any such committee, an "*Officer Committee*") the authority to designate Employees (other than themselves) to receive one or more Options or rights to acquire shares of Stock and to determine the number of shares of Stock subject to such Options and rights, without further approval of the Board or the Committee. Any such grants will be subject to the terms of the Board resolutions providing for such delegation of authority.

3.3   **Administration with Respect to Insiders.** With respect to participation by Insiders in the Plan, at any time that any class of equity security of the Company is registered pursuant to Section 12 of the Exchange Act, the Plan shall be administered in compliance with the requirements, if any, of Rule 16b- 3.

3.4   **Committee Complying with Section 162(m).** If the Company is a "publicly held corporation" within the meaning of Section 162(m), the Board may establish a Committee of two or more "outside directors" within the meaning of Section 162(m) to approve the grant of any Award which might reasonably be anticipated to result in the payment of employee remuneration that would otherwise exceed the limit on employee remuneration deductible for income tax purposes pursuant to Section 162(m).

3.5   **Powers of the Committee***.* In addition to any other powers set forth in the Plan and subject to the provisions of the Plan, the Committee shall have the full and final power and authority, in its discretion:

(a)   to determine the persons to whom, and the time or times at which, Awards shall be granted and the number of shares of Stock or units to be subject to each Award;

(b)   to determine the type of Award granted and to designate Options as Incentive Stock Options or Nonstatutory Stock Options;

(c)   to determine the Fair Market Value of shares of Stock or other property;

(d)   to determine the terms, conditions and restrictions applicable to each Award (which need not be identical) and any shares acquired pursuant thereto, including, without limitation, (i) the exercise or purchase price of shares purchased pursuant to any Award, (ii) the method of payment for shares purchased pursuant to any Award, (iii) the method for satisfaction of any tax withholding obligation arising in connection with Award, including by the withholding or delivery of shares of Stock, (iv) the timing, terms and conditions of the exercisability or vesting of any Award or any shares acquired pursuant thereto, (v) the Performance Award Formula and Performance Goals applicable to any Award and the extent to which such Performance Goals have been attained, (vi) the time of the expiration of any Award, (vii) the effect of the Participant's termination of Service on any of the foregoing, and (viii) all other terms, conditions and restrictions applicable to any Award or shares acquired pursuant thereto not inconsistent with the terms of the Plan;

(e)   to determine whether an Award of SARs, Restricted Stock Units, Performance Shares or Performance Units will be settled in shares of Stock, cash, or in any combination thereof;

(f)   to approve one or more forms of Award Agreement;

(g)   to amend, modify, extend, cancel or renew any Award or to waive any restrictions or conditions applicable to any Award or any shares acquired pursuant thereto;

(h)   to accelerate, continue, extend or defer the exercisability or vesting of any Award or any shares acquired pursuant thereto, including with respect to the period following a Participant's termination of Service;

(i)   to prescribe, amend or rescind rules, guidelines and policies relating to the plan, or to adopt sub-plans or supplements to, or alternative versions of, the Plan, including, without limitation, as the Committee deems necessary or desirable to comply with the laws of or to accommodate the laws, regulations, tax or accounting effectiveness, accounting principles or custom of, foreign jurisdictions whose citizens may be granted Awards; and

(j)   to correct any defect, supply any omission or reconcile any inconsistency in the Plan or any Award Agreement and to make all other determinations and take such other actions with respect to the Plan or any Award as the Committee may deem advisable to the extent not inconsistent with the provisions of the Plan or applicable law.

3.6   **Repricing.** Without the affirmative vote of holders of a majority of the shares of Stock cast in person or by proxy at a meeting of the stockholders of the Company at which a quorum representing a majority of all outstanding shares of Stock is present or represented by proxy, the Board shall not approve a program providing for either (a) the cancellation of outstanding Options or SARs and the grant in substitution therefor of new Awards having a lower exercise or purchase price or (b) the amendment of outstanding Options or SARs to reduce the exercise price thereof. This paragraph shall not be construed to apply to "issuing or assuming a stock option in a transaction to which section 424(a) applies," within the meaning of Section 424 of the Code.

3.7   **Indemnification.** In addition to such other rights of indemnification as they may have as members of the Board or the Committee or as officers or employees of the Participating Company Group, members of the Board or the Committee and any officers or employees of the Participating Company Group to whom authority to act for the Board, the Committee or the Company is delegated shall be indemnified by the Company against all reasonable expenses, including attorneys' fees, actually and necessarily incurred in connection with the defense of any action, suit or proceeding, or in connection with any appeal therein, to which they or any of them may be a party by reason of any action taken or failure to act under or in connection with the Plan, or any right granted hereunder, and against all amounts paid by them in settlement thereof (provided such settlement is approved by independent legal counsel selected by the Company) or paid by them in satisfaction of a judgment in any such action, suit or proceeding, except in relation to matters as to which it shall be adjudged in such action, suit or proceeding that such person is liable for gross negligence, bad faith or intentional misconduct in duties; *provided, however,* that within sixty (60) days after the institution of such action, suit or proceeding, such person shall offer to the Company, in writing, the opportunity at its own expense to handle and defend the same.

4.   <u>**SHARES SUBJECT TO PLAN.**</u>

4.1   **Maximum Number of Shares Issuable.** Subject to adjustment as provided in Section 4.2, the maximum aggregate number of shares of Stock that may be issued under the Plan shall be two hundred sixty-five million nine hundred ninety-nine thousand six hundred twenty (265,999,620). The number of shares of stock available for issuance under the Plan shall be reduced (a) by one share for each share issued pursuant to options or rights granted pursuant to the Predecessor Plans or pursuant to Options or Stock Appreciation Rights, and (b) by one and seventy seven-hundredths (1.77) shares for each share issued pursuant to Awards other than those set forth in the preceding clause (a); *provided, however,* that (A) for Awards granted prior to April 5, 2007, the reduction was one share of Stock for each share of Stock issued pursuant to any Awards, (B) for Awards granted on April 5, 2007 through and including April 9, 2008, the reduction was two and one-tenth (2.1) shares for each share issued pursuant to any Awards other than options or rights granted pursuant to the Predecessor Plans or pursuant to Options or Stock Appreciation Rights, and (C) for Awards granted on April 10, 2008 through and including March 31, 2009, the reduction was two and four-tenths (2.4) shares for each share issued pursuant to any Awards other than options or rights granted pursuant to the Predecessor Plans or pursuant to Options or Stock Appreciation Rights. Such shares shall consist of authorized but unissued or reacquired shares of Stock or any combination thereof. If an outstanding Award for any reason expires or is terminated or canceled without having been exercised or settled in full, or if shares of Stock acquired pursuant to an Award subject to forfeiture or repurchase are forfeited or repurchased by the Company at the Participant's purchase price to effect a forfeiture of unvested shares upon termination of Service, the shares of Stock allocable to the terminated portion of such Award or such forfeited or repurchased shares of Stock shall be added back to the Plan share reserve in an amount corresponding to the reduction in such share reserve previously made in accordance with the rules described above in this Section 4.1 and again be available for issuance under the Plan. Shares of Stock shall not be deemed to have been issued pursuant to the Plan with respect to any portion of an Award (other than a SAR that may be settled in shares of Stock and/or cash) that is settled in cash. Shares withheld in satisfaction of tax withholding obligations pursuant to Section 14.2 shall not again become available for issuance under the Plan. Upon exercise of a SAR, whether in cash or shares of Stock, the number of shares available for issuance under the Plan shall be reduced by the gross number of shares for which the SAR is exercised. If the exercise price of an Option is paid by "net exercise" (as described in Section 6.3(a)(iv)) or tender to the Company, or attestation to the ownership, of shares of Stock owned by the Participant, the number of shares available for issuance under the Plan shall be reduced by the gross number of shares for which the Option is exercised.

4.2   **Adjustments for Changes in Capital Structure.** In the event of any change in the Stock through merger, consolidation, reorganization, reincorporation, recapitalization, reclassification, stock dividend, stock split, reverse stock split, split-up, split-off, spin-off, combination of shares, exchange of shares or similar change in the capital structure of the Company, or in the event of payment of a dividend or distribution to the stockholders of the Company in a form other than Stock (excepting normal cash dividends) that has a material effect on the Fair Market Value of shares of Stock, appropriate adjustments shall be made in the number and class of shares subject to the Plan, in the ISO Share Limit (as defined in Section 5.3(a)), the Award limits set forth in Section 5.4 and to any outstanding Awards, and in the exercise or purchase price per share under any outstanding Award. Notwithstanding the foregoing, any fractional share resulting from an adjustment pursuant to this Section 4.2 shall be rounded down to the nearest whole number, and in no event may the exercise or purchase price under any Award be decreased to an amount less than the par value, if any, of the stock subject to such Award. The adjustments determined by the Committee pursuant to this Section 4.2 shall be final, binding and conclusive.

5.   <u>ELIGIBILITY AND AWARD LIMITATIONS.</u>

5.1   **Persons Eligible for Awards.** Awards may be granted only to Employees, Directors and Consultants. No Award shall be granted prior to the date on which such person commences Service.

5.2   **Participation.** Except as otherwise provided in Section 3.2, Awards are granted solely at the discretion of the Committee. Eligible persons may be granted more than one (1) Award. However, eligibility in accordance with this Section shall not entitle any person to be granted an Award, or, having been granted an Award, to be granted an additional Award.

5.3   **Incentive Stock Option Limitations.**

(a)   ***Persons Eligible.*** An Incentive Stock Option may be granted only to a person who, on the effective date of grant, is an Employee of the Company, a Parent Corporation or a Subsidiary Corporation (each being an *"ISO-Qualifying Corporation"*). Any person who is not an Employee of an ISO-Qualifying Corporation on the effective date of the grant of an Option to such person, but who is otherwise an Employee or a Director of, or Consultant to, the Company or any of its Affiliates, may be granted only a Nonstatutory Stock Option.

(b)   ***ISO Share Limit.*** Subject to adjustment as provided in Section 4.2, the maximum number of shares of Stock that may be issued upon the exercise of Incentive Stock Options granted under the Plan and the Predecessor Plans will equal the aggregate Share number stated in the first sentence of Section 4.1, plus, to the extent allowable under Code Section 422 and the Treasury Regulations promulgated thereunder, any shares of Stock that become available for issuance under the Plan pursuant to Section 4.1 (the *"ISO Share Limit"*).

(c)   ***Fair Market Value Limitation.*** To the extent that options designated as Incentive Stock Options (granted under all stock option plans of the Participating Company Group, including the Plan) become exercisable by a Participant for the first time during any calendar year for stock having a Fair Market Value greater than One Hundred Thousand Dollars ($100,000), the portion of such options which exceeds such amount shall be treated as Nonstatutory Stock Options. For purposes of this Section, options designated as Incentive Stock Options shall be taken into account in the order in which they were granted, and the Fair Market Value of stock shall be determined as of the time the option with respect to such stock is granted. If the Code is amended to provide for a different limitation from that set forth in this Section, such different limitation shall be deemed incorporated herein effective as of the date and with respect to such Options as required or permitted by such amendment to the Code. If an Option is treated as an Incentive Stock Option in part and as a Nonstatutory Stock Option in part by reason of the limitation set forth in this Section, the Participant may designate which portion of such Option the Participant is exercising. In the absence of such designation, the Participant shall be deemed to have exercised the Incentive Stock Option portion of the Option first. Upon exercise, each portion shall be separately identified.

(d)   ***Leaves of Absence.*** For purposes of Incentive Stock Options, no leave of absence may exceed three (3) months, unless reemployment upon expiration of such leave is guaranteed by statute or contract. If reemployment upon expiration of a leave of absence approved by the Company is not so guaranteed, then six (6) months following the first (1st) day of such leave, any Incentive Stock Option held by the Participant will cease to be treated as an Incentive Stock Option and will be treated for tax purposes as a Nonstatutory Stock Option.

5.4   **Award Limits.**

(a)   ***Section 162(m) Award Limits.*** The following limits shall apply to the grant of any Award if, at the time of grant, the Company is a "publicly held corporation" within the meaning of Section 162(m).

(i)   **Options and SARs.** Subject to adjustment as provided in Section 4.2, no Employee shall be granted within any fiscal year of the Company one or more Options or Freestanding SARs which in the aggregate are for more than four million (4,000,000) shares of Stock. An Option which is canceled (or a Freestanding SAR as to which the exercise price is reduced to reflect a reduction in the Fair Market Value of the Stock) in the same fiscal year of the Company in which it was granted shall continue to be counted against such limit for such fiscal year.

(ii)   **Stock Awards.** Subject to adjustment as provided in Section 4.2, no Employee shall be granted within any fiscal year of the Company one or more Stock Awards intended to qualify as "performance-based compensation" under Section 162(m) for more than one million five hundred thousand (1,500,000) shares of Stock in the aggregate.

(iii)   **Performance Awards.** Subject to adjustment as provided in Section 4.2, no Employee shall be granted (A) an Award of Performance Shares intended to qualify as "performance based compensation" under Section 162(m), which could result in such Employee receiving more than one million five hundred thousand (1,500,000) shares of Stock in the aggregate during any fiscal year of the Company, or (B) an Award of Performance Units intended to qualify as "performance-based compensation" under Section 162(m), which could result in such Employee receiving more than two million five hundred thousand dollars ($2,500,000) during any fiscal year of the Company.

(b)   *Clarification of Limits.* For purposes of clarification regarding the foregoing limits, (A) Awards granted in previous fiscal years will not count against the Award limits in subsequent fiscal years even if the Awards from previous fiscal years are earned or otherwise settled in fiscal years following the fiscal year in which they are granted, and (B) more than one Award of the same type can be granted in a fiscal year as long as the aggregate number of shares of Stock granted pursuant to all Awards of that type (and that are intended to qualify as "performance-based compensation" under Section 162(m)) do not exceed the fiscal year limit applicable to that Award type.

6.   **TERMS AND CONDITIONS OF OPTIONS.**

Options shall be evidenced by Award Agreements specifying the number of shares of Stock covered thereby, in such form as the Committee shall from time to time establish. Award Agreements evidencing Options may incorporate all or any of the terms of the Plan by reference and shall comply with and be subject to the following terms and conditions:

6.1   **Exercise Price.** The exercise price for each Option shall be established in the discretion of the Committee; *provided, however,* that (a) the exercise price per share shall be not less than the Fair Market Value of a share of Stock on the effective date of grant of the Option and (b) no Incentive Stock Option granted to a Ten Percent Owner shall have an exercise price per share less than one hundred ten percent (110%) of the Fair Market Value of a share of Stock on the effective date of grant of the Option. Notwithstanding the foregoing, an Option (whether an Incentive Stock Option or a Nonstatutory Stock Option) may be granted with an exercise price lower than the minimum exercise price set forth above if such Option is granted pursuant to an assumption or substitution for another option in a manner qualifying under the provisions of Sections 409A and 424(a) of the Code.

6.2   **Exercisability and Term of Options.** Options shall be exercisable at such time or times, or upon such event or events, and subject to such terms, conditions, performance criteria and restrictions as shall be determined by the Committee and set forth in the Award Agreement evidencing such Option; *provided, however,* that (a) no Option shall be exercisable after the expiration of seven (7) years after the effective date of grant of such Option, and (b) no Incentive Stock Option granted to a Ten Percent Owner shall be exercisable after the expiration of five (5) years after the effective date of grant of such Option. Subject to the foregoing, unless otherwise specified by the Committee in the grant of an Option, any Option granted hereunder to an Employee, Consultant or Director shall terminate seven (7) years after the effective date of grant of the Option, unless earlier terminated in accordance with its provisions or the Plan.

6.3   **Payment of Exercise Price.**

(a)   ***Forms of Consideration Authorized.*** Except as otherwise provided below, payment of the exercise price for the number of shares of Stock being purchased pursuant to any Option shall be made (i) in cash, by check or cash equivalent, (ii) by tender to the Company, or attestation to the ownership, of shares of Stock owned by the Participant having a Fair Market Value not less than the exercise price, (iii) by delivery of a properly executed notice of exercise together with irrevocable instructions to a broker providing for the assignment to the Company of the proceeds of a sale or loan with respect to some or all of the shares being acquired upon the exercise of the Option (including, without limitation, through an exercise complying with the provisions of Regulation T as promulgated from time to time by the Board of Governors of the Federal Reserve System) (a *"Cashless Exercise"*), (iv) by a "net exercise" arrangement pursuant to which the Company will reduce the number of shares of Stock issued upon exercise by the largest whole number of shares with a Fair Market Value that does not exceed the aggregate exercise price; *provided, however,* that the Company shall accept a cash or other payment from the Participant to the extent of any remaining balance of the aggregate exercise price not satisfied by such reduction in the number of whole shares to be issued; *provided further, however,* that shares of Stock will no longer be outstanding under an Option and will not be exercisable thereafter to the extent that (A) shares are used to pay the exercise price pursuant to the "net exercise," (B) shares are delivered to the Participant as a result of such exercise, and (C) shares are withheld to satisfy tax withholding obligations; or (v) by such other consideration as may be approved by the Committee from time to time to the extent permitted by applicable law, or (v) by any combination thereof. The Committee may at any time or from time to time grant Options which do not permit all of the foregoing forms of consideration to be used in payment of the exercise price or which otherwise restrict one or more forms of consideration.

(b)   ***Limitations on Forms of Consideration.***

(i)   **Tender of Stock.** Notwithstanding the foregoing, an Option may not be exercised by tender to the Company, or attestation to the ownership, of shares of Stock to the extent such tender or attestation would constitute a violation of the provisions of any law, regulation or agreement restricting the redemption of the Company's stock. Unless otherwise provided by the Committee, an Option may not be exercised by tender to the Company, or attestation to the ownership, of shares of Stock unless such shares either (A) have been owned by the Participant for more than six (6) months (or such longer or shorter period as necessary to avoid a charge to earnings for financial accounting purposes) and not used for another Option exercise by attestation during any such period or (B) were not acquired, directly or indirectly, from the Company.

(ii)   **Cashless Exercise.** The Company reserves, at any and all times, the right, in the Company's sole and absolute discretion, to establish, decline to approve or terminate any program or procedures for the exercise of Options by means of a Cashless Exercise.

6.4   **Effect of Termination of Service.** An Option shall be exercisable after a Participant's termination of Service to such extent and during such period as determined by the Committee, in its discretion, and set forth in the Award Agreement evidencing such Option or in another written agreement between the Company and the Participant.

6.5   **Transferability of Options.** During the lifetime of the Participant, an Option shall be exercisable only by the Participant or the Participant's guardian or legal representative. No Option shall be assignable or transferable by the Participant, except by will or by the laws of descent and distribution. Notwithstanding the foregoing, to the extent permitted by the Committee, in its discretion, and set forth in the Award Agreement evidencing such Option, an Option shall be assignable or transferable subject to the applicable limitations, if any, described in the General Instructions to Form S- 8 Registration Statement under the Securities Act or other applicable law.

7.   **TERMS AND CONDITIONS OF STOCK APPRECIATION RIGHTS.**

SARs shall be evidenced by Award Agreements specifying the number of shares of Stock subject to the Award, in such form as the Committee shall from time to time establish. Award Agreements evidencing SARs may incorporate all or any of the terms of the Plan by reference and shall comply with and be subject to the following terms and conditions:

7.1   **Types of SARs Authorized.** SARs may be granted in tandem with all or any portion of a related Option (a *"Tandem SAR"*) or may be granted independently of any Option (a *"Freestanding SAR"*). A Tandem SAR may be granted either concurrently with the grant of the related Option or at any time thereafter prior to the complete exercise, termination, expiration or cancellation of such related Option.

7.2   **Exercise Price.** The exercise price for each SAR shall be established in the discretion of the Committee; *provided, however,* that (a) the exercise price per share subject to a Tandem SAR shall be the exercise price per share under the related Option and (b) the exercise price per share subject to a Freestanding SAR shall be not less than the Fair Market Value of a share of Stock on the effective date of grant of the SAR.

7.3   **Exercisability and Term of SARs.**

(a)   *Tandem SARs.* Tandem SARs shall be exercisable only at the time and to the extent, and only to the extent, that the related Option is exercisable, subject to such provisions as the Committee may specify where the Tandem SAR is granted with respect to less than the full number of shares of Stock subject to the related Option. The Committee may, in its discretion, provide in any Award Agreement evidencing a Tandem SAR that such SAR may not be exercised without the advance approval of the Company and, if such approval is not given, then the Option shall nevertheless remain exercisable in accordance with its terms. A Tandem SAR shall terminate and cease to be exercisable no later than the date on which the related Option expires or is terminated or canceled. Upon the exercise of a Tandem SAR with respect to some or all of the shares subject to such SAR, the related Option shall be canceled automatically as to the number of shares with respect to which the Tandem SAR was exercised. Upon the exercise of an Option related to a Tandem SAR as to some or all of the shares subject to such Option, the related Tandem SAR shall be canceled automatically as to the number of shares with respect to which the related Option was exercised.

(b)   *Freestanding SARs.* Freestanding SARs shall be exercisable at such time or times, or upon such event or events, and subject to such terms, conditions, performance criteria and restrictions as shall be determined by the Committee and set forth in the Award Agreement evidencing such SAR; *provided, however,* that no Freestanding SAR shall be exercisable after the expiration of eight (8) years after the effective date of grant of such SAR.

7.4   **Exercise of SARs.** Upon the exercise (or deemed exercise pursuant to Section 7.5) of an SAR, the Participant (or the Participant's legal representative or other person who acquired the right to exercise the SAR by reason of the Participant's death) shall be entitled to receive payment of an amount for each share with respect to which the SAR is exercised equal to the excess, if any, of the Fair Market Value of a share of Stock on the date of exercise of the SAR over the exercise price. Payment of such amount shall be made in cash, shares of Stock, or any combination thereof as determined by the Committee. Unless otherwise provided in the Award Agreement evidencing such SAR, payment shall be made in a lump sum as soon as practicable following the date of exercise of the SAR. The Award Agreement evidencing any SAR may provide for deferred payment in a lump sum or in installments. When payment is to be made in shares of Stock, the number of shares to be issued shall be determined on the basis of the Fair Market Value of a share of Stock on the date of exercise of the SAR. For purposes of Section 7, an SAR shall be deemed exercised on the date on which the Company receives notice of exercise from the Participant.

7.5   **Deemed Exercise of SARs.** If, on the date on which an SAR would otherwise terminate or expire, the SAR by its terms remains exercisable immediately prior to such termination or expiration and, if so exercised, would result in a payment to the holder of such SAR, then any portion of such SAR which has not previously been exercised shall automatically be deemed to be exercised as of such date with respect to such portion.

7.6   **Effect of Termination of Service.** An SAR shall be exercisable after a Participant's termination of Service to such extent and during such period as determined by the Committee, in its discretion, and set forth in the Award Agreement evidencing such SAR or in another written agreement between the Company and the Participant.

7.7   **Nontransferability of SARs.** SARs may not be assigned or transferred in any manner except by will or the laws of descent and distribution, and, during the lifetime of the Participant, shall be exercisable only by the Participant or the Participant's guardian or legal representative.

8.   **TERMS AND CONDITIONS OF STOCK AWARDS.**

Stock Awards shall be evidenced by Award Agreements specifying whether the Award is a Stock Bonus, a Stock Purchase Right or a Restricted Stock Unit, and the number of shares of Stock subject to the Award, in such form as the Committee shall from time to time establish. Award Agreements evidencing Stock Awards may incorporate all or any of the terms of the Plan by reference and shall comply with and be subject to the following terms and conditions:

8.1   **Types of Stock Awards Authorized.** Stock Awards may be in the form of a Stock Bonus, a Stock Purchase Right or a Restricted Stock Unit. Stock Awards may be granted or vest upon such conditions as the Committee shall determine, including, without limitation, service to a Participating Company or upon the attainment of one or more Performance Goals. If either the grant of a Stock Award or the lapsing of the Restriction Period is to be contingent upon the attainment of one or more Performance Goals based on Performance Measures, the Committee shall follow procedures set forth in Section 10 if they are intended to qualify as "performance-based compensation" under Section 162(m).

8.2   **Purchase Price.** The purchase price for shares of Stock issuable under each Stock Purchase Right shall be established by the Committee in its discretion. No monetary payment (other than applicable tax withholding) shall be required as a condition of receiving shares of Stock pursuant to a Stock Bonus, the consideration for which shall be services actually rendered to a Participating Company or for its benefit. Notwithstanding the foregoing, the Participant shall furnish consideration in the form of cash or past services rendered to a Participating Company or for its benefit having a value not less than the par value of the shares of Stock subject to such Stock Award.

        8.3   **Purchase Period.** A Stock Purchase Right shall be exercisable within a period established by the Committee, which shall in no event exceed thirty (30) days from the effective date of the grant of the Stock Purchase Right; *provided, however,* that no Stock Purchase Right granted to an Employee, a Consultant or a Director may become exercisable prior to the date on which such person commences Service.

        8.4   **Payment of Purchase Price.** Stock Bonuses shall be issued in consideration for past services actually rendered to a Participating Company or for its benefit. At the time of grant of Restricted Stock Units, the Committee will determine the consideration, if any, to be paid by the Participant upon delivery of each share of Stock acquired pursuant to Restricted Stock Units. Except as otherwise provided below, payment of the purchase price for the number of shares of Stock being purchased pursuant to any Stock Purchase Right or delivered pursuant to a Restricted Stock Unit shall be made (i) in cash, by check, or cash equivalent, (ii) by such other consideration as may be approved by the Committee from time to time to the extent permitted by applicable law, or (iii) by any combination thereof, in each case consistent with any requirements under applicable law regarding payment in respect of the "par value" of the Stock. The Committee may at any time or from time to time grant Stock Purchase Rights or Restricted Stock Units which do not permit all of the foregoing forms of consideration to be used in payment of the purchase price or which otherwise restrict one or more forms of consideration.

        8.5   **Vesting; Restrictions on Transfer; Deferral.** Shares issued pursuant to any Stock Award (including, without limitation, the percentage of actual achievement relative to pre-established target Performance Goals) may or may not be made subject to vesting conditioned upon the satisfaction of such Service requirements, conditions, restrictions or performance criteria, including, without limitation, a Performance Award Formula and/or Performance Goals (the *"Vesting Conditions"*), as shall be established by the Committee and set forth in the Award Agreement evidencing such Award. During any period (the *"Restriction Period"*) in which shares acquired pursuant to a Stock Award remain subject to Vesting Conditions, such shares may not be sold, exchanged, transferred, pledged, assigned or otherwise disposed of other than pursuant to a Change of Control as provided in Section 12, or as provided in Section 8.8. Upon request by the Company, each Participant shall execute any agreement evidencing such transfer restrictions prior to the receipt of shares of Stock hereunder and shall promptly present to the Company any and all certificates representing shares of Stock acquired hereunder for the placement on such certificates of appropriate legends evidencing any such transfer restrictions. Restricted Stock Units may be subject to such conditions that may delay the delivery of the shares of Stock (or their cash equivalent) subject to Restricted Stock Units after the vesting of such Award.

        8.6   **Voting Rights; Dividends and Distributions.** Except as provided in this Section, Section 8.5 and any Award Agreement, during the Restriction Period applicable to shares subject to a Stock Bonus or Stock Purchase Right, the Participant shall have all of the rights of a stockholder of the Company holding shares of Stock, including the right to vote such shares and to receive all dividends and other distributions paid with respect to such shares. With respect to Restricted Stock Units, the Committee may, in its sole discretion, provide that dividend equivalents shall not be paid or provide either for the current payment of dividend equivalents or for the accumulation and payment of dividend equivalents to the extent that the Restricted Stock Units become nonforfeitable. In the event of a dividend or distribution paid in shares of Stock or any other adjustment made upon a change in the capital structure of the Company as described in Section 4.2, then any and all new, substituted or additional securities or other property (other than normal cash dividends) to which the Participant is entitled by reason of the Participant's Stock Award shall be immediately subject to the same Vesting Conditions and, if applicable, deferral elections as the shares subject to the Stock Award with respect to which such dividends or distributions were paid or adjustments were made.

8.7   **Effect of Termination of Service.** Unless otherwise provided by the Committee in the grant of a Stock Award and set forth in the Award Agreement or in another written agreement between the Company and the Participant, if a Participant's Service terminates for any reason, whether voluntary or involuntary (including the Participant's death or disability), then (i) the Company shall have the option to repurchase for the purchase price paid by the Participant any shares acquired by the Participant pursuant to a Stock Purchase Right which remain subject to Vesting Conditions as of the date of the Participant's termination of Service, (ii) the Participant shall forfeit to the Company any shares acquired by the Participant pursuant to a Stock Bonus which remain subject to Vesting Conditions as of the date of the Participant's termination of Service and (iii) the Participant shall forfeit all rights in any portion of a Restricted Stock Unit award that has not vested as of the date of the Participant's termination of Service. The Company shall have the right to assign at any time any repurchase right it may have, whether or not such right is then exercisable, to one or more persons as may be selected by the Company.

8.8   **Nontransferability of Stock Award Rights.** Rights to acquire shares of Stock pursuant to a Stock Award may not be subject in any manner to anticipation, alienation, sale, exchange, transfer, assignment, pledge, encumbrance or garnishment by creditors of the Participant or the Participant's beneficiary, except by will or the laws of descent and distribution, and, during the lifetime of the Participant, shall be exercisable only by the Participant or the Participant's guardian or legal representative.

9.   **TERMS AND CONDITIONS OF PERFORMANCE AWARDS.** Performance Awards shall be evidenced by Award Agreements in such form as the Committee shall from time to time establish. No Performance Award or purported Performance Award shall be a valid and binding obligation of the Company unless evidenced by a fully executed Award Agreement. Award Agreements evidencing Performance Awards may incorporate all or any of the terms of the Plan by reference and shall comply with and be subject to the following terms and conditions:

9.1   **Types of Performance Awards Authorized.** Performance Awards may be in the form of either Performance Shares or Performance Units. Each Award Agreement evidencing a Performance Award shall specify the number of Performance Shares or Performance Units subject thereto, the Performance Award Formula, the Performance Goal(s) and Performance Period applicable to the Award, and the other terms, conditions and restrictions of the Award. Awards intended to qualify as "performance-based compensation" under Section 162(m) shall also be subject to the provisions of Section 10.

9.2   **Initial Value of Performance Shares and Performance Units.** Unless otherwise provided by the Committee in granting a Performance Award, each Performance Share shall have an initial value equal to the Fair Market Value of one (1) share of Stock, subject to adjustment as provided in Section 4.2, on the effective date of grant of the Performance Share, and each Performance Unit shall have an initial value of one hundred dollars ($100). The final value payable to the Participant in settlement of a Performance Award determined on the basis of the applicable

Performance Award Formula will depend on the extent to which Performance Goals established by the Committee are attained within the applicable Performance Period established by the Committee.

9.3   **Establishment of Performance Period, Performance Goals and Performance Award Formula.** In granting each Performance Award, the Committee shall establish in writing the applicable Performance Period, Performance Award Formula and one or more Performance Goals which, when measured at the end of the Performance Period, shall determine on the basis of the Performance Award Formula the final value of the Performance Award to be paid to the Participant. The Company shall notify each Participant granted a Performance Award of the terms of such Award, including the Performance Period, Performance Goal(s) and Performance Award Formula.

9.4   **Measurement of Performance Goals.** The Performance Goals shall be established by the Committee on the basis of achievement of Company-wide, divisional, or individual goals, applicable federal or state securities laws, or any other basis determined by the Committee in its discretion, except with respect to Awards intended to qualify as "performance-based compensation" under Section 162(m), in which case the provisions of Section 10 will apply thereto. Performance Goals may include a minimum, maximum, target level and intermediate levels of performance, with the final value of a Performance Award determined under the applicable Performance Award Formula by the level attained during the applicable Performance Period. A Performance Goal may be stated as an absolute value or as a value determined relative to a standard selected by the Committee. Performance Goals may differ from Participant to Participant and from Award to Award.

9.5   **Settlement of Performance Awards.**

(a)   ***Determination of Final Value.*** As soon as practicable following the completion of the Performance Period applicable to a Performance Award, the Committee shall determine the extent to which the applicable Performance Goals have been attained and the resulting final value of the Award earned by the Participant and to be paid upon its settlement in accordance with the applicable Performance Award Formula.

(b)   ***Discretionary Adjustment of Award Formula.*** In its discretion, the Committee may, either at the time it grants a Performance Award or at any time thereafter, provide for the positive or negative adjustment of the Performance Award Formula applicable to a Performance Award granted to any Participant to reflect such Participant's individual performance in his or her position with the Company or such other factors as the Committee may determine, except with respect to Awards intended to qualify as "performance-based compensation" under Section 162(m), in which case the provisions of Section 10 will apply thereto. If permitted under a Participant's Award Agreement, the Committee shall have the discretion, on the basis of such criteria as may be established by the Committee, to reduce some or all of the value of the Performance Award that would otherwise be paid to the Participant upon its settlement notwithstanding the attainment of any Performance Goal and the resulting value of the Performance Award determined in accordance with the Performance Award Formula.

(c)   ***Effect of Leaves of Absence.*** Unless otherwise required by law, payment of the final value, if any, of a Performance Award held by a Participant who has taken in excess of thirty (30) days of leaves of absence during a Performance Period shall be prorated on the basis of the number of days of the Participant's Service during the Performance Period during which the Participant was not on a leave of absence.

(d)   ***Notice to Participants.*** As soon as practicable following the Committee's determination in accordance with Sections 9.5(a) and (b), the Company shall notify each Participant of the determination of the Committee.

(e)   ***Payment in Settlement of Performance Awards.*** As soon as practicable following the Committee's determination in accordance with Sections 9.5(a) and (b), payment shall be made to each eligible Participant (or such Participant's legal representative or other person who acquired the right to receive such payment by reason of the Participant's death) of the final value of the Participant's Performance Award. Payment of such amount shall be made in cash, shares of Stock, or a combination thereof as determined by the Committee. Unless otherwise provided in the Award Agreement evidencing a Performance Award, payment shall be made in a lump sum. An Award Agreement may provide for deferred payment in a lump sum or in installments at the election of the Participant or otherwise. If any payment is to be made on a deferred basis, the Committee may, but shall not be obligated to, provide for the payment during the deferral period of Dividend Equivalents or interest.

(f)   ***Provisions Applicable to Payment in Shares.*** If payment is to be made in shares of Stock, the number of such shares shall be determined by dividing the final value of the Performance Award by the value of a share of Stock determined by the method specified in the Award Agreement. Such methods may include, without limitation, the closing market price on a specified date (such as the settlement date) or an average of market prices over a series of trading days. Shares of Stock issued in payment of any Performance Award may be fully vested and freely transferable shares or may be shares of Stock subject to Vesting Conditions as provided in Section 8.5. Any shares subject to Vesting Conditions shall be evidenced by an appropriate Award Agreement and shall be subject to the provisions of Sections 8.5 through 8.8 above.

9.6   **Dividend Equivalents.** In its discretion, the Committee may provide in the Award Agreement evidencing any Performance Share Award that the Participant shall be entitled to receive Dividend Equivalents with respect to the payment of cash dividends on Stock having a record date prior to the date on which the Performance Shares are settled or forfeited. Dividend Equivalents may be paid currently or may be accumulated and paid to the extent that Performance Shares become nonforfeitable, as determined by the Committee. Settlement of Dividend Equivalents may be made in cash, shares of Stock, or a combination thereof as determined by the Committee, and may be paid on the same basis as settlement of the related Performance Share as provided in Section 9.5. Dividend Equivalents shall not be paid with respect to Performance Units.

9.7   **Effect of Termination of Service.** The effect of a Participant's termination of Service on the Participant's Performance Award shall be as determined by the Committee, in its discretion, and set forth in the Award Agreement evidencing such Performance Award or in another written agreement between the Company and the Participant.

9.8   **Nontransferability of Performance Awards.** Prior to settlement in accordance with the provisions of the Plan, no Performance Award may be subject in any manner to anticipation, alienation, sale, exchange, transfer, assignment, pledge, encumbrance, or garnishment by creditors of the Participant or the Participant's beneficiary, except by will or by the laws of descent and distribution. All rights with respect to a Performance Award granted to a Participant hereunder shall be exercisable during his or her lifetime only by such Participant or the Participant's guardian or legal representative.

10.   **PERFORMANCE-BASED COMPENSATION UNDER CODE SECTION 162(M)**

      10.1   **General**. If the Committee, which is constituted to comply with Section 3.4, in its discretion, decides to grant an Award intended to qualify as "performance-based compensation" under Section 162(m), the provisions of this Section 10 will control over any contrary provision in the Plan; provided, however, nothing in this Section 10 will prohibit the ability of a Committee in its discretion to grant Awards that are not intended to qualify as "performance-based compensation" under Section 162(m) to such Participants that are based on Performance Goals or other specific criteria or goals, but that do not satisfy the requirements of this Section 10.

      10.2   **Performance Goals**. The granting and/or vesting of Stock Awards or Awards of Performance Shares or Performance Units may be made subject to the attainment of Performance Goals relating to one or more measures of business or financial performance (each, a *"Performance Measure"*), which may include one or more of the following, as determined by the Committee:

      (i)   growth in revenue or product revenue;

      (ii)   recurring revenue;

      (iii)   annualized recurring revenue;

      (iv)   growth in the market price of the Stock;

      (v)   operating margin;

      (vi)   margin, including gross margin;

      (vii)   operating income;

      (viii)   operating income after taxes;

      (ix)   operating profit or net operating profit;

      (x)   pre-tax profit;

      (xi)   earnings before interest, taxes and depreciation;

      (xii)   earnings before interest, taxes, depreciation and amortization;

      (xiii)   income, before or after taxes (including net income);

      (xiv)   total return on shares of Stock or total stockholder return;

(xv)   earnings, including but not limited to earnings per share and net earnings;

(xvi)   return on stockholder equity or average stockholders' equity;

(xvii)   return on net assets;

(xviii)   return on assets, investment or capital employed;

(xix)   expenses;

(xx)   cost reduction goals;

(xxi)   return on capital;

(xxii)   economic value added;

(xxiii)   market share;

(xxiv)   operating cash flow;

(xxv)   cash flow, as indicated by book earnings before interest, taxes, depreciation and amortization;

(xxvi)   cash flow per share;

(xxvii)   improvement in or attainment of working capital levels;

(xxviii)   debt reduction;

(xxix)   debt levels;

(xxx)   capital expenditures;

(xxxi)   sales or revenue targets, including product or product family targets;

(xxxii)   bookings;

(xxxiii)   billings;

(xxxiv)   workforce diversity;

(xxxv)   customer satisfaction;

(xxxvi)   implementation or completion of projects or processes;

(xxxvii)   improvement in or attainment of working capital levels; and

(xxxviii)   stockholders' equity.

10.3   **Performance Goals Based on Performance Measures**.

(a)   ***Determination of Performance Goals Based on Performance Measures.*** Performance Goals based on Performance Measures may differ from Participant to Participant and from Award to Award. Further, any Performance Goals may be used to measure the performance of the Company as a whole or a business unit or other segment of the Company, or one or more product lines or specific markets and may be measured relative to a peer group or index. In establishing a Performance Goal based on Performance Measures, the Committee may provide that performance shall be appropriately adjusted as follows:

(i)   to include or exclude restructuring and/or other nonrecurring charges;

(ii)   to include or exclude exchange rate effects, as applicable, for non-U.S. dollar denominated Performance Goals;

(iii)   to include or exclude the effects of changes to generally accepted accounting principles required by the Financial Accounting Standards Board;

(iv)   to include or exclude the effects of any statutory adjustments to corporate tax rates;

(v)   to include or exclude the effects of any "extraordinary items" as determined under generally accepted accounting principles;

(vi)   to include or exclude the effect of payment of bonuses under any cash bonus plan of the Company;

(vii)   to include or exclude the effect of stock based compensation and/or deferred compensation;

(viii)   to include or exclude any other unusual, non-recurring gain or loss or other extraordinary item;

(ix)   to respond to, or in anticipation of, any unusual or extraordinary corporate item, transaction, event or development;

(x)   to respond to, or in anticipation of, changes in applicable laws, regulations, accounting principles, or business conditions; to include or exclude the effects of divestitures, acquisitions or joint ventures;

(xi)   to include or exclude the effects on reported financial results of changes in accounting treatment for certain transactions as a result of business model changes;

(xii)   to include or exclude the effects of discontinued operations that do not qualify as a segment of a business unit under generally accepted accounting principles;

(xiii)   to assume that any business divested by the Company achieved performance objectives at targeted levels during the balance of a Performance Period following such divestiture;

(xiv)   to include or exclude the effect of any change in the outstanding shares of Stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common shareholders other than regular cash dividends;

(xv)   to reflect a corporate transaction, such as a merger, consolidation, separation (including a spinoff or other distribution of stock or property by a corporation), or reorganization (whether or not such reorganization comes within the definition of such term in Section 368 of the Code);

(xvi)   to reflect any partial or complete corporate liquidation;

(xvii)   to reflect shippable backlog; and

(xviii)   to include or exclude the amortization of purchased intangibles, technology license arrangements and incomplete technology.

An Award may contain provisions for achievement of Performance Goals that are not based on Performance Measures (*"**Non-Performance Measure Goals**"*), but achievement, or non-achievement of any such Performance Goals may only operate to reduce the amount of an actual Award determined based on achievement of Performance Goals that are based on Performance Measures. That is, achievement of Non-Performance Measure Goals shall be viewed as an act of negative discretion by the Committee for purposes of determining an actual Award.

(b)   *Procedures*. To the extent necessary to comply with the performance-based compensation provisions of Section 162(m), with respect to any Award granted subject to Performance Goals based on Performance Measures and intended to qualify as "performance-based compensation" under Section 162(m), within the first twenty-five percent (25%) of the Performance Period, but in no event more than ninety (90) days following the commencement of any Performance Period (or such other time as may be required or permitted by Section 162(m)), the Committee will, in writing, (i) designate one or more Participants to whom an Award will be made, (ii) select the Performance Goals based on Performance Measures applicable to the Performance Period, (iii) establish the Performance Goals based on Performance Measures, and amounts of such Awards, as applicable, which may be earned for such Performance Period, (iv) specify the relationship between Performance Goals based on Performance Measures and the amounts of such Awards, as applicable, to be earned by each Participant for such Performance Period, and (v) provide for such other terms and conditions as the Committee may determine that would not otherwise cause Awards to cease to qualify as "performance-based compensation" under Section 162(m).

(c)   *Additional Limitations*. Notwithstanding any other provision of the Plan, any Award which is granted to a Participant and is intended to constitute qualified performance-based compensation under Section 162(m) will be subject to any additional limitations set forth in the Code (including any amendment to Section 162(m)) or any regulations and ruling issued thereunder that are requirements for qualification as qualified performance-based compensation as described in Section 162(m), and the Plan will be deemed amended to the extent necessary to conform to such requirements.

(d)   *Determination of Amounts Earned*. Following the completion of each Performance Period, the Committee will certify in writing whether the applicable Performance Goals based on Performance Measures have been achieved for such Performance Period. A Participant will be eligible to receive payment pursuant to an Award intended to qualify as "performance-based compensation" under Section 162(m) for a Performance Period only if the Performance Goals based on Performance Measures for such period are achieved. In determining the amounts earned by a Participant pursuant to an Award intended to qualified as "performance-based compensation" under Section 162(m), the Committee will have the right to (a) reduce or eliminate (but not to increase) the amount payable at a given level of performance to take into account additional factors that the Committee may deem relevant to the assessment of individual or corporate performance for the Performance Period, (b) determine what actual Award, if any, will be paid in the event of a termination of employment as the result of a Participant's death or disability or upon a Change of Control (as defined in Section 12) or in the event of a termination of employment following a Change of Control prior to the end of the Performance Period, and (c) determine what actual Award, if any, will be paid in the event of a termination of employment other than as the result of a Participant's death or disability prior to a Change of Control and prior to the end of the Performance Period to the extent an actual Award would have otherwise been achieved had the Participant remained employed through the end of the Performance Period.

11.   **STANDARD FORMS OF AWARD AGREEMENT.**

11.1   **Award Agreements.** Each Award shall comply with and be subject to the terms and conditions set forth in the appropriate form of Award Agreement approved by the Committee and as amended from time to time. Any Award Agreement may consist of an appropriate form of Notice of Grant and a form of Agreement incorporated therein by reference, or such other form or forms as the Committee may approve from time to time.

11.2   **Authority to Vary Terms.** The Committee shall have the authority from time to time to vary the terms of any standard form of Award Agreement either in connection with the grant or amendment of an individual Award or in connection with the authorization of a new standard form or forms; *provided, however,* that the terms and conditions of any such new, revised or amended standard form or forms of Award Agreement are not inconsistent with the terms of the Plan.

11.3   **Clawback/Recovery.** All Awards granted under the Plan will be subject to recoupment in accordance with any clawback policy that the Company is required to adopt pursuant to the listing standards of any national securities exchange or association on which the Company's securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other applicable law. In addition, the Committee may impose such other clawback, recovery or recoupment provisions in an Award Agreement as the Committee determines necessary or appropriate, including but not limited to a reacquisition right in respect of previously acquired shares of Common Stock or other cash or property upon the occurrence of Cause.

12.   **CHANGE OF CONTROL.**

12.1   Except as otherwise provided in a Participant's Award Agreement, "*Change of Control*" shall mean a change of control of the Company of a nature that would be required to be reported in response to Item 6(e) of Schedule 14A of Regulation 14A promulgated under the Exchange Act, whether or not the Company is then subject to such reporting requirement; *provided, however*, that anything in this Plan to the contrary notwithstanding, a Change of Control shall be deemed to have occurred if:

(a)   any individual, partnership, firm, corporation, association, trust, unincorporated organization or other entity or person, or any syndicate or group deemed to be a person under Section 14(d)(2) of the Exchange Act, is or becomes the "beneficial owner" (as defined in Rule 13d-3 of the General Rules and Regulations under the Exchange Act), directly or indirectly, of securities of the Company representing 30% or more of the combined voting power of the Company's then outstanding securities entitled to vote in the election of directors of the Company;

(b) during any period of two (2) consecutive years, individuals who at the beginning of such period constituted the Board and any new directors, whose election by the Board or nomination for election by the Company's stockholders was approved by a vote of at least three-fourths (3/4ths) of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved (the "***Incumbent Directors***"), cease for any reason to constitute a majority thereof;

(c) there occurs a reorganization, merger, consolidation or other corporate transaction involving the Company (a "***Transaction***"), in each case with respect to which the stockholders of the Company immediately prior to such Transaction do not, immediately after the Transaction, own securities representing more than 50% of the combined voting power of the Company, a parent of the Company or other corporation resulting from such Transaction (counting, for this purpose, only those securities held by the Company's stockholders immediately after the Transaction that were received in exchange for, or represent their continuing ownership of, securities of the Company held by them immediately prior to the Transaction);

(d) all or substantially all of the assets of the Company are sold, liquidated or distributed; or

(e) there is a "Change of Control" or a "change in the effective control" of the Company within the meaning of Section 280G of the Code and the regulations promulgated thereunder.

12.2 The Committee or the Board may, in its discretion, provide in any Award Agreement, severance plan or other individual agreement, that, in the event of a Change of Control of the Company, the Award held by a Participant shall become vested, exercisable and/or payable to such extent as specified in such document.

12.3 In the event of a Change of Control, the surviving, continuing, successor, or purchasing entity or parent thereof, as the case may be (the "***Acquiror***"), may, without the consent of any Participant, either assume the Company's rights and obligations under outstanding Awards or substitute for outstanding Awards substantially equivalent equity awards for the Acquiror's stock. In the event the Acquiror elects not to assume or substitute for outstanding Awards in connection with a Change of Control, any unexercised and/or unvested portions of such outstanding Awards shall become immediately exercisable and vested in full as of immediately prior to the effective date of the Change of Control. The exercise and/or vesting of any Award that was permissible solely by reason of this paragraph 12 shall be conditioned upon the consummation of the Change in Control. Any Awards which are not assumed or replaced by the Acquiror in connection with the Change of Control nor exercised as of the time of consummation of the Change of Control shall terminate and cease to be outstanding effective as of the time of consummation of the Change of Control.

13. **COMPLIANCE WITH SECURITIES LAW.**

13.1 The grant of Awards and the issuance of shares of Stock pursuant to any Award shall be subject to compliance with all applicable requirements of federal, state and foreign law with respect to such securities and the requirements of any stock exchange or market system upon which the Stock may then be listed. In addition, no Award may be exercised or shares issued pursuant to an Award unless (i) a registration statement under the Securities Act shall at the time of such exercise or issuance be in effect with respect to the shares issuable pursuant to the Award or (ii) in the opinion of legal counsel to the Company, the shares issuable pursuant to the Award may be issued in accordance with the terms of an applicable exemption from the registration requirements of the Securities Act. The inability of the Company to obtain from any regulatory body having jurisdiction the authority, if any, deemed by the Company's legal counsel to be necessary to the lawful issuance and sale of any shares hereunder shall relieve the Company of any liability in respect of the failure to issue or sell such shares as to which such requisite authority shall not have been obtained. As a condition to issuance of any Stock, the Company may require the Participant to satisfy any qualifications that may be necessary or appropriate, to evidence compliance with any applicable law or regulation and to make any representation or warranty with respect thereto as may be requested by the Company.

13.2   If the exercise of an Award, or the purchase or delivery of shares of Stock subject to an Award, following the termination of the Participant's Service would be prohibited at any time during the applicable post-termination period solely because the issuance of shares of Stock would violate the registration requirements under the Securities Act, then the Award shall terminate on the earlier of (i) the expiration of a period of three (3) months after the termination of the Participant's Service during which the exercise of the Award would not be in violation of such registration requirements, or (ii) the expiration of the term of the Award as set forth in the Award Agreement.

14.   **TAX WITHHOLDING.**

14.1   **Tax Withholding in General.** Unless prohibited by applicable law, the Company shall have the right to deduct from any and all payments made under the Plan, or to require the Participant, through payroll withholding, cash payment or otherwise, including by means of a Cashless Exercise of an Option, to make adequate provision for, the federal, state, local and foreign taxes, if any, required by law to be withheld by the Participating Company Group with respect to an Award or the shares acquired pursuant thereto. The Company shall have no obligation to deliver shares of Stock, to release shares of Stock from an escrow established pursuant to an Award Agreement, or to make any payment in cash under the Plan until the Participating Company Group's tax withholding obligations have been satisfied by the Participant.

14.2   **Withholding in Shares.** Unless prohibited by applicable law, the Company shall have the right, but not the obligation, to deduct from the shares of Stock issuable to a Participant upon the exercise or settlement of an Award, or to accept from the Participant the tender of, a number of whole shares of Stock having a Fair Market Value, as determined by the Company, equal to all or any part of the tax withholding obligations of the Participating Company Group. The Fair Market Value of any shares of Stock withheld or tendered to satisfy any such tax withholding obligations shall not exceed the amount determined by the applicable minimum statutory withholding rates.

15.   **TERMINATION OR AMENDMENT OF PLAN.**

The Committee may terminate or amend the Plan at any time. However, without the approval of the Company's stockholders, there shall be (a) no increase in the maximum aggregate number of shares of Stock that may be issued under the Plan (except by operation of the provisions of Section 4.2), (b) no change in the class of persons eligible to receive Incentive Stock Options, and (c) no other amendment of the Plan that would require approval of the Company's stockholders under any applicable law, regulation or rule. No termination or amendment of the Plan shall affect any then outstanding Award unless expressly provided by the Committee. In any event, no termination or amendment of the Plan may adversely affect any then outstanding Award without the consent of the Participant, unless such termination or amendment is necessary to comply with any applicable law, regulation or rule.

16. **MISCELLANEOUS PROVISIONS.**

16.1 **Repurchase Rights.** Shares issued under the Plan may be subject to one or more repurchase options, or other conditions and restrictions as determined by the Committee in its discretion at the time the Award is granted. The Company shall have the right to assign at any time any repurchase right it may have, whether or not such right is then exercisable, to one or more persons as may be selected by the Company. Upon request by the Company, each Participant shall execute any agreement evidencing such transfer restrictions prior to the receipt of shares of Stock hereunder and shall promptly present to the Company any and all certificates representing shares of Stock acquired hereunder for the placement on such certificates of appropriate legends evidencing any such transfer restrictions.

16.2 **Provision of Information.** Each Participant shall be given access to information concerning the Company equivalent to that information generally made available to the Company's common stockholders.

16.3 **Rights as Employee, Consultant or Director.** No person, even though eligible pursuant to Section 5, shall have a right to be selected as a Participant, or, having been so selected, to be selected again as a Participant. Nothing in the Plan or any Award granted under the Plan shall confer on any Participant a right to remain an Employee, a Consultant or a Director, or interfere with or limit in any way any right of a Participating Company to terminate the Participant's Service at any time. To the extent that an Employee of a Participating Company other than the Company receives an Award under the Plan, that Award can in no event be understood or interpreted to mean that the Company is the Employee's employer or that the Employee has an employment relationship with the Company.

16.4 **Rights as a Stockholder.** A Participant shall have no rights as a stockholder with respect to any shares covered by an Award until the date of the issuance of such shares (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company). No adjustment shall be made for dividends, distributions or other rights for which the record date is prior to the date such shares are issued, except as provided in Section 4.2 or another provision of the Plan.

16.5 **Fractional Shares.** The Company shall not be required to issue fractional shares upon the exercise or settlement of any Award.

16.6 **Beneficiary Benefits.** Subject to local laws and procedures, the Company may request appropriate written documentation from a trustee or other legal representative, court, or similar legal body, regarding any benefit under the Plan to which the Participant is entitled in the event of such Participant's death before such representative shall be entitled to act on behalf of the Participant and before a beneficiary receives any or all of such benefit.

16.7 **Unfunded Obligation.** Participants shall have the status of general unsecured creditors of the Company. Any amounts payable to Participants pursuant to the Plan shall be unfunded and unsecured obligations for all purposes, including, without limitation, Title I of the Employee

Retirement Income Security Act of 1974. No Participating Company shall be required to segregate any monies from its general funds, or to create any trusts, or establish any special accounts with respect to such obligations. The Company shall retain at all times beneficial ownership of any investments, including trust investments, which the Company may make to fulfill its payment obligations hereunder. Any investments or the creation or maintenance of any trust or any Participant account shall not create or constitute a trust or fiduciary relationship between the Committee, the Officer Committee or any Participating Company and a Participant, or otherwise create any vested or beneficial interest in any Participant or the Participant's creditors in any assets of any Participating Company. The Participants shall have no claim against any Participating Company for any changes in the value of any assets which may be invested or reinvested by the Company with respect to the Plan.

      16.8   **Section 409A.** It is intended that all of the benefits and payments provided under this Plan satisfy, to the greatest extent possible, the exemptions from the application of Code Section 409A (together, with any state law of similar effect, "Section 409A") provided under Treasury Regulations Sections 1.409A-1(b)(4), 1.409A-1(b)(5), 1.409A-1(b)(6) and 1.409A-1(b)(9), and this Plan will be construed to the greatest extent possible as consistent with those provisions. To the extent not so exempt, this Plan and the payments and benefits to be provided hereunder are intended to, and will be construed and implemented so as to, comply in all respects with the applicable provisions of Section 409A. For purposes of Section 409A (including, without limitation, for purposes of Treasury Regulation Section 1.409A-2(b)(2)(iii)), any right to receive any installment payments under this Plan shall be treated as a right to receive a series of separate payments and, accordingly, each installment payment hereunder shall at all times be considered a separate and distinct payment.

      To the extent that the Committee determines that any Award granted under the Plan is, or may reasonably be, subject to Section 409A, the Award Agreement evidencing such Award shall incorporate the terms and conditions necessary to avoid the consequences described in Section 409A (a)(1) of the Code (or any similar provision). Such terms and conditions shall include, without limitation, the following provision (or comparable provision of similar effect): "To the extent that (i) one or more of the payments or benefits received or to be received by a Participant upon "separation from service" (as defined under Treasury Regulation Section 1.409A-1(h) without regard to alternative definitions thereunder) pursuant to this Plan would constitute deferred compensation subject to the requirements of Section 409A, and (ii) the Participant is a "specified employee" within the meaning of Section 409A at the time of separation from service, then to the extent delayed commencement of any portion of such payments or benefits is required in order to avoid a prohibited distribution under Section 409A(a)(2)(B)(i) and the related adverse taxation under Section 409A, such payments and benefits shall not be provided to the Participant prior to the earliest of (i) the expiration of the six-month period measured from the date of separation from service, (ii) the date of the Participant's death or (iii) such earlier date as permitted under Section 409A without the imposition of adverse taxation on the Participant. Upon the first business day following the expiration of such applicable Section 409A (a)(2)(B)(i) period, all payments and benefits deferred pursuant to this paragraph shall be paid in a lump sum to the Participant, and any remaining payments and benefits due shall be paid as otherwise provided herein." If an Award Agreement is silent as to such provision, the foregoing provision is hereby incorporated by reference directly into such Award Agreement.

      In addition, and notwithstanding any provision of the Plan to the contrary, in the event that the Committee determines that any Award is, or may reasonably be, subject to Section 409A and related Department of Treasury guidance (including such Department of Treasury guidance issued from time to time) or contains any ambiguity as to the application of Section 409A, the Committee may, without the Participant's consent, adopt such amendments to the Plan and the applicable Award

Agreement or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that the Committee determines are necessary or appropriate to (A) exempt (or clarify the exemption of) the Award from Section 409A, (B) preserve the intended tax treatment of the benefits provided with respect to the Award, and/or (C) comply with the requirements of Section 409A and related Department of Treasury guidance.

Notwithstanding anything to the contrary contained herein, neither the Company nor any of its Affiliates shall be responsible for, or required to reimburse or otherwise make any Participant whole for, any tax or penalty imposed on, or losses incurred by, any Participant that arises in connection with the potential or actual application of Section 409A to any Award granted hereunder.

Table of Contents



345 PARK AVENUE
SAN JOSE, CA 95110-2704

YOU CAN VOTE OVER THE INTERNET OR BY TELEPHONE
QUICK * EASY * IMMEDIATE * AVAILABLE
24 HOURS A DAY * 7 DAYS A WEEK

Adobe Systems Incorporated encourages you to take advantage of convenient ways to vote. If voting by proxy, you may vote over the internet, by telephone or by mail. Your internet or telephone vote authorizes the named proxies to vote in the same manner as if you marked, signed, and returned your proxy card. To vote over the internet, by telephone, or by mail, please read the accompanying proxy statement and then follow these easy steps:

VOTE BY INTERNET - www.proxyvote.com
Use the internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time on April 8, 2015. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time on April 8, 2015. Have your proxy card in hand when you call and then follow the instructions.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by Adobe Systems Incorporated in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the internet. To sign up for electronic delivery, please follow the instructions above to vote using the internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in the future.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Adobe Systems Incorporated, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

M52493-P33586   KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

ADOBE SYSTEMS INCORPORATED

Vote on Directors

The Board of Directors recommends a vote <u>FOR</u> all nominees.

1. Election of the thirteen (13) Directors proposed in the accompanying Proxy Statement to serve for a one-year term.

		For	Against	Abstain
1a.	Amy L. Banse	☐	☐	☐
1b.	Kelly J. Barlow	☐	☐	☐
1c.	Edward W. Barnholt	☐	☐	☐
1d.	Robert K. Burgess	☐	☐	☐
1e.	Frank A. Calderoni	☐	☐	☐
1f.	Michael R. Cannon	☐	☐	☐
1g.	James E. Daley	☐	☐	☐
1h.	Laura B. Desmond	☐	☐	☐
1i.	Charles M. Geschke	☐	☐	☐
1j.	Shantanu Narayen	☐	☐	☐
1k.	Daniel L. Rosensweig	☐	☐	☐
1l.	Robert Sedgewick	☐	☐	☐
1m.	John E. Warnock	☐	☐	☐

Vote on Proposals

The Board of Directors recommends a vote <u>FOR</u> Proposals 2, 3 and 4:

		For	Against	Abstain
2.	Approval of the amendment of the 2003 Equity Incentive Plan to increase the available share reserve by 10 million shares.	☐	☐	☐
3.	Ratification of the appointment of KPMG LLP as the Company's independent registered public accounting firm for the fiscal year ending on November 27, 2015.	☐	☐	☐
4.	Approve, on an advisory basis, the compensation of the named executive officers.	☐	☐	☐

Sign exactly as your name(s) appear(s) on the stock certificate. If shares of stock stand of record in the names of two or more persons, or in the name of husband and wife, whether as joint tenants or otherwise, both or all of such persons should sign the proxy card. If shares of stock are held of record by a corporation, the proxy card should be executed by the President or Vice President and the Secretary or Assistant Secretary. Executors or administrators or other fiduciaries who execute the proxy card for a deceased stockholder should give their full title. Please date the proxy card.

Signature [PLEASE SIGN WITHIN BOX]   Date

Signature (Joint Owners)   Date

Important Notice Regarding the Internet Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement and Annual Report on Form 10-K are available at www.proxyvote.com.

M52494-P33586

ADOBE SYSTEMS INCORPORATED

PROXY FOR ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY

The undersigned hereby appoints each of John E. Warnock and Shantanu Narayen with full power of substitution, to represent the undersigned and to vote all of the shares of stock in Adobe Systems Incorporated (the "Company") which the undersigned is entitled to vote at the Annual Meeting of Stockholders of the Company, to be held at the Company's headquarters, 321 Park Avenue, East Tower, San Jose, California 95110-2704 on Thursday, April 9, 2015 at 9:00 a.m. local time and at any adjournment or postponement thereof: (1) as hereinafter specified upon the proposals listed on the reverse side and as more particularly described in the Company's Proxy Statement, receipt of which is hereby acknowledged, and (2) in their best judgment upon such other matters as may properly come before the meeting.

The shares represented hereby shall be voted as specified. **If no specification is made, such shares shall be voted FOR the election of each of the nominees listed on the reverse side for the Board of Directors and FOR Proposals 2, 3 and 4**. Whether or not you are able to attend the meeting, you are urged to sign and mail the proxy card in the return envelope so that the stock may be represented at the meeting.

IF YOU ELECT TO VOTE BY MAIL, PLEASE SIGN, DATE AND RETURN THIS PROXY CARD

PROMPTLY

USING THE ENCLOSED ENVELOPE

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)